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06010536

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd.

*CURRENT ADDRESS 456 Alexandra Road, NOL Building Singapore 119962


PROCESSED
FEB 01 2006 E
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2605   FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: ERS
DAT : 1/31/06

ARS 12-31-03



CONNECTING

AROUND THE CLOCK, AROUND THE WORLD

NOL Group of Companies Annual Report 2003






RENO

BUSAN

LOS ANGELES

SAN FRANCISCO

SINGAPORE

PACIFIC OCEAN

ROMEOVILLE

OAKLAND

SINGAPORE

GMT

22:45

THE NOL GROUP IS AN INTEGRATED TRANSPORT SOLUTIONS COMPANY, GEARED FOR TODAY'S BUSINESS ENVIRONMENT – WHERE E-COMMERCE AND DATA FLOWS OUTSTRIP THE PHYSICAL MOVEMENT OF GOODS; WHERE COMPLEX SUPPLY CHAINS STRETCH ACROSS REGIONAL BORDERS, COUNTRIES AND CONTINENTS.

WE WORK ALONGSIDE MANY OF THE WORLD'S LEADING MULTI-NATIONAL COMPANIES AND BEST KNOWN BRANDS. WHETHER IT'S THE JUST-IN-TIME SHIPMENT OF COMPONENTS FOR A MANUFACTURING LINE, OR THE LATEST CONSUMER GOODS FOR A RETAIL STORE, WE OFFER OUR CUSTOMERS CERTAINTY IN AN EVER-CHANGING GLOBAL MARKETPLACE AND INNOVATIVE SOLUTIONS THAT HELP GIVE THEM A COMPETITIVE EDGE.

EVERY DAY, EVERY HOUR – IN HUNDREDS OF LOCATIONS AROUND THE WORLD – WE ARE DELIVERING ON THAT PROMISE.

NOL GROUP HIGHLIGHTS 2003

MAJOR TURNAROUND IN THE PERFORMANCE OF CORE CONTAINER TRANSPORTATION AND LOGISTICS BUSINESSES, APL AND APL LOGISTICS.

RECOVERY OF FREIGHT RATES, COMBINED WITH DISCIPLINED FOCUS ON YIELD MANAGEMENT AND COST SAVINGS, CONTRIBUTE TO US$759 MILLION IMPROVEMENT IN GROUP AFTER-TAX PROFIT, TO US$429 MILLION.

HIGHER REVENUES FROM APL AND APL LOGISTICS LIFT GROUP TURNOVER TO A RECORD US$5,523 MILLION, UP 19 PER CENT.

SUSTAINABLE COST SAVINGS IN EXCESS OF US$160 MILLION ACHIEVED FROM OPERATIONAL EFFICIENCIES, NETWORK IMPROVEMENTS AND CUTS TO ADMINISTRATIVE COSTS.

STRATEGIC DIVESTMENT OF NON-CORE ASSETS AND BUSINESSES, INCLUDING CRUDE OIL TRANSPORTATION COMPANY, AMERICAN EAGLE TANKERS (AET).

APPOINTMENT OF DAVID LIM AS NEW GROUP PRESIDENT & CEO IN JULY 2003, ALONG WITH CONFIRMATION OF OTHER KEY EXECUTIVE MANAGEMENT ROLES.

SUCCESSFUL SHARE PLACEMENT IN NOVEMBER 2003, RAISING US$310 MILLION, FURTHER STRENGTHENING GROUP BALANCE SHEET WITH A YEAR-END NET GEARING OF 0.54, AND POSITIONING THE NOL GROUP FOR FUTURE GROWTH.

GROUP PERFORMANCE

Financial Highlights (US$ million)

	2003*	2002	Change
Revenue	**5,523**	**4,642**	**+881**
Core EBITDA	**753**	**236**	**+517**
– Depreciation and Amortisation**	(288)	(320)	
Core EBIT	**465**	**(84)**	**+549**
– Net Interest Expense	(108)	(127)	
– Tax	(22)	(10)	
Profit/(Loss) before Exceptional Items	**335**	**(221)**	**+556**
– Exceptional Items	94	(109)	
Net Profit/(Loss)	**429**	**(330)**	**+759**

* NOL Group's full year results to 26 December 2003.
** Part of the Amortisation has been classified under Exceptional Items.

Balance Sheet

		2003	2002
Total Assets	**(US$ million)**	**4,064**	4,769
Total Liabilities	**(US$ million)**	**2,748**	4,182
Total Equity	**(US$ million)**	**1,304**	556
Total Debt	**(US$ million)**	**1,252**	2,814
Gross Dividend	**(S¢)**	**3.85**	–
Net Tangible Asset Backing per S$1 Share	**(US$)**	**0.79**	0.27
Gross Gearing		**0.96**	5.06
Net Gearing		**0.54**	4.46

06:45 SINGAPORE. NOL GROUP CHAIRMAN, CHENG WAI KEUNG, STARTS HIS DAY. IN TWO HOURS, THE BOARD WILL BE REVIEWING THE PERFORMANCE OF KEY OPERATIONS AND DISCUSSING NEW STRATEGIC INITIATIVES.



CHAIRMAN'S STATEMENT

THIS PAST YEAR HAS SEEN NOL'S PERFORMANCE REBOUND FROM A DISAPPOINTING TWO YEARS TO A VERY SATISFACTORY NET PROFIT FOR 2003 OF US$429 MILLION – A STRONG TURNAROUND FROM THE COMBINED LOSS OF US$387 MILLION OVER 2001 AND 2002.

CHENG WAI KEUNG CHAIRMAN


NOL Month-End Share Price 2003 (S$)
2.5
2.0
1.5
1.0
0.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec


Net Tangible Asset Backing Per S$1 Share (US$)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1999 0.56
2000 0.71
2001 0.50
2002 0.27
2003 0.79

Revenue for the year increased by 19 per cent to US$5.5 billion from US$4.6 billion, despite the fact that we divested our crude oil transportation company American Eagle Tankers (AET) mid-way through the year. This reflects the considerably improved performance of both shipping subsidiary APL and supply chain management unit APL Logistics.

APL continued to contribute the largest proportion of the Group's revenue at 75 per cent of the total, while APL Logistics' share increased to 18 per cent. The balance was contributed by Chartering, whose principal business was AET.

NOL has been through some rough patches in recent years and we have not been in a position to pay a dividend since June 1997.

I am pleased to say that we will resume dividend payments. We will pay a dividend of 3.85 Singapore cents per share, less tax for 2003. The Board will take this to shareholders at the Annual General Meeting (AGM) in April 2004.

While the recovery from unsustainable rates in our liner business was significant, the scale of the turnaround reflects more than rate recovery: it reflects a change in the focus of our business.

During 2003, the Board worked closely with management to develop a model that aims to achieve sustained profitability and reduce our vulnerability to the cycles that characterise our industry.

We felt strongly that the Board had an important role to play in achieving this by ensuring the underlying financial and organisational structures were in place to provide the necessary resources to help drive the business model.

This meant having a strong balance sheet and ensuring the company was tightly focused on its core business of shipping and logistics.

It was for these reasons that during 2003 we sold AET and undertook a share placement.

The divestment of AET, which was completed at the end of July, generated a net profit of US$134 million and significantly reduced our net gearing.

The underwritten share placement later in the year, which raised around US$310 million, reduced net gearing even further.

Together with our strong operating performance, this meant that by the end of 2003 our net gearing had reduced to 0.54. This is in contrast to the previous year where at year-end our net gearing was 4.46.

In addition to the changes to the financial structure of the company, we oversaw changes to the management and to the management structure.

Importantly, we were pleased to appoint a new Group CEO, Mr David Lim, in the middle of the year, after a rigorous international search.

The Board is optimistic that under his leadership NOL will continue to grow and will follow a strategic path designed to maintain our profitability, despite the cyclicality of our industry.

06:45 SINGAPORE. TWO FULLY-LADEN VESSELS CROSS PATHS IN THE PORT OF SINGAPORE – APL'S KEY TRANSHIPMENT HUB IN SOUTHEAST ASIA, LINKING CUSTOMERS WITH THE FAST-GROWING ECONOMIES OF CHINA, THE INDIAN SUBCONTINENT, THE MIDDLE EAST AND OUR GLOBAL NETWORK.



PHOTO COURTESY: PSA CORPORATION

06:45

DURING 2003 WE ALSO IMPROVED THE TRANSPARENCY OF OUR OPERATIONS AS PART OF OUR COMMITMENT TO GOOD CORPORATE GOVERNANCE, ISSUING MONTHLY OPERATING REPORTS TO UPDATE INVESTORS AND OTHER STAKEHOLDERS ON THE COMPANY'S PROGRESS. OVER TIME, THESE WILL ALSO HELP OBSERVERS TRACK THE PATTERN OF SEASONAL CHANGES.

Changes to the management structure during the year included a new focus on the trades in liner and on service areas in logistics.

The combination of the successful implementation of these changes, together with the talent and experience of the management team, has created a solid foundation for growth. As the shipping and logistics businesses expand, they will more than replace the revenue and profit previously generated by AET.

During 2003 we also improved the transparency of our operations as part of our commitment to good corporate governance, issuing monthly operating reports to update investors and other stakeholders on the company's progress. Over time, these will also help observers track the pattern of seasonal changes.

The makeup of our Board also changed during 2003. Our directors come from a wide span of disciplines and have considerable international experience. Collectively, they provide management with invaluable guidance and support from different perspectives.

During 2003, we welcomed four new directors to the Board: entrepreneur Mr Ang Kong Hua became a Vice Chairman of the Board and sits on both the Board's Executive and Nominating Committees; business consultant Mr Willie Cheng Jue Hiang also joined the Board and serves on the Audit Committee; financial accounting professional Mr Gan Chee Yen joined us in October and serves on both the Nominating and Audit Committees; and US business consultant, Mr Robert Holland, Jr joined us at the beginning of 2004.

I would also like to thank Board members Mr Robert Chua and Mr Dirk Goedhart, both of whom retired at the end of 2003, for their many years of dedicated service to NOL. Both joined the Board in 1997 and have seen the Group through some challenging times. Their contribution is much appreciated.

Professor Wee Chow Hou is also stepping down, leaving the Board at the AGM in 2004. He too joined the Board in 1997 and has provided valuable insight and guidance in his time with us, and we thank him for his contribution.

I also want to thank Mr Boon Swan Foo, who retired from the Board at the AGM in 2003. I am particularly grateful to him and to Vice Chairman Dr Friedbert Malt for their considerable commitment and hard work, guiding and supporting the management team as they began the turnaround.

They were involved on an almost daily basis in the first part of the year and created a strong sense of urgency that was vital to making the changes to the business model that had to be made. That energy infused the company and continues today.

However, the final credit for the greatly improved performance goes to management.

They developed and drove the strategy every day; with a close watch on costs, they set out to manage yield and improve contribution; they were focused and disciplined; and they were united as a team with a single goal and a strong belief that they could turn the company around. And they did it.

I would like to take this opportunity to thank them and all our staff for their outstanding work in 2003. I know they will continue to drive hard for sustained profits into the future.

I would also like to thank our business associates and the labour unions for their partnership and co-operation, and our customers for their confidence and trust. I am also grateful to the various industry and regulatory organisations who have given us guidance and support.

Barring unforeseen circumstances, the Board expects NOL to continue to perform better in 2004 than in 2003.



CHENG WAI KEUNG
Chairman

BOARD OF DIRECTORS


01
02
03
04
05
06
07
08
09
10
11
12
13
14

01 Cheng Wai Keung Chairman
Cheng Wai Keung is Chairman of the NOL Board, a Director of APL Logistics and other Group subsidiary companies including APL. He is also Chairman of the NOL Board Executive Committee, the Nominating Committee and a member of the Executive Resource and Compensation Committee. Mr Cheng is the Chairman and Managing Director of Singapore-listed company, Wing Tai Holdings, and serves on the Boards of a range of companies, including as Chairman of Raffles Holdings, and Director of GP Batteries International and Transpac Industrial Holdings. He also serves on several Singapore business advisory councils.

02 Friedbert Malt Vice Chairman
Friedbert Malt is Vice Chairman of the NOL Board, a Director of APL Logistics and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He was a lecturer in finance at the University of Hamburg, Germany, and was affiliated with Westdeutsche Landesbank before joining DG Bank AG (now DZ Bank AG) in the late 1970s. He held various international responsibilities, including as a member of the Executive Board of DG Bank until the end of 2001. Dr Malt brings valuable insights and experience in international finance. He served on a number of governing Boards of major European Financial Institutions and is on the Board of the German American Chamber of Commerce, New York.

03 Ang Kong Hua Vice Chairman
Ang Kong Hua joined the NOL Board in June 2003 as joint-Vice Chairman and is a member of both the Board's Executive Committee and Nominating Committee. He is Executive Director of NatSteel, a listed Singapore-based manufacturing group. Before joining NatSteel in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore. Mr Ang also serves on the boards of several other listed companies and institutions, including the Government of Singapore Investment Corporation.

04 David Lim Executive Director
David Lim is Group President & CEO. He is also member of the Board, the NOL Board Executive Committee and a Director of APL Logistics. He is a Member of Singapore's Parliament and serves on the Eisenhower Fellowship International Advisory Council and PSA's International Advisory Council. Mr Lim has extensive business, managerial and leadership experience in both the public and private sector in Singapore and overseas. His former roles include CEO of leading port operator, the Port of Singapore Authority; CEO of the China-Singapore Suzhou Industrial Park, a major industrial park development close to Shanghai; and CEO of Jurong Town Corporation, which develops industrial facilities in Singapore and invests throughout the region. He also served in the National Computer Board and the Singapore Economic Development Board. Mr Lim entered politics in 1997 and served in the Singapore Cabinet for five years, most recently as Acting Minister for Information, Communications and the Arts.

05 Lim How Teck Executive Director
Lim How Teck is Group Chief Financial Officer, a Director of the NOL Board and a member of the NOL Board Executive Committee. He also holds directorships in various subsidiaries, associated companies and investment interests of the NOL Group. Mr Lim has extensive international qualifications and experience in business finance and accounting. He has an in-depth knowledge of the shipping industry and the NOL Group, having been with the Company since 1979. Mr Lim holds a Bachelor of Accountancy Degree from the University of Singapore. He is a Fellow of the Chartered Institute of Management Accountants of UK, an Associate of the Business Administration of Australia, a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore and a Fellow of the Singapore Institute of Directors. He is a graduate of the Harvard Graduate School of Business Corporate Financial Management Course and Advance Management Programme.

06 Robert Chua Director
Robert Chua has extensive experience in manufacturing and technology. He joined the Board in 1997. He serves on the Boards of a number of privately and publicly held companies, including Singapore Computer Systems. He is also the Co-Chairman of the Malaysia-Singapore Business Council.

07 Dirk Goedhart Director
Dirk Goedhart has served on the Board of NOL since 1997. Mr Goedhart is a retired Executive Vice President of Philips Electronics, one of the world's largest electronics companies. He has broad transport and logistics experience both in the European and global marketplace. He also serves as a Director of Bakkersland, the leading baked goods concern headquartered in the Netherlands, and is Vice Chairman and a life member of the Business Advisory Committee of the Kellogg School of Transport at Northwestern University, Illinois.

08 Wee Chow Hou Director
Wee Chow Hou joined the NOL Board in 1997 and is a member of its Audit Committee and the Executive Resource and Compensation Committee. Professor Wee teaches business strategy and management at the Nanyang Business School, Nanyang Technological University. He consults and conducts executive training for more than 180 major organisations around the world, including Fortune 500 companies. He is also a Director of Apollo Enterprises, SembCorp Logistics and HTL International.

09 Lock Sai Hung Director
Lock Sai Hung joined the Board in June 2002 and is Chairman of the NOL Audit Committee and a Member of the Executive Resource and Compensation Committee. He brings with him extensive experience in banking and finance having spent most of his career with DBS Bank where he was part of the senior management team. His career spans the Singapore Economic Development Board, Esso (Petroleum Transport & Services Inc) and the Insurance Corporation of Singapore. He is currently a Director of Raffles Hospital, Dovechem Stolthaven and Chairman of Transpac Industrial Holdings.

10 Yasumasa Mizushima Director
Yasumasa Mizushima joined the NOL Board in June 2002 after his retirement as President and Chief Executive of Sony Logistics Corporation, a global business with one of the most extensive supply chains in the world. He is also a Director of APL Logistics.

Mr Mizushima has more than 40 years' experience in building supply chain networks and provides the Board with a first-hand insight into the logistics needs of customers. He remains as Corporate Advisor of Sony Corporation and also holds the positions of Professor of the Graduate School of Business Administration (Logistics Management Course for MBA) of Tama University and Director of the Japan Tariff association, Tokyo, and Deckelland Corporation.

11 Tim Rhein Director
Tim Rhein served as a Director of NOL from 1998 to 2001, and was re-appointed to the Board in 2002. In addition, he is Chairman of APL Logistics and American President Lines (now APL). Mr Rhein has more than 40 years of shipping and transportation experience. He was President & Chief Executive Officer of APL between 1995 and 1999.

Among the senior positions held within the company, Mr Rhein has been President & CEO of the company's US domestic freight operation, APL Land Transport Services. This included North America's most extensive double-stack container train network, a large intermodal marketing company, and an automotive logistics company. Prior to this, he was President & Chief Operating Officer of APL, and worked in other roles covering operations, marketing and logistics. Before joining APL in 1967, Mr Rhein was as an officer in the United States Army Transportation Corps serving in Germany, Vietnam and the US. He is a graduate of Santa Clara University.

12 Connal Rankin Director
Banking and human resources specialist Connal Rankin joined the NOL Board in November 2002. He is also Chairman of the Executive Resource and Compensation Committee. Mr Rankin, who is the Group General Manager, Human Resources of HSBC Holdings, began his banking career with HSBC as a trainee more than 42 years ago and has undertaken numerous international postings for them, including Brunei, Australia, Canada, the Philippines, Saudi Arabia as well as Hong Kong. He was the General Manager and CEO of HSBC Singapore for five years from 1995 to 2000 and is currently based in London.

13 Willie Cheng Director
Willie Cheng was appointed to the NOL Board in June 2003 and also to the Audit Committee. He was the country managing director of Accenture Singapore and retired from the firm in August 2003. Mr Cheng is Chairman of the National Volunteer and Philanthropy Centre and Council Member of the Singapore Business Federation. He also serves on the boards of NTUC Fairprice, SPRING Singapore (formerly the Singapore Productivity and Standards Board) and PSB Holdings.

14 Gan Chee Yen Director
Gan Chee Yen was appointed to the NOL Board in October 2003. Mr Gan has extensive experience in the finance area and is currently Managing Director (Finance) of Temasek Holdings (Private) Limited. Prior to joining Temasek Holdings, he was Director of Finance at Singapore Technologies. Mr Gan also serves on the boards of several prominent Singapore-based companies, including Singapore Technologies, and is a member of the Board of Commissioner of PT Bank Danamon Indonesia. Mr Gan is a member of the Institute of Certified Public Accountants of Singapore. He has a Bachelor of Accountancy from the National University of Singapore and has attended Harvard's Programme for Management Development.

06:45 **SINGAPORE.** GROUP CEO DAVID LIM PREPARES TO OUTLINE THE COMPANY'S BUSINESS PLANS AND ANSWER QUESTIONS AS PART OF A BREAKFAST MEETING WITH INDUSTRY ANALYSTS.

GROUP CEO'S REPORT

WE HAD A REMARKABLE YEAR, TURNING RECORD LOSSES INTO GAINS, LARGELY ON THE BACK OF IMPROVED OPERATIONAL RESULTS.

CREDIT FOR THIS GOES TO THE RIGHT STRATEGIES ESTABLISHED BY THE EXECUTIVE COMMITTEE, WHICH THE BOARD ENDORSED, THE HARD WORK OF OUR STAFF IN IMPLEMENTING THOSE STRATEGIES WELL, AND OUR CUSTOMERS FOR THEIR CONTINUING SUPPORT AND APPRECIATION FOR THE SERVICES WE PROVIDE.

DAVID LIM GROUP PRESIDENT & CEO





Revenue
(US$ million)
6000
5000
4000
3000
2000
1000
0
1999
2000
2001
2002
2003
Container Transportation 75%*
Logistics 18%*
Chartering 6%*
Others 1%*
* % of 2003 Revenue



Net Profit/(Loss)
(US$ million)
500
400
300
200
100
0
-100
-200
-300
-400
1999 88.7
2000 175.8
2001 (56.4)
2002 (330.2)
2003 428.8

I joined the company in July 2003, when the new strategy was already firmly established. Now, some eight months later, I am confident to say that we are set to continue to perform well into the future, as we maintain discipline around costs and seek to vigorously build up the Group's business from our core strengths in ocean container transport and related logistics.

Group Performance

The Group's revenues grew US$881 million to US$5,523 million in 2003. We reversed our losses of US$330 million to register a net income of US$429 million. This improvement in both revenues and profits was achieved despite the sale of our profitable crude oil tanker subsidiary, American Eagle Tankers (AET) in July.

Our key strategy in 2003 was to focus our efforts on turning around our core businesses, namely container transportation and logistics operations. At the same time, we have remained focused on and responsive to our customers' needs.

Liner operations contributed the most to our results. Ron Widdows was appointed CEO of our liner operation, APL, in June, and he led his team to turn in a stellar performance, reversing a US$72 million Core EBIT (Earnings Before Net Interest Expense, Tax and Exceptional Items) loss in 2002 to a US$406 million Core EBIT profit in 2003.

This was achieved partly on the back of freight rate recovery from unsustainable and irrationally low rates in 2002. But it was also due to concerted efforts on the part of management to reconfigure our operations, while maintaining excellent service to our customers.

We re-allocated equipment to the longer-haul routes where demand was high and focused on cargo that contributed positively to our network as well as our bottom-line.

After a slight decline in volumes in the first half of 2003 compared with the previous year, we gained momentum in the second half.

And, while overall volumes for the full year were flat, up only 1 per cent, revenues increased more than 20 per cent, and APL made record profits.

What also contributed significantly to our results was a disciplined approach to costs, notwithstanding improved freight rates. We achieved US$163 million in reduced costs against an already aggressive target of US$150 million for the year.

We will continue to maintain this discipline in the year ahead.

Logistics also improved its performance. Following the rapid expansion of our logistics business in earlier years, we continued to tighten up on loss making sectors, and to simultaneously expand our businesses in profit making areas, and in new, promising markets.

Overall, we reversed a US$27 million Core EBIT loss for APL Logistics in 2002 into a US$7 million Core EBIT gain in 2003.

More importantly, we began to align our logistics and liner businesses more closely to enhance service to customers. We provided integrated, end-to-end services to a small, but important and growing number of large customers who have global transportation and logistics needs. We were able to demonstrate that such seamless services saved them many millions of dollars in logistics costs.

We believe strongly in the value of integrated supply-chain solutions and in the coming years will strive to offer value-adding services to more customers, including those of medium size who can benefit from our global reach.

We are positive about our business in 2004. We believe demand growth will remain strong, and the liner industry will continue to see a balance between demand and supply in the year ahead.

14:45 OAKLAND, CA. SENIOR EXECUTIVES MEET WITH GROUP CHIEF FINANCIAL OFFICER, LIM HOW TECK, TO DISCUSS THE MOST EFFICIENT WAY TO SUPPORT THE BUSINESS UNITS' OPERATIONS. PICTURED FROM LEFT: GROUP CIO CINDY STODDARD, APLL CFO GLYNIS BRYAN, MR LIM, COMPANY SECRETARY MARJORIE WEE AND CHRO GORDON SIMPSON.


14:45

Likewise, we see growth in demand for related logistics services, and we therefore expect, for both liner and logistics operations, to improve on our results of 2003.

Chartering and Ship Management

The Chartering division's revenues fell 9 per cent to US$317 million in 2003, while Core EBIT rose to US$75 million, buoyed by the strong recovery in tanker charter rates. The fall in revenue was the result of the sale of AET, as it was the largest contributor to the Chartering division's revenues.

AET was a good and profitable business that the NOL Group had developed over three decades. We sold AET for two reasons: Firstly, it helped us to strengthen our balance sheet. This is particularly important given the cyclicality of our core liner business. Secondly, it enabled us to focus all our energies on our core businesses to turn them around.

In February 2004, we announced the sale of our product tanker and bunkering business, Neptune Associated Shipping (NAS). With this sale, we have effectively exited from the tanker business.

However, we will keep our ship management unit, Neptune Shipmanagement Services Pte Ltd (NSSPL), because it is an important part of our core capabilities. NSSPL manages a fleet of 32 container ships from APL's global fleet, and employs around 900 highly trained and experienced sea and shore staff.

NSSPL's high standards and service excellence make it a leader in its field. In 2003, it was conferred the internationally recognised environment standard ISO 14001, and also became Singapore's first manager to meet the International Ship and Port Facility Security (ISPS) Code established by the International Maritime Organisation (IMO).

Financial Highlights

Our financial performance for the year is at levels that we believe make us comparable to the best in class. We achieved a Core EBIT margin of 8 per cent in 2003 for the Group as a whole, and even better for our liner operations. We returned 21 per cent on net debt and equity capital employed (weighted average).

Given the high level of debt in the earlier part of the year, our weighted average cost of capital (WACC) for the whole year was 6.8 per cent. Measured against the WACC, we generated an Economic Value Added (EVA)* of US$358 million.

The issue of new shares in November, which brought in about $310 million in shareholder funds, further strengthened our balance sheet. And in addition to the AET sale, we also divested other non-core assets and business operations. As a result of these measures, and our strong operational results, we have reduced our total borrowing from US$2,814 million as of December 2002 to US$1,252 million as of December 2003.

Our operating cash flow remained strong throughout the year. At the end of the financial year, we had available cash and committed credit lines in excess of US$1 billion.

We maintained our policy of hedging our foreign exchange and bunker fuel cost exposures. As a result, we were not significantly affected by the volatility in these areas and ended the year with a positive balance in these accounts.

In view of our return to profitability, and our healthy financial position, we are pleased to be able to pay a dividend of 3.85 cents (Singapore) per share to our shareholders.

* EVA = Earnings Before Net Interest Expense and After Tax - (Weighted Average Book Capital x WACC)

OUR FINANCIAL PERFORMANCE FOR THE YEAR IS AT LEVELS THAT WE BELIEVE MAKE US COMPARABLE TO THE BEST IN CLASS. WE ACHIEVED A CORE EBIT MARGIN OF 8 PER CENT IN 2003 FOR THE GROUP AS A WHOLE, AND EVEN BETTER FOR OUR LINER OPERATIONS. WE RETURNED 21 PER CENT ON NET DEBT AND EQUITY CAPITAL EMPLOYED (WEIGHTED AVERAGE).

IT Developments

Information Technology (IT) innovation continues to be a strength within the Company.

During the year, new systems enhanced our ability to forecast demand and improve cargo tracking, and we also harnessed the Internet to provide our customers greater convenience and access to our services. We made more use of EDI, our own Internet Portal, and industry portal, GT Nexus, to handle customer queries and transactions.

Our strengths and capabilities in IT enabled us to port our backroom operations to lower cost centres without disrupting customer services. We were also able to respond quickly to new security processes, such as the 24-Hour Advance Manifest Rule introduced by US Customs and Border Protection.

In the coming year, we aim to make our IT systems even more responsive to changing industry conditions and customer demands. We will also continue to invest to make sure that our systems performance is maintained, and take appropriate actions to minimise risk, especially in the areas of data security, intrusion monitoring and disaster recovery.

NOL People

The results in 2003 are clear and concrete evidence of the outstanding calibre of our staff. They rose to the challenges, and delivered the results.

We are committed to enhancing our human resource management practices to motivate our staff to give of their best.

The Management Trainee Programme, which transitioned to regional recruitment and development of graduates this year, continues to be a cornerstone of our commitment to attracting and developing young talent. The programme will be expanded in 2004.

The reach of our NOL Global Campus was also extended in 2003 and remains a world-class e-learning facility, able to be accessed around the clock by over 10,000 employees globally.

The leadership and strength of our management teams has long been a hallmark of the NOL Group. To enhance the depth and breadth of our executive talent pool, we will be investing in new processes and programmes in 2004.

These important initiatives will be driven by our new Chief Human Resources Officer, Gordon Simpson, who was appointed for the Group in January 2004. His appointment fills a critical position, and we will be looking forward to significant improvements in the way we develop, deploy and reward our staff in the year ahead.

07:45 BUSAN, KOR. CAPTAIN GEORGE SOLOMON BRIEFS THE SHIP MASTER, CAPTAIN CHEONG POH MENG, ON BOARD THE APL CYPRINE ABOUT NEW REQUIREMENTS OF THE ISPS (INTERNATIONAL SHIP AND PORT FACILITY SECURITY) CODE.



07:45

NOL TODAY IS A DIFFERENT COMPANY THAN IT WAS A YEAR AGO. IT IS LEAN, IT HAS A STRONG BALANCE SHEET, AND IT HAS A PROVEN TEAM THAT HAS WORKED WELL TOGETHER TO DELIVER THE EXCELLENT RESULTS LAST YEAR. BUT WE CAN, AND WILL DO BETTER.

Corporate Responsibility

As a leading company in its industry, NOL seeks the highest standards in its relationship with all its constituencies.

Our basic responsibilities are towards our shareholders, customers, business partners and staff. But beyond this, we also seek to be a good corporate citizen in every country we operate in, and to play socially responsible roles in issues that affect the global community.

We believe in a holistic approach to achieve this. We adopt sound and correct practices in our businesses, and continue to do everything with integrity.

We aim to deal fairly with our employees, customers and our business partners, and be mindful of the impact that our actions have on the communities where we do business, and on the environment.

In 2003, we established a risk management function and we also appointed an Environmental Affairs Officer to oversee compliance with relevant environment regulations and to monitor our progress in this important area.

Going forward, we will continue to look for ways to contribute meaningfully to the communities in which we operate.

Serving Our Customers in 2004 and Beyond

We expect to improve our performance as a Group in 2004.

Our view is based on our expectations that world trade will continue to grow at a steady pace, especially in the markets where we have a large presence.

We see new opportunities to meet customer needs in growing markets – particularly China, India, Southeast Asia and the Middle East. We therefore intend to explore new business opportunities in these areas, to expand our existing businesses, and also to leverage our capabilities to meet new market demands.

NOL today is a different company than it was a year ago. It is lean, it has a strong balance sheet, and it has a proven team that has worked well together to deliver the excellent results last year. But we can, and will do better.

We see ourselves as one transport and logistics company, even though we are structured as separate business entities. We therefore aim to grow the NOL Group by providing value-adding solutions and services to our customers across our entire spectrum of expertise.

We will continue to deepen and widen our repertoire of skills and capabilities, and expand our business to support our current and future customers, and give our shareholders a good return.



DAVID LIM
Group President & CEO

06:45 SINGAPORE. SINGAPORE IS JUST WAKING AS STEVEDORES COMPLETE THE 36-HOUR JOB OF DISCHARGING AND LOADING MORE THAN 3,500 CONTAINERS BEFORE THE APL CHINA SETS SAIL FOR SEATTLE, VIA THE SOUTH CHINA PORT OF YANTIAN.

7




PSA

APL

APL IS A GLOBAL TOP-10 CONTAINER TRANSPORTATION COMPANY, PROVIDING SERVICES TO MORE THAN 140 COUNTRIES THROUGH A NETWORK COMBINING WORLD-CLASS INTERMODAL OPERATIONS WITH LEADING-EDGE IT AND E-COMMERCE.

06:45

17:45 NEW YORK, NY. APL CEO RON WIDDOWS BEGINS ANOTHER MEETING WITH KEY CUSTOMERS ON THE US EAST COAST – AN AREA WHICH HAS BEEN THE FOCUS OF SIGNIFICANT SERVICE ENHANCEMENTS IN 2003.

OPERATIONS REVIEW – APL

LAST YEAR WE PROMISED BETTER RETURNS FROM OUR LINER BUSINESS. IN 2003 APL DELIVERED WITH RECORD EARNINGS, LEAVING TWO SUCCESSIVE YEARS OF UNSATISFACTORY RESULTS FIRMLY BEHIND.

IN DOING SO, WE HAVE BROUGHT ABOUT SOME FUNDAMENTAL CHANGES TO OUR BUSINESS – CHANGES THAT WERE NECESSARY, TO IMPROVE OUR PERFORMANCE TODAY AS WELL AS BETTER POSITION THE COMPANY FOR THE FUTURE.

RON WIDDOWS APL CEO



APL Core EBIT
(US$ million)



500
400
300
200
100
0
-100
1999 **173**
2000 **284**
2001 **19**
2002 **(72)**
2003 **406**

APL Cargo Volumes by Tradelane
('000 FEU)



Trans-Pacific **603**
Latin America **119**
Asia-Europe **300**
Trans-Atlantic **101**
Asia/Middle East **393**

APL's Core EBIT (Earnings Before Net Interest Expense, Tax and Exceptional Items) for 2003 of US$406 million is a record for the Company, representing an improvement of US$478 million on the US$72 million loss incurred in 2002.

The continued recovery of freight rates in the major east-west trades, which began in the latter part of 2002, provided a springboard for the turnaround in financial performance. But, it was the business decisions, organisational changes and dedication of our people during the year that gave the impetus and enabled APL to achieve substantially improved profitability.

APL's financial results in 2003 are tangible evidence of our success in changing the mix of our business to optimise cargo contribution, while also driving down costs in all areas of our business.

Total cargo volumes were up only marginally, from 1,500 to 1,516 million FEU (Forty-foot Equivalent Units), however, we significantly increased volumes in the higher yielding headhaul legs of the main trades. This was enabled by controlling volumes of Intra-Asia short-sea and backhaul cargo across the Pacific, which generally provide lower yields.

Rate Recovery

The turnaround in our financial fortunes in 2003 would not have been achieved without the support of our customers, who recognised the need for the services we provide and a more sustainable rate environment that allows us to re-invest in our business and grow with them.

APL continues to play a leadership role in the major industry and customer relationship discussions, in establishing a broad understanding of the critical issues that affect our industry. In 2003, an improved supply-demand dynamic at the beginning of the year provided the ideal backdrop for the implementation of rate recovery programmes in the main trades.

While our overall volumes for the year were flat, the success of these rate restoration efforts and the mix of contracted cargo for 2003 saw APL's revenues climb to US$4,165 million, up 22 per cent on the US$3,425 million of 2002. Gross freight revenue made up US$3,808 million or 91 per cent of the total.

The Trans-Pacific continued to account for around 40 per cent of the liner turnover, but it was the Asia-Europe, Trans-Atlantic and US Government trades that registered the highest top-line percentage growth in 2003.

APL achieved a 20 per cent year-on-year increase in revenue per container, averaging US$2,512 per FEU. Average revenue per FEU reached a peak of US$2,739 in August 2003 as a result of peak season surcharges applied in a number of trades. Concurrent with the expected easing during the traditional slack season, we increased backhaul volumes in the long-sea trades and increased our volumes of Intra-Asia cargo, which improved our results during the fourth quarter to a historic high – continuing evidence of our success in 'tuning' the mix of our business.

The rate recovery during the year was most pronounced in the headhaul trades and, helped by improved use of our available capacity and equipment, the profit contribution increased markedly from the Asia-Europe, Intra-Asia and Trans-Pacific trades. These three trades generated more than 70 per cent of APL's net profit in 2003.

Unfavourable economic conditions in the Latin America region resulted in flat volumes and little improvement in freight rates in this trade. We see this improving as we move through 2004.

14:45 SAN FRANCISCO, CA. INBOUND FROM SAN PEDRO, THE 5,050 TEU APL BELGIUM HEADS INTO THE PORT OF OAKLAND TO DISCHARGE FREIGHT AND LOAD A BACKHAUL OF DRY CARGO AND REFRIGERATED CONTAINERS DESTINED FOR ASIA.



“APL has consistently provided us with outstanding service year after year, allowing us to maintain our competitive edge in an industry that demands timeliness and precision. APL is our preferred partner, constantly exceeding our expectations.”

Ong Eng Chye
General Manager
Baxter Healthcare

Improving Yield

At a time when it would have been easy to rely on the general recovery of rates, we maintained a disciplined focus on the bottom-line, applying new rigour to yield management, cost control and operational efficiency.

This fresh thinking, together with new decision-support technology, has enabled us to make real progress toward developing a more sustainable business model for the future.

In an industry such as this – driven by strong supply-demand patterns and macroeconomic factors outside our control – we must be able to forecast accurately, flex our assets and operations in tune with market conditions and respond more quickly to emerging opportunities.

We have already begun to see the benefits of our focus on these capabilities, and the advantages of a new organisational structure designed to improve our responsiveness so that we can serve our customers better.

Our decisions to concentrate on those customers and that business that provides us with the highest value contribution for the use of our assets are validated by our results and reflected in APL's operating data for 2003.

APL's improvement in revenue per FEU was a standout in the industry, achieved largely by moving away from lower contributing cargo during peak demand in the long-leg trades and making more of our assets available for high-yielding headhaul freight.


OAKLAND


SINGAPORE


BUSAN


SAN PEDRO

This strategy was clearly illustrated in the Trans-Pacific, where – in an industry environment of insufficient container supply – we maximised eastbound volumes for an increase of nearly 7 per cent compared with 2002, but we sacrificed by design lower-earning backhaul volumes to quickly reposition empty containers back to demand locations in Asia.

We have applied the same yield management principles to our refrigerated container (reefer) business, which continued to grow and prosper under APL's dedicated global management team. The pressure due to global demand for reefer equipment far outstripping supply during the year, and the higher underlying freight rates, afforded an opportunity to strengthen our focus on the premium end of the reefer trade.

This translated to a clear improvement in profitability, but has also allowed APL to forge relationships with new customers who value the specialised services, such as cold treatment, to meet the exacting post-harvest handling requirements for certain perishables.

Managing Costs

Our financial results in 2003 have been helped in no small part by the achievement of ambitious cost cutting targets, with measured savings of US$163 million.

This effort to reduce operating and overhead costs has permeated every corner of our business.

Major initiatives have been focused on the vessel network with savings of US$42 million, operations, US$84 million, and targeted reduction in corporate G&A (General and Administrative) expenses, US$36 million.

Despite the anticipated fall of world oil prices, bunker fuel costs remained significantly above 2002 levels throughout the year.

Although we hedged some of our exposure, increased bunker costs, along with higher equipment costs from our emphasis on longer trade routes and more inland cargo, contributed to an increase in the average cost per FEU for 2003.

This was more than offset by the cost savings in other areas, and APL achieved an 8.3 per cent improvement in contribution margin over the previous year.

Steady Growth

APL's turnaround in 2003 was built on agility and efficiency, not size. Success has been in optimising our service network during the year and adjusting capacity with the seasonality in the trades.

But we have continued to grow. Our capacity expansion – modest by comparison with that of some other carriers – has been strategically placed to maximise contribution and develop new market opportunities. The positioning during 2003, means we will be able to grow with the market in 2004 and 2005.

Once again, China has been a central focus. Fuelled by the continued shift of sourcing from the Americas and Europe, China's phenomenal export trade growth has been a real boost for the liner shipping industry in general, and certainly for APL – a company with a well-established presence in this market.

North and South China now contribute almost half of all APL's Trans-Pacific cargo bound for the United States, and a fast-increasing proportion of freight headed for Europe.

The expansion of our all-water US East Coast offering was a major initiative for APL in conjunction with our partners in The New World Alliance. The New York Express (NYX) which calls at the key China ports of Shanghai, Yantian and Hong Kong, was very well received by the market. As a result, the service was expanded in November with additional capacity and best-in-class transit times.

Economic growth in the Middle East and the India Subcontinent has also driven rapid expansion of container trade in these regions. We have strengthened and expanded our services connecting India with the US East Coast, and early in the new year launched the Singapore Subcontinent Express (SSX), to feed North Asia cargo into the key demand locations in the Subcontinent and open additional capacity for growth into the Middle East.

We have also injected more capacity to meet export growth from Europe into the Middle East, and planning is underway to reconfigure our service offering from Asia to the Red Sea and Gulf markets to meet the escalating demand for space.

14:45 LOS ANGELES, CA. FRESH FROM CHIWAN, CHINA, A BOXLOAD OF TOYS IS LOWERED ONTO A CHASSIS, READY TO BE TRUCKED TO STORES IN TIME FOR THE BIG SALE.



14:45

In the Asia-Europe trade APL deployed larger, faster tonnage to meet the strong demand for goods from China, which has surged with the relative strength of the Euro against the US$-pegged Yuan. And, we continued to enhance APL's network connecting the critically-important South China export gateways to the US West Coast.

The delivery of vessels on order for 2004 (charters committed to in 2003) will add around 10 per cent to our fleet capacity. This will be supplemented with incremental capacity and by acquiring space in partnership with other carriers, which will allow us to grow by around 12 to 14 per cent.

With capacity at the main ports in southern China stretched by the huge growth in output from the Pearl River Delta Economic Development Zone and surrounding areas, we have placed a high priority on securing terminal access at these locations. To this end, early in 2004, we concluded commercial agreements with both Chiwan and Yantian ports to ensure APL and our customers' needs are met during this major growth phase for China's ports.

We have also entered into a long-term agreement with the PSA at Singapore, which provides greater surety over both costs and terminal services at this, our key transhipment hub in Southeast Asia for the next 15 years.

Serving Customers

Alongside the drive for cost savings and efficiency gains within the business this year, we continued to invest in APL's customer support services and our e-commerce interface that has long set the standard within the industry.

It was pleasing again to receive recognition from our customers, including several service awards during the year – reinforcing the value of our strong regional customer service networks, particularly in the US, and the quality of work at our Regional Administration Centres (RACs) in Shanghai and Kuala Lumpur.

Our centralised processes at the RACs, and e-commerce tools, have proven to offer real advantages in helping customers adjust to the increasingly complex security environment, which during the year brought about significant changes to regulations and documentation requirements for international trade.

Security was again an important area of focus for APL and our customers in 2003, with the implementation of many of the initiatives launched the previous year to combat the threat of terrorists exploiting the supply chain.

> Philips is a large multinational company with multiple business units and demanding service requirements... APL has consistently provided us with transportation reliability, excellent customer service, cutting-edge technology and a collaborative, partnership approach.

Paul van der Sanden
General Manager, Forwarding and Distribution
Philips Electronics

APL is directly involved in many of the major security initiatives, and this year was one of the first carriers to be validated under C-TPAT (Customs-Trade Partnership Against Terrorism). Through our membership of the World Shipping Council (WSC) Security Advisory Subcommittee, we are also continuing to provide industry feedback on government proposals and through other forums, such as the International Standards Organisation (ISO) – advocating workable solutions that improve supply-chain security while minimising the impact on the flow of trade.

New security-related documentation requirements, particularly for US-bound goods, have provided an added incentive for customers to use our e-commerce channels to submit data and transact with APL electronically.

But it was the core benefits of time and cost savings, and improved visibility of shipments, that drove e-commerce uptake in 2003. With more than half of APL's active customers using e-commerce, we have been able to achieve significant increases in key transactional areas this year.

The total number of e-commerce transactions through all channels increased 46 per cent on the previous year, with strong increases in bookings received via e-commerce channels, shipping instructions submitted electronically, and printing of Bills of Lading.

Our work with customers to encourage and support the adoption of e-commerce is paying dividends. We recorded remarkable rises in North Asia, with Taiwan customers' use of Homeport doubling during 2003, while North China increased almost six-fold.

The launch of XpressPort in the middle of the year – offering immediate booking and space confirmation – is further evidence of APL's strategy focusing on solutions that offer value and greater choice for our customers.

In 2003, we also continued to invest in the development of our wider IT systems related to our customer service capabilities, core business processes and contingency plans. This investment is directed at areas where we can enhance the customer experience and service from APL or achieve measurable cost savings and efficiencies.

The numerous projects completed during the year included implementing state-of-the-art technology supporting OCR (optical character recognition) at terminal gates and RFID (Radio Frequency Identification) on chassis to gain operational efficiencies at our Los Angeles terminal, Global Gateway South.

Technology has also played a critical role in the successful outsourcing of many of our 'back room' finance functions with leading management consulting and technology services company, Accenture. This is helping APL realise both cost reduction and process improvement targets which benefit customers.

During 2003, we also rolled out several sophisticated IT tools, internally, to underpin our yield management strategy.

Our efforts in these areas were rewarded with APL, and our sister company APL Logistics, climbing the ranks in the prestigious InformationWeek magazine's Top 500 list for IT excellence, this year rising to 30th place from 56th. This was the fourth consecutive year we have improved our ranking alongside the largest and most innovative users of information technology.

Positive Outlook

There are many positives we can take out of the achievements of 2003, and the financial performance of APL.

This turnaround has not come through freight rate recovery alone. We have capitalised on the more positive rates environment, making changes to our business that will help us respond faster to changing market conditions – flexing our network as necessary and offering the value-added services our customers are looking for.

In 2003, we have looked beyond the immediate goal of returning APL to profitability and embraced changes that are making us less vulnerable to swings in supply and demand in the future. The success of these efforts in the past year has spurred confidence that we can do better.

APL is a company gaining in financial strength. Our results during the first quarter of the new financial year will show that we have carried this momentum through into 2004.

The economic horizon is bright, with the increase in global sourcing driving growth in our industry well beyond the healthy domestic growth forecasts for the world's major consumer markets.

The prospect of stable, or improving, freight rates is also encouraging. Against this backdrop, APL will maintain a strategy of prudent growth and expansion to meet the needs of our customers.

A strong focus remains on the bottom-line. We have already committed to further operating cost reductions of US$100 million for the coming year, and our yield management initiatives will play an important role in delivering positive returns from the business.

We anticipate even better performance in 2004.

14:45 RENO, NV. BOXES, COMPUTER HARDWARE AND PERIPHERALS ARE IN CONSTANT MOTION AT THE DELL VMI CENTRE AS TODAY'S 10,000 ORDERS ARE PROCESSED AND DESPATCHED TO CUSTOMERS ACROSS THE US WEST COAST.





APL LOGISTICS

APL LOGISTICS PROVIDES INTERNATIONAL, END-TO-END LOGISTICS SERVICES FOR GLOBAL CUSTOMERS EMPLOYING THE LATEST IT AND DATA CONNECTIVITY FOR MAXIMUM SUPPLY CHAIN VISIBILITY AND CONTROL.

14:45

22:45 LONDON, UK. AFTER A WEEK OF MEETINGS AND CUSTOMER VISITS IN THE UK, APLL CEO HANS HICKLER PREPARES TO LEAVE FOR CHINA – A MAJOR SOURCE OF CONSUMER GOODS AND APPAREL FOR EUROPEAN MARKETS.



OPERATIONS REVIEW – APL LOGISTICS

IN 2003, APL LOGISTICS SUCCESSFULLY REALIGNED ITS ORGANISATION AND SOLUTIONS WITH ITS CUSTOMERS' INCREASINGLY COMPLEX AND GLOBAL SUPPLY CHAIN NEEDS.

THE RESULT WAS A MUCH-IMPROVED TOP AND BOTTOM-LINE PERFORMANCE IN 2003. WE ACHIEVED ORGANIC REVENUE GROWTH OF SOME 20 PER CENT OVER 2002, WITH TOTAL REVENUE UP FROM US$813 MILLION TO US$975 MILLION.

HANS HICKLER APL LOGISTICS CEO

APLL Core EBIT
(US$ million)



40
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30

1999 **33**
2000 **37**
2001 **(16)***
2002 **(27)**
2003 **7**

* APL Logistics becomes standalone entity

APLL Revenue by Customer Segment



Automotive **33%**
Consumer Goods **17%**
Retail **25%**
Consumer Electronics **14%**
Others **11%**

The improvement of Core EBIT (Earnings Before Net Interest Expense, Tax and Exceptional Items) was US$34 million – from a loss of US$27 million in 2002 to a gain of US$7 million.

The company's move to a more international line of business focus improved our ability to strategically manage the global provision of both contract and international logistics services, whose year-on-year revenue growth was 17 per cent and 28 per cent, respectively.

Contract logistics generated US$711 million, while international logistics services contributed US$264 million in revenue.

Our focus on cost savings contributed significantly to our improved performance in 2003. Along with a concentrated effort on productivity improvements, this included the rationalisation of our United States warehousing operations, as well as exiting or renegotiating marginal operations.

We realigned our organisational structure to focus on function (how our customers look at the business) as well as geography.

Our customers' ongoing migration of sourcing to lower-cost emerging regions – primarily in Asia – helped create a marked increase in demand for our international, integrated logistics services.

As our customers flex and shift their sourcing, they demand unprecedented global control over product and information flow, fewer supply chain handoffs and flexible, integrated, capabilities and services that provide efficiency gains and reduce their costs.

Their needs play to our strengths, in terms of the scope, scale and sophistication of our infrastructure, physical capabilities, management and technology.

Our ability to tailor solutions to customers' specific needs was helped by the expansion of our Oakland-based Global Solutions Engineering group in 2003.

We placed increased emphasis on designing innovative solutions that address specific customer concerns and build in contingencies to cope with potential shocks to their supply chains.

Global Focus

The company sharpened its international focus in 2003 with an increased proportion of revenue coming from outside the Americas.

The strong growth of our consolidation and forwarding business in Asia helped push revenues for the region up 27 per cent.

In Europe, we continued to develop our international forwarding and non-vessel operating (NVO) businesses, delivering a 62 per cent increase in revenues. To this end, Europe secured several new international, end-to-end contracts. However, the Americas continued to contribute the bulk of our revenue at 71 per cent with a 13 per cent increase in revenues. This is the result of the continued development of our international and contract logistics services.

While China continued to be the primary focus of our global customers' sourcing strategies, events such as the outbreak of SARS (Severe Acute Respiratory Syndrome) also saw them adopt alternative sourcing strategies.

In response to these dynamically changing needs, we expanded our presence in several markets, including Brunei, Mexico and Kenya.

We also continued to leverage existing showcases in China, where the second phase of our leading-edge 14,000 sq metre Waigaoqiao Flow Centre became operational in the first half of 2003.

16:45 ROMEOVILLE, IL. A FORKLIFT PICKS UP A PALLET TO MAKE UP AN ORDER FOR DESPATCH FROM APLL'S ROMEOVILLE DISTRIBUTION CENTRE, WHICH SHIPS 2.2 MILLION ITEMS A YEAR TO OVER 500 DOMESTIC AND INTERNATIONAL CUSTOMERS.



16:45



> "Two APLL attributes impressed us over and above our normal expectations... firstly the professional presentation of solutions involving great attention to detail, and secondly the ability to mobilise resources and execute decision-making worldwide – in essence being able to deliver a worldwide presence in a local context."
>
> Paul Taylor
> Chief Operating Officer
> Parragon Books

In the first months of 2004, we deepened our China presence, moving to a larger state-of-the-art logistics centre in Yantian in the Shenzhen Special Economic Zone to serve the rapidly-expanding South China region.

We see great potential for China to continue to grow both as a sourcing and a consuming market. Moreover, we see possible opportunities in our core automotive sector resulting from the Central Government's Dong Bei strategy, or "revitalisation of the Northeast", which has already attracted considerable foreign investment.

We will continue to work closely with our sister company, APL, local partners, customers and regional and local government towards the creation of a more integrated pan-China network. These efforts will be aided by China's membership to the World Trade Organisation (WTO), which will continue to see many sectors opened up in the next five years.

Partnership

We continued to build on our key strategic alliances and operating partnerships in important markets across multiple business sectors. Two automotive joint ventures in particular performed ahead of expectations in 2003.

In North America, Vascor, our joint venture with Fujitrans to serve Toyota, grew revenue significantly. Moreover, Vascor was the sole recipient of the Global Institute of Logistics' (GIL) "US Automotive Logistics Provider" award, for its outstanding contribution to the US automotive logistics sector.

> ❝Zip is determined to be a world-class benchmark for leading retailers striving to maximise customer service standards. We selected APLL to partner our development because they demonstrated the experience and capability globally to deliver.❞

Alistair Jinks
Operations and Logistics Manager
The Zip Project (Zip)

SHENZHEN

HONG KONG

GLOBAL GATEWAY NORTH, SEATTLE

In addition, our China automotive logistics joint venture, CMAL more than doubled its revenues in 2003. CMAL was established to provide total supply chain management and finished vehicle distribution throughout China to and from the main Yangtze Corridor city of Chongqing. CMAL transported more than 250,000 finished cars in 2003.

Business Growth

In terms of customer segments, consumer electronics stood out in 2003, growing 55 per cent over the previous year.

In addition, automotive revenues were up 21 per cent and our retail sector posted revenue gains of 10 per cent.

The continued demand in the US and Europe for high-value, time and market-sensitive products such as consumer electronics and fashion goods, now made increasingly in distant emerging economies, means we anticipate a parallel increase in demand for international logistics services in these sectors.

IT Strength

In 2003, we continued to develop best-in-class Information Technology (IT) and e-commerce to support our solutions. We rolled out our See Change information management platform as part of our core service offerings to key customers. See Change extends shipment visibility and product flow control throughout the entire supply chain.

Our advanced technology and information management capabilities also underpin innovative, value-adding services such as the integration of origin purchase order management and supplier logistics hubs with destination warehouse, deconsolidation and distribution services.

Improving Performance

As customers' needs change in an increasingly dynamic sourcing and production environment, we will continue to challenge ourselves to further manage our costs and at the same time enhance our solutions.

The operational and performance improvements achieved in 2003 have created a solid base for APL Logistics' future growth and expansion.

In 2004 and beyond, we will continue to expand both our international services and our contract logistics offerings, which will in turn support the further development of our intergrated supply chain solutions. In addition, we will continue to focus on growing our global forwarding business.

Furthermore, we are committed to developing our global network and facilities as well as recruiting sales and solutions engineering talent.

Fundamental to our strategy is the cultivation of more synergy with APL. Together, where appropriate, we will continue to target new opportunities and expand the scope and depth of services provided to our customers.

Coupled with favourable economic conditions, we are confident of once again reporting a significantly better performance in 2004.



CORPORATE GOVERNANCE & DISCLOSURES

Contents

Corporate Governance

The Board of Directors ("the Board") is committed to ensuring that the highest standards of corporate governance are practised throughout Neptune Orient Lines Limited ("the Company") and its subsidiaries (collectively known as "the Group"), as a fundamental part of discharging its responsibilities to protect and enhance shareholder value and the financial performance of the Group. The Board, therefore, fully supports the Code of Corporate Governance ("the Code") which forms part of the Continuing Obligations of the Singapore Exchange Securities Trading Limited ("SGX-ST")'s Listing Manual and has established various self-regulatory and monitoring mechanisms, where applicable, to ensure that effective corporate governance is practised.

Outlined below are the policies and practices adopted and practised by the Group to comply with the principles and spirit of the Code, which essentially seeks to secure sufficient disclosure so that investors and others can assess a company's performance and governance practices and respond in an informed way. The Board confirms that the Group has complied with the best practices of the Code as far as practically possible throughout the financial year ended 26 December 2003.

THE CODE

The Code is divided into four main sections, namely:

(1) Board Matters

(2) Remuneration Matters

(3) Accountability and Audit

(4) Communication with Shareholders

1. BOARD MATTERS

Principle 1: Every company should be led and controlled by an effective Board to enable the company, its shareholders and other stakeholders to achieve their respective objectives.

The principal functions of the Board include:

- reviewing and approving corporate strategies, annual budgets and financial plans and monitoring the organisational performance towards them;
- reviewing the adequacy and integrity of the company's internal controls, risk management systems, and financial information reporting systems;
- ensuring the Group's compliance with laws, regulations, policies, directives, guidelines and internal code of conduct;
- approving nominations to the Board of Directors by the Nominating Committee, and endorsing the appointments of the management team and/or external auditors;
- reviewing and approving the remuneration packages for the Board and key executives;
- ensuring accurate, adequate and timely reporting to, and communication with, shareholders; and
- assuming responsibility for the satisfactory fulfilment of social responsibilities of the Group.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends, other returns to shareholders and interested person transactions. Major investments or expenditures other than operational expenditures that are required in the normal course of business and that have been provided for in the Capital Expenditure Budget approved by the Board, are subject to the approval of the NOL Executive Committee and/or the NOL Board.

The Board has delegated specific responsibilities to five subcommittees (Executive, Nominating, Executive Resource and Compensation, Audit, and Approval Committees), details of which are set out below. These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, lies with the entire Board.

The Board meets at least four times a year, with additional meetings convened as necessary. The Articles of Association of the Company allow a Board meeting to be conducted by way of teleconference or video-conference. All Board members bring independent judgment and diversified knowledge and experiences to bear on the issues of strategy, performance, resources and standards of conduct. During the financial year under review, the Board convened four meetings, which were fully attended except for one, where one member was absent.

Principle 2: There should be a strong and independent element on the Board, which is able to exercise objective judgment on corporate affairs independently, in particular, from Management. No individual or small group of individuals should be allowed to dominate the Board's decision-making.

Board of Directors

Cheng Wai Keung	*Chairman*
Friedbert Malt	*Vice Chairman*
Ang Kong Hua	*Vice Chairman (Appointed on 2 June 2003)*
David Lim Tik En	*Group President & CEO (CEO) (Appointed on 10 July 2003)*
Lim How Teck	*Group Chief Financial Officer (CFO)*
Robert Chua Teck Chew	*(Retired on 31 December 2003)*
Dirk Goedhart	*(Retired on 31 December 2003)*
Wee Chow Hou	
Boon Swan Foo	*(Retired on 28 May 2003)*
Lock Sai Hung	
Yasumasa Mizushima	
Timothy James Rhein	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	*(Appointed on 2 June 2003)*
Gan Chee Yen	*(Appointed on 1 October 2003)*
Robert Holland, Jr	*(Appointed on 1 January 2004)*

As at 24 February 2004 (date of authorisation of the financial statements), the Board comprises 13 members, 11 of whom are non-executive directors (including the Chairman). All non-executive directors, except for Mr Gan, a senior executive of the Company's substantial shareholder, Temasek Holdings (Private) Limited, are independent. Together, the directors bring a wide range of skills, including accounting, finance, human resource, business, industry knowledge and strategic planning, which are relevant to the global operations of the Group. A brief description of the background of each current director is presented in the "Board of Directors" section on page 9 of the Annual Report.

The Board considers the current Board size as adequate for performing its various functions. As independent and non-executive directors make up about three-quarters of the Board, no individual or group is able to dominate the Board's decision-making process. There is also a balance of experience in the Board and independent, non-executive directors have the calibre necessary to carry sufficient weight in Board decisions. Although all the directors have equal responsibilities for the Group's operations, the role of these independent non-executive directors is particularly important in ensuring that the strategies proposed by the executive management are fully discussed and examined, and that the long-term interests, not only of the shareholders, but also of employees, customers, suppliers, and the many communities in which the Group conducts its business, are taken into account.

Principle 3: There should be a clear division of responsibilities at the top of the company – the working of the Board and the executive responsibility of the company's business – which will ensure a balance of power and authority, such that no one individual represents a considerable concentration of power.

The roles of the Chairman and CEO are separate. The Chairman, Cheng Wai Keung, is a non-executive director responsible for the Board and is free to act independently in the best interests of the Group. He guides the Company, and in particular the CEO, in significant decision-making processes, and motivates the CEO and the senior management towards achieving the Group's objectives. The CEO, David Lim, is an executive director and is responsible for the business directions and operational decisions of the Group. The Chairman and CEO are not related.

The Chairman ensures that Board meetings are held as and when it is necessary. He also prepares the Board meeting agenda in consultation with the CEO. The Chairman reviews most Board papers before they are presented to the Board and ensures that Board members are provided with complete, adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend at the relevant time during the Board meeting.

Executive Committee ("Exco")

Cheng Wai Keung	*Chairman*
Friedbert Malt	
Ang Kong Hua	*(Appointed on 2 June 2003)*
David Lim	*(Appointed on 10 July 2003)*
Lim How Teck	
Boon Swan Foo	*(Retired on 28 May 2003)*

The Exco has been delegated with all the powers of the Board to conduct and supervise the business of the Company and its staff. Its responsibilities include: (a) providing overall strategic direction to the Management and guiding development policies and strategies for the Group; (b) reviewing and approving major investments recommended by Management other than operational expenditures that are required in the normal course of business and which have been provided for in the Capital Expenditure Budget approved by the Board; (c) reviewing and recommending larger investments for the Board's approval; (d) reviewing and monitoring the financial performance and progress of the Group; and (e) determining and recommending the compensation package for Executive Directors.

Over and above the general functions described above, the NOL Exco may from time to time be delegated specific powers to oversee matters and/or projects approved in principle by the Board.

The Exco held 15 meetings during the financial year, and full attendance was recorded for these meetings. Except for David Lim and Lim How Teck, all members of this Committee are non-executive and independent.

Principle 4: There should be a formal and transparent process for the appointment of new directors to the Board. As a principle of good corporate governance, all directors should be required to submit themselves for re-nomination and re-election at regular intervals.

Nominating Committee ("NC")

Cheng Wai Keung	*Chairman*
Ang Kong Hua	*(Appointed on 2 June 2003)*
Boon Swan Foo	*(Retired on 28 May 2003)*
Gan Chee Yen	*(Appointed on 1 January 2004)*

This Committee had three meetings (out of which two were teleconference meetings) during the financial year, with full attendance from all members. All members of this Committee are non-executive directors. Except for Mr Gan, all members are independent.

The NC's responsibilities include:

- ensuring that there is a strong and independent element on the Board and determining on an annual basis whether or not a director is independent;
- ensuring that the process of Board appointments is transparent;
- setting a framework to identify and nominate candidates for appointment to the Board, candidates for all executive management positions, and directors to fill the seats on Board committees;
- determining the objective criteria in evaluating the Board's performance; and
- assessing the effectiveness of the Board as a whole, and the effectiveness of the contributions made by the various Committees of the Board.

Election and Re-election

New directors are appointed by way of a Board resolution, upon their nomination by the NC. In accordance with the Company's Articles of Association, these new directors who are appointed by the Board are subject to election by shareholders at the first opportunity after their appointment. The Articles also provide that at least one-third of the remaining directors be subject to re-election by rotation at each Annual General Meeting.

Principle 5: There should be a formal assessment of the effectiveness of the Board as a whole and the contribution by each director to the effectiveness of the Board.

The NC, in considering the re-appointment of any director, evaluates the performance of the director.

The NC, together with the Board, also assesses the effectiveness of the Board as a whole and the Committees of the Board on an annual basis. The NC also considers the required mix of skills and experience, including core competencies, that each of the existing and new non-executive directors brings to the Board, during its assessment.

Directors' Training

As an integral element of the process of appointing new directors, the Company ensures that there is an orientation and education programme for new Board members to ensure incoming directors are familiar with the Group's business and governance practices.

To keep pace with the fast-changing laws, regulations and commercial risks, all directors have unrestricted access to professionals for consultations as and when necessary at the expense of the Company.

Principle 6: In order to fulfil their responsibilities, Board members should be provided with complete, adequate and timely information prior to Board meetings and on an on-going basis.

All directors were given the Board papers in advance for their review prior to the Board meeting. This enables the directors to obtain further explanations, where necessary, in order to be briefed properly before the meeting. The Board report includes, inter alia, the following details:

- minutes of meetings of the Board and its Committees;
- monthly performance report of the Group;
- reports on major commercial, operational and financial issues;
- reports on major risk management issues; and
- any other issues which management deems necessary to apprise the Board.

Analysts' reports and media clippings on the Group are forwarded to the directors on an on-going basis.

The Board has also approved a procedure for directors, whether as a full Board or in their individual capacity, to take independent advice, where necessary, in the furtherance of their duties and at the Company's expense.

2. REMUNERATION MATTERS

The Company adopted the objective as recommended in the Code to determine the remuneration of directors so as to ensure that the Company attracts and retains the directors needed to run the Group successfully. In the case of executive directors the component parts of remuneration are structured so as to link rewards to corporate and individual performance. For non-executive directors, the level of remuneration reflects the experience and level of responsibilities undertaken by these directors.

Principle 7: There should be a formal and transparent procedure for fixing the remuneration packages of individual directors. No director should be involved in deciding his own remuneration.

Remuneration Procedure

The Code endorses, as good practice, a formal framework for fixing the remuneration packages of individuals, with an Executive Resource and Compensation Committee making recommendations to the Board.

Executive Resource and Compensation Committee ("ERCC")

Connal Rankin	*Chairman (Assumed chairmanship from Cheng Wai Keung since 2 June 2003)*
Cheng Wai Keung	
Friedbert Malt	
Dirk Goedhart	*(Retired on 31 December 2003)*
Wee Chow Hou	
Lock Sai Hung	

The principal responsibilities of the ERCC include:

- recommending to the Board a framework of remuneration for the Board and Key Executives within the Group;
- guiding and monitoring the administration of the performance share plan and share option plan;
- determining the basis of the remuneration and benefits packages for the Senior Management;
- reviewing and approving specific remuneration payouts and contracts for senior and key management personnel recommended by the CEO;
- reviewing with the CEO his recommendations relating to succession planning for himself and the Senior Management; and
- considering the application of overall remuneration philosophy and principles in relation to all employees, and authorising all remuneration arrangements that involve the use of shares.

Five meetings were convened by the ERCC during the financial period, out of which two meetings had one member absent from each meeting. Where deemed necessary, the CEO and/or senior executives of the Company, including external consultants, were invited to make presentations and/or attend the meetings. All members of the Committee (including the Chairman) are independent non-executive directors.

Principle 8: The level of remuneration should be appropriate to attract, retain and motivate the directors needed to run the company successfully but companies should avoid paying more for this purpose. A proportion of the remuneration, especially that of executive directors, should be linked to performance.

Principle 9: Each company should provide clear disclosure of its remuneration policy, level and mix of remuneration, and the procedure for setting remuneration, in the company's annual report.

The ERCC recommends to the Board the framework of remuneration for the Board and key management personnel within the Group. In framing the Group's remuneration policy, the ERCC receives advice from external consultants. Although the recommendations are made in consultation with the Chairman of the Board, the remuneration packages are ultimately approved by the entire Board.

Remuneration Package

The remuneration package of key management personnel and directors includes the following:

(a) Basic salary for key management

The basic salary (inclusive of statutory employer contributions where applicable) for each key management personnel is recommended by the ERCC, taking into account the performance of the individual and information from independent sources on the rates of salary for similar jobs in a selected group of comparable organisations.

(b) Fees for non-executive directors

Fees paid/payable to non-executive directors take into account factors such as effort and time spent, and responsibilities of these directors. The remuneration of non-executive directors are submitted for shareholders' approval at the Company's Annual General Meeting.

(c) Bonus scheme

The Group operates a bonus scheme for all employees, including the executive directors and key management personnel. The criteria for the scheme is the level of profit achieved from the Group's business activities against targets, together with an assessment of corporate and individuals' performance during the year. Bonuses payable to the executive directors/key management personnel are reviewed by the ERCC/Exco and approved by the Board to ensure alignment of their interests with those of shareholders.

(d) Benefits-in-kind

Other customary benefits (such as private medical cover, housing, car) are made available as appropriate.

(e) Share Plans

The Group currently operates two share plans, the NOL Share Option Plan and the Performance Share Plan. The terms of the share plans and the movement in directors' holdings of these plans during the financial year ended 26 December 2003 are set out on pages 45 to 48 of the Summary Directors' Report.

The remuneration for executive directors includes salaries, bonuses, severance payments and other emoluments, while that for non-executive directors includes directors' fees and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group and the Company.

The following information relates to remuneration of directors of the Company:

Number of Directors in Remuneration Bands

Remuneration Bands	2003	2002
US$3,100,000 to US$3,249,999	–	1
US$1,150,000 to US$1,299,999	1	–
US$400,000 to US$549,999	1	1
US$100,000 to US$249,999	2	–
Below US$100,000	11	13
	15	15

Remuneration Bands for the Directors of the Company

For the financial year ended 26 December 2003	US$1,150,000 to US$1,299,999	US$400,000 to US$549,999	US$100,000 to US$249,999	Below US$100,000
Cheng Wai Keung				•
Friedbert Malt			•	
Ang Kong Hua				•
David Lim Tik En*		•		
Lim How Teck	•			
Robert Chua Teck Chew *(Retired on 31 December 2003)*				•
Dirk Goedhart *(Retired on 31 December 2003)*				•
Wee Chow Hou				•
Boon Swan Foo *(Retired on 28 May 2003)*			•	
Lock Sai Hung				•
Yasumasa Mizushima				•
Timothy James Rhein				•
James Connal Scotland Rankin				•
Willie Cheng Jue Hiang				•
Gan Chee Yen				•

* Remuneration for David Lim relates to the period from July 2003 to December 2003, upon his appointment as Group President & CEO on 10 July 2003.

The Corporate Governance Code, issued by the Singapore Corporate Governance Committee, requires that remuneration of at least the top five key executives who are not also directors be disclosed within bands of S$250,000. We believe that such disclosure is disadvantageous to our business interests at this time, given the global competition in our industry for senior executives.

3. ACCOUNTABILITY AND AUDIT

Principle 10: The Board is accountable to the shareholders while the Management is accountable to the Board.

In presenting the quarterly and annual financial statements, and quarterly announcement to shareholders, the directors aim to present a balanced and understandable assessment of the Group's position and prospects.

In preparing the financial statements, the directors have:

- selected suitable accounting policies and applied them consistently;
- made judgments and estimates that are reasonable and prudent;
- ensured that all applicable accounting standards have been followed; and
- prepared financial statements on a going concern basis as the directors have a reasonable expectation, having made enquiries, that the Group and Company have adequate resources to continue in operational existence for the foreseeable future.

Principle 11: The Board should establish an Audit Committee with written terms of reference which clearly set out its authority and duties.

Audit Committee ("AC")

Lock Sai Hung	*Chairman (Assumed chairmanship from Wee Chow Hou since 2 June 2003)*
Robert Chua	*(Retired on 31 December 2003)*
Wee Chow Hou	
Willie Cheng	*(Appointed on 2 June 2003)*
Gan Chee Yen	*(Appointed on 1 January 2004)*

This Committee convened six meetings during the financial year with full attendance from all members. Attending these meetings were the CFO, Controller and Internal Auditor. The attendance of external auditors was requested during these meetings, where necessary.

All members of this Committee are non-executive directors. Except for Mr Gan, all members are independent.

The NC is of the view that the members of the AC have the necessary expertise and experience to discharge their functions.

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to any information pertaining to the Group, to both the internal and external auditors, and to the management and employees of the Group. It has full discretion to invite any director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC carries out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including the following:

- reviewing with the external auditors the audit plan, the evaluation of the internal accounting controls, audit reports and any matters which the external auditors wish to discuss (in the absence of management, where necessary);
- reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems;
- calling for and reviewing any internal investigation into cases of fraud and/or significant irregularities and submitting its findings to the Board as deemed necessary;
- making recommendations to the Board on the appointment of external auditors and their audit fee;
- reviewing and approving the appointment, replacement, reassignment or the dismissal of internal auditors;
- monitoring interested person transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The Committee is also required to ensure that directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via annual report;
- reviewing quarterly reporting to SGX-ST and year-end annual financial statements of the Group before submission to the Board, focusing on
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgmental areas; and
- undertaking any other functions agreed by the AC and the Board.

The AC has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting. The AC has conducted an annual review of non-audit services to satisfy itself that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before confirming their re-nomination. Other than the normal audit, no additional external audit was conducted during the course of the financial year.

Principle 12: The Board should ensure that the Management maintains a sound system of internal controls to safeguard the shareholders' investments and the company's assets.

The Board recognises the importance of sound internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's systems of internal controls and risk management, and for reviewing the adequacy and integrity of those systems on an annual basis. As part of the Group's internal control process, there were in place written policies and procedures which set limits of authority for the management of the Company, its subsidiaries and the boards of the subsidiaries. Investment proposals of the Company and its subsidiaries beyond certain thresholds are referred to the Exco for deliberation and decision. Where an investment exceeds the level delegated to the Exco, the matter is referred to the Board for decision. The delegated limits of authority are being reviewed from time to time by the Board.

It should be noted, however, that such systems are designed to manage rather than to eliminate the risk of failure to achieve business objectives. In addition, it should be noted that any system can provide only reasonable, and not absolute, assurance against material misstatement of loss, including the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with appropriate legislation, regulation and best practice, and the identification and containment of business risk.

The Internal Audit Department ("IAD") performs detailed work to assist the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The AC's responsibilities in the Group's internal controls are complemented by the work of the Risk Management Department, Legal Department and Information Systems Department.

Based on internal and management controls in place, the Board is satisfied that there are adequate internal controls within the Group.

Principle 13: The company should establish an internal audit function that is independent of the activities it audits.

The IAD is an independent department that reports directly to the AC and assists the Board in monitoring and managing risks and internal controls of the Group. The AC approves the internal audit plan and ensures the adequacy of internal audit resources during the first AC meeting each year. The scope of IAD covers all business and support functions in the Group (including associates and joint ventures) throughout the financial year. The Internal Auditor has adopted Standards for Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

IAD findings are summarised and reported periodically to the AC. Control issues arising from assurance processes, including those conducted by external auditors, are also discussed at these meetings.

Approval Committee

This Committee was established to endorse operational and procedural matters like appointment of proxies to attend Annual General Meetings in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and authorise the affixing of the corporate seal.

The Approval Committee currently consists of the Chairman and CFO, whose approvals are sought by way of resolutions-in-writing.

4. COMMUNICATION WITH SHAREHOLDERS

Principle 14: Companies should engage in regular, effective and fair communication with shareholders.

The Group values dialogue with its investors. The executive directors hold discussions with the news media and analysts after each quarter's announcement of results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. Results and annual reports are announced or issued within the mandatory period. However, any information that may be regarded as undisclosed material information about the Group will not be given.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All shareholders of the Group receive the annual report and notice of Annual General Meeting. The notice is also advertised in the newspaper and made available on the Company's website: www.nol.com.sg.

Principle 15: Companies should encourage greater shareholder participation at Annual General Meetings and allow shareholders the opportunity to communicate their views on various matters affecting the company.

At each Annual General Meeting, the Board presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. Executive directors and, where appropriate, the Chairman of the Exco, AC, NC and ERCC, and external auditors are available to respond to shareholders' questions during the meeting.

Each item of special business included in the notice of the meeting will be accompanied by a full explanation of the effects of a proposed resolution. Separate resolutions are proposed for substantially separate issues at the meeting. The Chairman declares at each meeting the number of proxy votes received both for and against each separate resolution.

DEALINGS IN SECURITIES

The Group has adopted internal codes pursuant to the SGX-ST's Best Practices Guide applicable to all its officers in relation to dealing in the Company securities during the financial period under review. Directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Company's quarterly and full year results, in accordance with the rules spelt out by the SGX-ST from time to time. They are also not expected to deal in the Company's securities on considerations of a short-term nature. In addition, directors and officers of the Company are required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act.

To enable the Company to monitor such transactions, directors and officers of the Company are required to report to the Company Secretary within 24 hours of any dealing in the Company's securities. All securities transactions reported by directors are disclosed publicly within the stipulated notice period.

Interested Person Transactions

For the Financial Year Ended 26 December 2003

Aggregate value of transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions less than S$100,000)	**2003 US$'000**	**2002 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates*	414	1,380
PSA Corporation Limited*	68,317	82,184
Sembcorp Marine Limited and its associates*	3,868	3,715

Aggregate value of transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to the Rule 907 of the SGX-ST Listing Manual	**2003 US$'000**	**2002 US$'000**
Transactions for the Sale of Goods and Services		
Keppel Corporation Limited and its associates*	312	508
PSA Corporation Limited and its associates*	647	797
Singapore Technologies Marine Limited	–	125
Sembcorp Industries Limited and its associates*	3,517	4,074
Transactions for the Purchase of Goods and Services		
Keppel Corporation Limited and its associates*	491	832
Sembcorp Industries Limited and its associates*	107	274
Pacific Internet Limited and its associates*#	185	429

* Relates to cumulative value of transactions more than S$100,000.

\# Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

Analysis of Shareholding

As at 1 March 2004

Authorised Share Capital	:	S$3,000,000,000
Issued and Fully Paid-Up Capital	:	S$1,431,055,009
Class of Shares	:	Ordinary Shares of S$1.00 Each Fully Paid
Voting Rights	:	One Vote per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of Shares	% of Shares
1 – 999	664	2.66	170,983	0.01
1,000 – 10,000	21,487	86.22	71,327,879	4.98
10,001 – 1,000,000	2,743	11.01	99,818,513	6.98
1,000,001 and above	27	0.11	1,259,737,634	88.03
Total	**24,921**	**100.00**	**1,431,055,009**	**100.00**

Breakdown of Shareholders	Number of Shares	% of Shares
Local	701,075,699	48.99
Foreign	729,979,310	51.01

Top 20 Shareholders	Number of Shares	% of Shares
Temasek Holdings (Private) Limited	383,465,362	26.80
Raffles Nominees Pte Ltd	277,349,261	19.38
DBS Nominees Pte Ltd	190,677,270	13.32
Citibank Nominees S'pore Pte Ltd	111,414,308	7.79
HSBC (Singapore) Nominees Pte Ltd	88,433,311	6.18
Morgan Stanley Asia (S'pore) Pte Ltd	48,101,462	3.36
DB Nominees (S) Pte Ltd	42,135,600	2.94
United Overseas Bank Nominees Pte Ltd	41,357,824	2.89
Oversea Chinese Bank Nominees Pte Ltd	10,904,057	0.76
Startree Investments Pte Ltd	9,484,000	0.66
OCBC Securities Private Ltd	8,517,780	0.60
Phillip Securities Pte Ltd	6,268,966	0.44
DBS Vickers Securities (S) Pte Ltd	6,254,974	0.44
UOB Kay Hian Pte Ltd	5,875,197	0.41
HSBC Private Bank (Suisse) SA	4,869,300	0.34
Mitsui and Co Ltd	4,519,000	0.32
G K Goh Stockbrokers Pte Ltd	3,181,031	0.22
Kim Eng Securities Pte Ltd	2,934,357	0.21
Societe Generale S'pore Branch	2,447,000	0.17
SembCorp Marine Ltd	1,900,000	0.13
Total	**1,250,090,060**	**87.36**

Substantial Shareholder	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	383,465,362	17,237,000

* The deemed interest was held through the substantial shareholder's associated and/or subsidiary companies.

Shareholding in the Hands of the Public

The percentage of shareholding in the hands of the public is approximately 72% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

Key Management Staff

As at 1 March 2004

The following information covering NOL Group's key management staff, as required by Rule 1207(4)(c), is in addition to the details presented on page 9 of this Annual Report, relating to the Executive Directors, David Lim and Lim How Teck.

Ron Widdows

Chief Executive Officer, APL

As CEO of APL, Ron Widdows is responsible for the commercial, financial and all operational and regional activities of the APL liner organisation. Mr Widdows has 33 years' experience in the industry, nearly 25 of which are with APL, having joined the Company in 1980. He has held senior executive roles in Asia, the United States and Canada, with a particular focus on operations. In his previous role as Executive Vice President of Global Operations & Network, Mr Widdows was accountable for the day-to-day operations of the liner company including the linehaul and feeder fleets, global equipment management, procurement, terminals and alliance relationships. Mr Widdows was appointed Senior Vice President responsible for APL's Americas Operations and Logistics in 1998, which included management of US West Coast terminal operator company Eagle Marine Services as well as its Stacktrain Services subsidiary, before being named APL Senior Vice President, Liner Operations in 1999 and then Executive Vice President in 2001. Mr Widdows was made Acting CEO in January 2003, and was confirmed as CEO of APL by the NOL Group Board in June 2003.

Hans Hickler

Chief Executive Officer, APL Logistics

Hans Hickler took up the position of Chief Executive Officer of APL Logistics in October 2002 and is responsible for overseeing the Company's operations and managing the growth and expansion of APL Logistics' business globally. Previously Mr Hickler was Chief Information Officer for the NOL Group overseeing strategy development, design and implementation of the information systems and processes, aimed at streamlining and standardising day-to-day business processes. This included expansion of e-commerce channels and products available through APL's award-winning transaction-based Internet site. Mr Hickler has more than 19 years of general management and logistics experience with NOL, gained by holding a variety of operations, sales and management positions in both liner management and logistics. His recent positions include Senior Vice President of Customer Service and Managing Director of the US Southern region.

Cindy Stoddard

Chief Information Officer, NOL Group

As Group Chief Information Officer, Cindy Stoddard oversees strategy development, design, implementation and operation of a wide range of information systems and processes, aimed at streamlining and standardising day-to-day business processes for the Group's customers worldwide. She has a proven record as a senior IT professional with more than 20 years' experience in the industry, specialising in the transportation and logistics field. Ms Stoddard joined NOL in 2001, as Vice President/Chief Information Officer of Enterprise Shared Services, responsible for all NOL Group information technology support such as computer operations, telecommunications, networking, messaging, security, systems architecture and database management. Before joining NOL, Ms Stoddard was Senior Vice President and Chief Information Officer with Circle International, a US$800 million global logistics and freight forwarding company, and worked as Vice President and Director of Information Services for Emery Worldwide, a subsidiary of CNF, a US$2.4 billion worldwide airfreight integrator and freight forwarder. She began her career in the transportation sector with Consolidated Freightways in 1981 as a systems analyst.

Gordon Simpson

Chief Human Resources Officer, NOL Group

Gordon Simpson joined the NOL Group as Chief Human Resources Officer in January 2004. He is responsible for the strategic development of human resources across NOL and its operating companies globally. As a member of NOL's executive management team, he also contributes to the Company's overall business strategy and key operating plans. Mr Simpson brings more than 25 years' experience as a human resources professional, gained in the oil, chemical manufacturing and shipping industries. Originally from South Africa, his previous roles spanned Asia, Africa and the US. Most recently he was based in Singapore as General Manager Human Resources, Asia/Middle East/Africa for ChevronTexaco. Prior to that, he spent almost five years in Thailand, where he was responsible for establishing and managing the HR function at Star Petroleum Refining Company, a joint venture between Caltex and the Petroleum Authority of Thailand. Before joining Caltex, he worked for 10 years with the Sentrachem Group in South Africa, holding Human Resources positions at plant, division and corporate level. His original grounding in HR was received at Unicorn Shipping Lines where he was responsible for personnel services.



SUMMARY FINANCIAL STATEMENTS

Contents

Important Note

The summary financial statements as set out on pages 44 to 54 contain only a summary of the information in the directors' report, a summary of the financial statements of the Company's Full Financial Report and information required under the Companies (Summary Financial Statement) Regulations 1995. They do not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Full Financial Report should be consulted. Shareholders may request for a copy of the Full Financial Report at no cost. Please use the Request Slip at the end of this Summary Report.

Summary Directors' Report

For the Financial Year Ended 26 December 2003

DIRECTORS

The directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman, appointed on 2 June 2003)*
David Lim Tik En	*(Group President & Chief Executive Officer, appointed on 10 July 2003)*
Lim How Teck	*(Group Chief Financial Officer)*
Wee Chow Hou	
Lock Sai Hung	
Yasumasa Mizushima	
Timothy James Rhein	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	*(Appointed on 2 June 2003)*
Gan Chee Yen	*(Appointed on 1 October 2003)*
Robert Holland, Jr	*(Appointed on 1 January 2004)*

PRINCIPAL ACTIVITIES

The principal activities of the Company are those of investment holding and the ownership, charter and operation of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:

i) investment holding and the ownership, charter and operation of shipping vessels and other related assets;

ii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air, terminal and overland operations) to customers;

iii) participation in ventures related to the activities listed under (i) and (ii) above; and

iv) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 45 to 48.

DIRECTORS' INTERESTS IN SHARES OR DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital of the Company, as recorded in the register of directors' shareholdings, were as follows:

	Ordinary shares of S$1.00 each			
	Holdings registered in name of director or nominee		Holdings in which a director is deemed to have an interest	
	At 26/12/03	At 28/12/02 or date of appointment, if later	At 26/12/03	At 28/12/02 or date of appointment, if later
Cheng Wai Keung	50,000	50,000	–	–
Lim How Teck	781,089	469,060	–	–
Wee Chow Hou	45,000	15,000	–	–
Willie Cheng Jue Hiang	–	–	5,000	5,000

Details of the directors' interests in the share options granted under the NOL Share Option Plan ("SOP") and performance shares awarded under the Performance Share Plan ("PSP") have been separately disclosed under "Share Options and Performance Shares" on pages 45 to 48.

The directors' interests in the share capital of the Company and of related corporations as at 16 January 2004 were the same as at 26 December 2003, except for Lim How Teck and Professor Wee, whose holdings registered in their own names were 1,581,089 shares and 75,000 shares respectively.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the summary financial statements and in this report.

SHARE OPTIONS AND PERFORMANCE SHARES

Pursuant to the approval given by shareholders at an Extraordinary General Meeting held on 10 November 1999, the SOP was introduced to replace the NOL Executive Share Option Scheme ("ESOS"). The replacement of the ESOS did not affect the rights of holders of outstanding existing options already granted under the ESOS.

The provisions of the SOP took into account the amendments to the Companies Act introduced by the Companies (Amendment) Act 1998, which permit new options granted to employees of a company and its related corporations (including directors holding office in an executive capacity) to have a validity period of up to 10 years, as well as the revised guidelines on share option plans issued by the then Stock Exchange of Singapore ("SES") on 6 April 1999.

The shareholders also approved the setting up of the PSP to award shares to executives of Assistant Vice President rank or equivalent and above, in recognition of the attainment of certain performance targets. The shares granted pursuant to the Award are subject to a moratorium period on disposal of not less than three years from the date of grant. The initial participants were executives of Senior Vice President rank and above, but excluded the Group President and Chief Executive Officer. The aggregate number of new shares over which options may be granted under the SOP and shares granted under the PSP shall not exceed the new limit of 15% of the issued share capital of the Company as allowed under the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

SHARE OPTIONS AND PERFORMANCE SHARES (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the SOP during the financial year were as follows:

	(a)	(b)	(c)	(d)	(e)	(f)	(g)
Date option granted	13/04/98	08/10/98	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01
Exercise period							
From	13/04/99	08/10/99	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02
To	12/04/03	07/10/03	12/04/04	30/09/04	02/05/10	18/10/10	25/03/11
Exercise price per option	S$1.00	S$1.00	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30
Number of options outstanding as at beginning of financial year	575,307	805,522	1,183,714	1,077,500	2,472,500	10,974,000	862,000
During the financial year							
– Options granted	–	–	–	–	–	–	–
– Options exercised	(116,013)	(779,352)	(736,777)	(195,000)	(605,000)	(3,052,000)	(285,000)
– Options cancelled	(459,294)	(26,170)	(25,780)	(50,000)	(242,500)	(1,200,000)	(484,000)
Balance as at end of financial year	–	–	421,157	832,500	1,625,000	6,722,000	93,000
Directors' Interests:							
28 December 2002							
– Cheng Wai Keung	–	–	–	–	–	–	–
– Flemming Robert Jacobs**	–	–	–	–	200,000	1,000,000	150,000
– Friedbert Malt	–	–	–	–	–	–	–
– Lim How Teck	77,343	77,343	77,343	75,000	100,000	350,000	–
– Robert Chua Teck Chew	–	–	–	–	–	–	–
– Dirk Goedhart	–	–	–	–	–	–	–
– Wee Chow Hou	–	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–	–
– Timothy James Rhein	77,343	77,343	77,343	75,000	75,000	125,000	–
– Yasumasa Mizushima	–	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–	–
26 December 2003							
– Cheng Wai Keung	–	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–	–
– Lim How Teck	–	–	–	75,000	100,000	350,000	–
– Robert Chua Teck Chew	–	–	–	–	–	–	–
– Dirk Goedhart	–	–	–	–	–	–	–
– Wee Chow Hou	–	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–	–
– Timothy James Rhein	–	–	77,343	75,000	75,000	125,000	–
– Yasumasa Mizushima	–	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–	–
– Gan Chee Yen	–	–	–	–	–	–	–

* As at 26 December 2003, there were 34,500 options exercised but for which shares have yet to be allotted.

** Share options awarded to Mr Jacobs were fully exercised on 21 August 2003.

(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
19/10/01	19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	
19/10/02	19/10/02	18/10/03	07/11/03	19/12/03	17/11/04	17/11/04	
18/10/06	18/10/11	17/10/12	06/11/12	18/12/07	16/11/08	16/11/13	
S$1.00	S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	
300,000	16,130,000	13,275,000	4,000,000	320,000	–	–	51,975,543
–	–	–	–	–	430,000	12,445,000	12,875,000
(30,000)	(5,815,500)	(1,899,000)	(405,000)	–	–	–	(13,918,642)*
–	(2,239,000)	(1,108,000)	(350,000)	–	–	–	(6,184,744)
270,000	8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	44,747,157
40,000	–	–	–	80,000	–	–	120,000
–	–	–	–	–	–	–	1,350,000
30,000	–	–	–	30,000	–	–	60,000
–	400,000	–	400,000	–	–	–	1,557,029
30,000	–	–	–	30,000	–	–	60,000
30,000	–	–	–	30,000	–	–	60,000
30,000	–	–	–	30,000	–	–	60,000
–	–	–	–	30,000	–	–	30,000
–	–	–	–	30,000	–	–	537,029
–	–	–	–	30,000	–	–	30,000
–	–	–	–	30,000	–	–	30,000
40,000	–	–	–	80,000	80,000	–	200,000
30,000	–	–	–	30,000	40,000	–	100,000
–	–	–	–	–	40,000	–	40,000
–	–	–	–	–	–	600,000	600,000
–	400,000	–	400,000	–	–	300,000	1,625,000
30,000	–	–	–	30,000	30,000	–	90,000
30,000	–	–	–	30,000	30,000	–	90,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	412,343
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	–	30,000	–	30,000
–	–	–	–	–	30,000	–	30,000

Summary Directors' Report

For the Financial Year Ended 26 December 2003

SHARE OPTIONS AND PERFORMANCE SHARES (continued)

The directors' interests in the share options of the Company and of related corporations as at 16 January 2004 were the same as at 26 December 2003, except for Lim How Teck and Professor Wee, whose holdings registered in their own names were 825,000 share options and 30,000 share options respectively.

Pursuant to the provisions of the Listing Manual of SGX-ST and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) The Executive Resource and Compensation Committee currently comprises five non-executive directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Wee Chow Hou and Lock Sai Hung.

(ii) Except, as disclosed on pages 46 and 47, no other options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(iii) No employee has received 5% or more of the total number of options available under the SOP.

(iv) No options have been granted to controlling shareholders or their associates, or parent group directors and employees.

(v) No options have been granted at a discount during the financial year.

If the Group had determined compensation expenses at the grant date for its share options based on the fair value method, the Group's net profit would have been decreased by US$3.1 million (2002: net loss increased by US$2.7 million). The estimated fair value of options, using the Black-Scholes option-pricing model, would be amortised over the one-year average vesting period of the options. The expected life used is equivalent to the contracted life of the options.[1]

Subject to the terms and conditions of the PSP, the following table sets forth:

a) Number of PSP awarded to key executives during financial year 2003 as approved by the Executive Resource and Compensation Committee;

b) Number of PSP cancelled during financial year 2003; and

c) Number of PSP vested during financial year 2003.

Performance Shares	**(i)**	**(ii)**	**(iii)**	**Total**
Financial years				
From	30/12/00	29/12/01	28/12/02	
To	28/12/01	27/12/02	26/12/03	
Number of shares outstanding at beginning of financial year 2003	1,700,000	–	–	1,700,000
During financial year 2003				
– Shares awarded	–	–	–	–
– Shares vested	(450,000)*	–	–	(450,000)
– Shares cancelled	(800,000)	–	–	(800,000)
Outstanding balance at end of financial year 2003	450,000*	–	–	450,000
Directors' Interests:				
Lim How Teck				
– 28 December 2002	300,000	–	–	300,000
– 26 December 2003	150,000	–	–	150,000

* 50% of the performance shares were vested on 26 December 2003 and 50% will be vested on 31 December 2004.

[1] (a) If we are able to estimate the life of the share options based on historical statistics, we expect the fair value of the share options and in turn, the impact on the Income Statement would be lower. However, as the share options with a validity period of 10 years were only granted since 3 May 2000, we are lacking historical information to make a good estimate of the expected life of the share options. Hence, we assume the expected life is equivalent to the contracted life of the options.

(b) In arriving at the fair value of the share options, no adjustment was made to account for the impact of the one-year vesting period, as it is very minimal.

UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature, except as disclosed in the summary financial statements, has arisen in the interval between the end of the financial year and the date of this report which will affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made.

AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises four members, all of whom are non-executive and possess the relevant financial management expertise or experience. They are Lock Sai Hung (Chairman), Wee Chow Hou, Willie Cheng Jue Hiang (appointed on 2 June 2003) and Gan Chee Yen (appointed on 1 January 2004). Except for Mr Gan, all members are independent.

The summary financial statements set out on pages 44 to 54 were approved by the Board of Directors on 24 February 2004 and were signed on its behalf by:



Cheng Wai Keung
Director



David Lim Tik En
Director

Singapore, 24 February 2004

Auditors' Statement

To the Members of Neptune Orient Lines Limited

We have examined the summary financial statements set out on pages 44 to 54, which has been prepared by the directors of the Company.

In our opinion, the summary financial statements are consistent in all material respects, with the full financial statements and directors' report of Neptune Orient Lines Limited and of the Group for the financial year ended 26 December 2003, and complies with the requirements of Section 203A of the Singapore Companies (Amendment) Act 1995, and regulations made thereunder, applicable to summary financial statements.

We have issued an unqualified audit report dated 24 February 2004 on the full financial statements of Neptune Orient Lines Limited and of the Group for the financial year ended 26 December 2003, which is as follows:

"AUDITORS' REPORT TO THE MEMBERS OF NEPTUNE ORIENT LINES LIMITED

We have audited the financial statements of Neptune Orient Lines Limited and the consolidated financial statements of the Group for the financial year ended 26 December 2003, set out on pages 9 to 74. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 26 December 2003 and the results, changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, and the financial statements of the subsidiaries which are not required by the law of its country of incorporation to be audited, being financial statements included in the consolidated financial statements. The names of the subsidiaries are stated in Note 41 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subjected to any material qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 24 February 2004

Summary Income Statements

For the Financial Year Ended 26 December 2003

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Revenue	5,522,583	4,641,818	10,202	13,564
Cost of sales	(4,407,172)	(4,103,392)	(13,934)	(18,296)
Gross profit/(loss)	1,115,411	538,426	(3,732)	(4,732)
Other operating income	47,427	7,382	9,254	17,114
Administrative expenses	(590,964)	(584,657)	(18,428)	(14,872)
Other operating expenses	(138,639)	(150,102)	(60,814)	(58,487)
Gain on disposal of a discontinued operation*	133,902	–	199,459	–
Operating profit/(loss)	567,137	(188,951)	125,739	(60,977)
Finance and investment income	10,811	11,061	21,820	80,940
Finance costs	(121,487)	(140,558)	(41,445)	(41,421)
Share of results of associated companies before tax	159	(1,489)	–	–
Share of results of joint ventures before tax	103	2,127	–	–
Profit/(loss) before tax	456,723	(317,810)	106,114	(21,458)
Income tax expense	(22,484)	(9,885)	(3,640)	(1,955)
Profit/(loss) from ordinary activities after tax	434,239	(327,695)	102,474	(23,413)
Minority interest	(5,413)	(2,461)	–	–
Net profit/(loss)	428,826	(330,156)	102,474	(23,413)

	Group	
Earnings/(loss) per share	**2003 US¢**	**2002 US¢**
Basic	35.42	(28.07)
Diluted	35.29	(28.07)

The directors recommended a final dividend of 3.85 Singapore cents per share, less tax of 22%, in respect of the financial year ended 26 December 2003 for approval by shareholders at the next Annual General Meeting to be convened on 20 April 2004.

The recommended final dividend has not been provided for in these financial statements. This dividend will be accounted for in the shareholders' equity as an appropriation of 2003 profits after tax in the financial statements for the year ending 31 December 2004.

* American Eagle Tankers Group was sold on 22 July 2003.

Summary Balance Sheets

As at 26 December 2003

	Group		Company	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Current Assets				
Cash and cash equivalents	542,517	334,530	145,925	3,109
Trade and other receivables	666,726	595,152	202,561	434,797
Inventories at cost	62,108	68,551	448	448
Other current assets	46,342	51,441	10,270	2,096
Total current assets	1,317,693	1,049,674	359,204	440,450
Non-current Assets				
Investments in subsidiaries	–	–	946,052	1,263,404
Investments in associated companies	44	10,406	64	1,349
Investments in joint ventures	1,503	2,975	–	–
Long term investments	20,432	24,294	4,467	10,332
Property, plant and equipment	2,299,717	3,169,440	6,401	7,640
Deferred charges	4,746	8,271	335	402
Intangible assets	44,755	58,196	198	393
Goodwill arising on consolidation	259,588	291,853	–	–
Deferred tax assets	41,024	32,464	–	–
Other non-current assets	74,235	121,604	42,335	44,610
Total non-current assets	2,746,044	3,719,503	999,852	1,328,130
Total Assets	4,063,737	4,769,177	1,359,056	1,768,580
Current Liabilities				
Trade and other payables	723,698	627,013	42,774	34,001
Current tax liabilities	56,245	31,369	10,540	9,724
Borrowings	105,193	263,736	14,096	40,653
Provisions	49,907	35,287	37,649	13,003
Other current liabilities	135,980	105,424	–	–
Total current liabilities	1,071,023	1,062,829	105,059	97,381
Non-current Liabilities				
Borrowings	1,147,126	2,550,275	297,275	1,131,085
Provisions	71,127	87,115	24,570	39,361
Deferred income	25,421	30,509	–	–
Deferred tax liabilities	256,459	284,747	10,727	10,921
Other non-current liabilities	177,313	166,518	44,563	35,129
Total non-current liabilities	1,677,446	3,119,164	377,135	1,216,496
Total Liabilities	2,748,469	4,181,993	482,194	1,313,877
Net Assets	1,315,268	587,184	876,862	454,703
Shareholders' Equity				
Share capital	798,527	654,623	798,527	654,623
Reserves	505,541	(98,570)	78,335	(199,920)
Total Shareholders' Equity	1,304,068	556,053	876,862	454,703
Minority interests	11,200	31,131	–	–
	1,315,268	587,184	876,862	454,703
Net current assets/(liabilities)	246,670	(13,155)	254,145	343,069

Notes to the Summary Financial Statements

For the Financial Year Ended 26 December 2003

1. GENERAL

The financial year of 2003 started on 28 December 2002 and ended on 26 December 2003 (2002: 29 December 2001 to 27 December 2002) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date. This change had been approved by the Registry of Companies and Businesses and SGX-ST. As the effect of adopting this change is not material to the results of the Group and the Company, comparative figures have not been adjusted.

2. MATERIAL CHANGES IN ACCOUNTING POLICIES

Effect of changes in Singapore Companies Legislation

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS.

Previously, the Company and the Group prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard ("SAS"). The adoption of FRS does not have any material impact on the accounting policies and figures presented in the statutory accounts for the financial year ended 27 December 2002.

3. REPORTING CURRENCY

In view of the international nature of the Group's operations, the Group adopted the United States dollar as its measurement and reporting currency.

4. RELATED PARTY TRANSACTIONS

(a) Sale and purchase of goods and services

The following significant transaction between the Group, the Company and related parties took place during the financial year at terms agreed between the parties:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Interest income received from associated companies	(1,415)	(1,877)	(1,415)	(1,877)

(b) Share options granted to directors

The aggregate number of share options granted to the directors of the Company during the financial year was 1,330,000 (2002: 720,000). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to non-executive directors, which have exercise periods of five years. The outstanding number of share options granted to the directors of the Company at the end of the financial year was 3,457,343 (2002: 3,894,058).

(c) Directors' remuneration

The remuneration for executive directors includes salaries, bonuses, severance payments and other emoluments, while that for non-executive directors includes directors' fees and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group and the Company.

The total directors' remuneration is as follows:

	Group	
	2003	**2002**
	US$'000	**US$'000**
Directors of the Company	2,442	4,088*
Directors of subsidiaries	7	247
	2,449	4,335

* Severance payments for Mr Jacobs upon the cessation of his employment on 6 January 2003 had been included in the directors' remuneration for 2002.

4. RELATED PARTY TRANSACTIONS (continued)

(d) Key management personnel

The employment benefits for key management personnel include salaries, bonuses, severance payments and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group.

	Group	
Employment Benefits	**2003 US$'000**	**2002 US$'000**
Salaries, bonuses and other emoluments (including benefits-in-kind)	3,531	2,470
Employer's contribution to Central Provident Fund and Pension Funds	84	48
Termination costs	–	2,738
	3,615	5,256

Notes:

(i) Key management personnel includes Executive Directors (2003: David Lim and Lim How Teck; 2002: Mr Jacobs and Lim How Teck).

(ii) In 2002, Mr Jacobs served dual functions, both as Chief Executive Officer of the Group and APL.

(iii) The employment benefits for Gordon Simpson are not included as he joined the Group in January 2004.

(iv) Termination costs pertain to severance payments for Mr Jacobs and Anne Benbow upon the cessation of their employment on 6 January 2003 and 8 February 2003 respectively.

5. EVENTS OCCURRING AFTER BALANCE SHEET DATE

On 17 February 2004, the Company announced it had reached a conditional agreement ("the Agreement") to sell its product tanker and bunkering business Neptune Associated Shipping Pte Ltd ("NAS") to a wholly-owned subsidiary of Hong Kong-listed oil services company Titan (Holdings) Limited, Titan Orient Lines Pte Ltd ("Titan").

Under the terms of the Agreement, Titan will pay a purchase price of US$55.1 million for the entire issued and paid-up capital of NAS and the settlement of the inter-company debt as at the closing date of the sale. The purchase price is net of the interim dividends of US$6.4 million declared by NAS for 2003, which was settled on 23 December 2003. The purchase price is subject to adjustment by reference to the provisions of the Agreement. The sale will result in a profit of approximately US$8 million (net of transaction cost), which will be reflected in the Group's results in first quarter 2004.

6. COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

Corporate Data

As at 18 March 2004


NOL


APL


APL
Logistics

Board of Directors

Cheng Wai Keung (Chairman)
Friedbert Malt (Vice Chairman)
Ang Kong Hua (Vice Chairman)
David Lim Tik En (Group President & CEO)
Lim How Teck (Group Chief Financial Officer)
Wee Chow Hou
Lock Sai Hung
Yasumasa Mizushima
Timothy James Rhein
James Connal Scotland Rankin
Willie Cheng Jue Hiang
Gan Chee Yen
Robert Holland, Jr

Executive Committee

Cheng Wai Keung (Chairman)
Friedbert Malt
Ang Kong Hua
David Lim
Lim How Teck

Nominating Committee

Cheng Wai Keung (Chairman)
Ang Kong Hua
Gan Chee Yen

Executive Resource and Compensation Committee

Connal Rankin (Chairman)
Cheng Wai Keung
Friedbert Malt
Wee Chow Hou
Lock Sai Hung

Audit Committee

Lock Sai Hung (Chairman)
Wee Chow Hou
Willie Cheng
Gan Chee Yen

Company Secretary

Marjorie Wee
Wong Kim Wah

Share Registrar

BACS Private Limited
63 Cantonment Road
Singapore 089758
Telephone: (65) 6323 6200

Auditors

PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Kyle Lee (since 2001)

Registered Office

456 Alexandra Road
NOL Building #06-00
Singapore 119962

Main Line
Telephone: (65) 6278 9000
Facsimile: (65) 6278 4900

Investor Relations
Telephone: (65) 6371 5410

Website: www.nol.com.sg

NOL Group's Operating Fleet

As at 26 December 2003

Containerships – Linehaul Vessels

Name	Year Built	DWT	Capacity TEU
APL Agate	1997	64,156	5,020
APL Alexandrite	1992	59,603	3,821
APL Almandine	1993	59,560	3,821
APL Amazonite	1993	59,499	3,821
APL Arabia	2000	66,895	4,890
APL Belgium	2002	67,986	5,506
APL Cairo	2001	34,133	2,478
APL Canada	2001	67,500	5,762
APL China	1995	66,300	5,108
APL Chiwan	1995	63,440	4,706
APL Coral	1998	64,156	5,020
APL Cyprine	1997	64,156	5,020
APL Denmark	2002	67,584	5,250
APL Dubai	1995	62,905	4,743
APL Egypt	2000	66,895	4,890
APL Emerald	1979	46,600	2,838
APL England	2001	67,987	5,514
APL Germany	2003	67,009	5,570
APL Guatemala	1986	44,837	3,065
APL Holland	2001	67,987	5,514
APL Honduras	2003	50,600	4,252
APL Hong Kong	2002	68,500	5,570
APL India	2002	67,584	5,500
APL Ireland	2003	68,500	5,570
APL Iris	1998	62,693	4,918
APL Ivory	1980	46,600	2,838
APL Jade	1995	66,647	4,388
APL Jakarta	2003	42,089	3,108
APL Japan	1995	66,300	5,108
APL Korea	1995	66,300	5,108
APL Malaysia	2000	67,318	4,890
APL Mexico	2002	42,210	2,800
APL Ningbo	1995	61,470	4,706
APL Panama	2003	50,600	4,252
APL Philippines	1996	66,300	5,108
APL Portugal	2002	42,089	3,108
APL Qingdao	1995	61,489	4,706
APL Scotland	2001	67,987	5,514
APL Shanghai	2003	42,089	3,108
APL Singapore	1995	66,300	5,108
APL Spinel	1996	66,647	4,388
APL Sweden	2002	67,584	5,250
APL Thailand	1995	66,300	5,108
APL Topaz	1989	51,534	3,415
APL Tourmaline	1996	59,780	4,434
APL Turquoise	1996	59,780	4,434
APL Venezuela	2001	42,400	3,100
Indamex Dalian	2002	34,000	2,468
Mahimahi	1982	35,765	3,220
Manoa	1982	35,765	3,220
Mokihana	1982	35,765	3,220
President Adams	1988	53,613	4,528
President Grant	1988	51,534	3,415
President Jackson	1988	53,613	4,528
President Kennedy	1988	53,613	4,528
President Polk	1988	53,613	4,528
President Truman	1988	53,613	4,528
President Wilson	1989	51,534	3,415
Total: 58		**3,329,306**	**253,744**

Containership Fleet Capacity





0–1999 TEU **5.8%**
2000–3999 TEU **19.2%**
> 4000 TEU **61.6%**
On Order **13.4%**

Containerships – Feeder Vessels

Name	Year Built	DWT	Capacity TEU
APL Guadalajara	1993	9,167	655
APL Hibiscus	1992	7,843	453
APL Lilac	1992	7,800	453
APL Miami	1998	6,850	600
APL Orchid	1984	18,461	859
APL Quetzal	1998	8,266	660
Asian Pegasus	1991	22,740	1,401
Beluga Independence	2001	11,628	903
Blue Link	1993	15,454	818
Cape Arago	1992	15,566	1,066
Cape Spear	1998	13,700	1,055
Delphinus	1997	6,912	591
Dongtai Fortune	1985	14,100	1,033
Eagle Excellence	1995	22,148	1,538
Gulf Fortune	1988	4,375	253
Jurong Balsam	1998	10,458	713
New Confidence	2001	16,794	1,078
Pac Antlia	2001	16,794	1,078
Sumatra	1979	14,520	873
Tiger Bridge	1994	24,444	1,432
Westerkade	2000	8,430	712
Total: 21		**276,450**	**18,224**

Containerships – New Deliveries

Name	Delivery	DWT	Capacity TEU
APL Mumbai	Jan 2004	24,000	1,850
APL Spain	Feb 2004	66,009	5,568
APL Kobe	Feb 2004	24,000	1,850
Hull 1523	Mar 2004	55,461	4,132
HS Explorer	3Q 2004	57,600	4,367
Hull S216	4Q 2004	66,910	5,028
HS Voyager	4Q 2004	57,600	4,367
Hull S217	2Q 2005	66,910	5,028
Hull S221	2Q 2005	68,915	5,018
Hull S225	3Q 2005	68,915	5,018
Total: 10		**556,320**	**42,226**

Product Tankers

Name	Year Built	Capacity DWT
Adventure	1992	445
Alpha Power	1996	7,503
Alpha Prestige	1995	7,574
Alpha Prosperity	1995	7,590
Capricorn	1989	4,280
Eagle Aries	1985	29,998
Eagle Sagitta	1996	47,172
Eagle Vela	1996	47,172
Excellence	1992	445
Lubquest	1999	559
Lubserve	1998	599
Lubstar	1993	580
Lubstellar	1995	547
Marine Pearl	1991	445
MT Jurong Herring	1995	6,902
MT Jurong Krapu	1996	6,888
MT Lantana	1995	6,881
MT Mimosa	1995	6,881
MT Orchid	1993	6,901
Neptank VII	1988	3,863
Neptank VIII	1990	5,471
Neptra Premier	1994	6,573
Total: 22		**205,269**

12:45 PACIFIC OCEAN LATITUDE 46° 00'N, LONGITUDE 180° 00'. WITH A CARGO RICH IN SEASONAL FRUITS, THE APL SCOTLAND CROSSES THE INTERNATIONAL DATE LINE SIX DAYS FROM ITS NEXT PORT OF CALL, KAOHSIUNG, TAIWAN.



12:45





CONNECTING
AROUND THE CLOCK, AROUND THE WORLD

NOL Group of Companies Financial Report 2003





Contents

Directors' Report

For the Financial Year Ended 26 December 2003

The directors present their report to the members together with the audited financial statements, expressed in United States Dollars, of the Company and of the Group for the financial year ended 26 December 2003.

DIRECTORS

The directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman, appointed on 2 June 2003)*
David Lim Tik En	*(Group President & Chief Executive Officer, appointed on 10 July 2003)*
Lim How Teck	*(Group Chief Financial Officer)*
Wee Chow Hou	
Lock Sai Hung	
Yasumasa Mizushima	
Timothy James Rhein	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	*(Appointed on 2 June 2003)*
Gan Chee Yen	*(Appointed on 1 October 2003)*
Robert Holland, Jr	*(Appointed on 1 January 2004)*

SHARE OPTIONS AND PERFORMANCE SHARES

Pursuant to the approval given by shareholders at an Extraordinary General Meeting held on 10 November 1999, the NOL Share Option Plan ("SOP") was introduced to replace the NOL Executive Share Option Scheme ("ESOS"). The replacement of the ESOS did not affect the rights of holders of outstanding existing options already granted under the ESOS.

The provisions of the SOP took into account the amendments to the Companies Act introduced by the Companies (Amendment) Act 1998, which permit new options granted to employees of a company and its related corporations (including directors holding office in an executive capacity) to have a validity period of up to 10 years, as well as the revised guidelines on share option plans issued by the then Stock Exchange of Singapore ("SES") on 6 April 1999.

The shareholders also approved the setting up of the Performance Share Plan ("PSP") to award shares to executives of Assistant Vice President rank or equivalent and above, in recognition of the attainment of certain performance targets. The shares granted pursuant to the Award are subject to a moratorium period on disposal of not less than three years from the date of grant. The initial participants were executives of Senior Vice President rank and above, but excluded the Group President and Chief Executive Officer. The aggregate number of new shares over which options may be granted under the SOP and shares granted under the PSP shall not exceed the new limit of 15% of the issued share capital of the Company as allowed under the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

SHARE OPTIONS AND PERFORMANCE SHARES (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the SOP during the financial year were as follows:

	(a)	(b)	(c)	(d)	(e)	(f)	(g)
Date option granted	13/04/98	08/10/98	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01
Exercise period							
From	13/04/99	08/10/99	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02
To	12/04/03	07/10/03	12/04/04	30/09/04	02/05/10	18/10/10	25/03/11
Exercise price per option	S$1.00	S$1.00	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30
Number of options outstanding as at beginning of financial year	575,307	805,522	1,183,714	1,077,500	2,472,500	10,974,000	862,000
During the financial year							
– Options granted	–	–	–	–	–	–	–
– Options exercised	(116,013)	(779,352)	(736,777)	(195,000)	(605,000)	(3,052,000)	(285,000)
– Options cancelled	(459,294)	(26,170)	(25,780)	(50,000)	(242,500)	(1,200,000)	(484,000)
Balance as at end of financial year	–	–	421,157	832,500	1,625,000	6,722,000	93,000
Directors' Interests:							
28 December 2002							
– Cheng Wai Keung	–	–	–	–	–	–	–
– Flemming Robert Jacobs[2]	–	–	–	–	200,000	1,000,000	150,000
– Friedbert Malt	–	–	–	–	–	–	–
– Lim How Teck	77,343	77,343	77,343	75,000	100,000	350,000	–
– Robert Chua Teck Chew	–	–	–	–	–	–	–
– Dirk Goedhart	–	–	–	–	–	–	–
– Wee Chow Hou	–	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–	–
– Timothy James Rhein	77,343	77,343	77,343	75,000	75,000	125,000	–
– Yasumasa Mizushima	–	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–	–
26 December 2003							
– Cheng Wai Keung	–	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–	–
– Lim How Teck	–	–	–	75,000	100,000	350,000	–
– Robert Chua Teck Chew	–	–	–	–	–	–	–
– Dirk Goedhart	–	–	–	–	–	–	–
– Wee Chow Hou	–	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–	–
– Timothy James Rhein	–	–	77,343	75,000	75,000	125,000	–
– Yasumasa Mizushima	–	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–	–
– Gan Chee Yen	–	–	–	–	–	–	–

[1] As at 26 December 2003, there were 34,500 options exercised but for which shares have yet to be allotted.
[2] Share options awarded to Mr Jacobs were fully exercised on 21 August 2003.

(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
19/10/01	19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	
19/10/02	19/10/02	18/10/03	07/11/03	19/12/03	17/11/04	17/11/04	
18/10/06	18/10/11	17/10/12	06/11/12	18/12/07	16/11/08	16/11/13	
S$1.00	S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	
300,000	16,130,000	13,275,000	4,000,000	320,000	–	–	51,975,543
–	–	–	–	–	430,000	12,445,000	12,875,000
(30,000)	(5,815,500)	(1,899,000)	(405,000)	–	–	–	(13,918,642)'
–	(2,239,000)	(1,108,000)	(350,000)	–	–	–	(6,184,744)
270,000	8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	44,747,157
40,000	–	–	–	80,000	–	–	120,000
–	–	–	–	–	–	–	1,350,000
30,000	–	–	–	30,000	–	–	60,000
–	400,000	–	400,000	–	–	–	1,557,029
30,000	–	–	–	30,000	–	–	60,000
30,000	–	–	–	30,000	–	–	60,000
30,000	–	–	–	30,000	–	–	60,000
–	–	–	–	30,000	–	–	30,000
–	–	–	–	30,000	–	–	537,029
–	–	–	–	30,000	–	–	30,000
–	–	–	–	30,000	–	–	30,000
40,000	–	–	–	80,000	80,000	–	200,000
30,000	–	–	–	30,000	40,000	–	100,000
–	–	–	–	–	40,000	–	40,000
–	–	–	–	–	–	600,000	600,000
–	400,000	–	400,000	–	–	300,000	1,625,000
30,000	–	–	–	30,000	30,000	–	90,000
30,000	–	–	–	30,000	30,000	–	90,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	412,343
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	30,000	30,000	–	60,000
–	–	–	–	–	30,000	–	30,000
–	–	–	–	–	30,000	–	30,000

SHARE OPTIONS AND PERFORMANCE SHARES (continued)

The directors' interests in the share options of the Company and of related corporations as at 16 January 2004 were the same as at 26 December 2003, except for Lim How Teck and Professor Wee, whose holdings registered in their own names were 825,000 share options and 30,000 share options respectively.

Pursuant to provisions of the Listing Manual of the SGX-ST and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) The Executive Resource and Compensation Committee currently comprises five non-executive directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Wee Chow Hou and Lock Sai Hung.

(ii) Except, as disclosed on pages 2 and 3, no other options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(iii) No employee has received 5% or more of the total number of options available under the SOP.

(iv) No options have been granted to controlling shareholders or their associates, or parent group directors and employees.

(v) No options have been granted at a discount during the financial year.

If the Group had determined compensation expenses at the grant date for its share options based on the fair value method, the Group's net profit would have been decreased by US$3.1 million (2002: net loss increased by US$2.7 million). The estimated fair value of options, using the Black-Scholes option-pricing model, would be amortised over the one-year average vesting period of the options. The expected life used is equivalent to the contracted life of the options.[4]

Subject to the terms and conditions of the PSP, the following table sets forth:

a) Number of PSP awarded to key executives during financial year 2003 as approved by the Executive Resource and Compensation Committee;

b) Number of PSP cancelled during financial year 2003; and

c) Number of PSP vested during financial year 2003.

Performance Shares	**(i)**	**(ii)**	**(iii)**	**Total**
Financial years				
From	30/12/00	29/12/01	28/12/02	
To	28/12/01	27/12/02	26/12/03	
Number of shares outstanding at beginning of financial year 2003	1,700,000	–	–	1,700,000
During financial year 2003				
– Shares awarded	–	–	–	–
– Shares vested	(450,000)[3]	–	–	(450,000)
– Shares cancelled	(800,000)	–	–	(800,000)
Outstanding balance at end of financial year 2003	450,000[3]	–	–	450,000
Directors' Interests:				
Lim How Teck				
– 28 December 2002	300,000	–	–	300,000
– 26 December 2003	150,000	–	–	150,000

[3] 50% of the performance shares were vested on 26 December 2003 and 50% will be vested on 31 December 2004.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 1 to 4.

[4](a) If we are able to estimate the life of the share options based on historical statistics, we expect the fair value of the share options and in turn, the impact on the Income Statement would be lower. However, as the share options with a validity period of 10 years were only granted since 3 May 2000, we are lacking historical information to make a good estimate of the expected life of the share options. Hence, we assume the expected life is equivalent to the contracted life of the options.

(b) In arriving at the fair value of the share options, no adjustment was made to account for the impact of the one-year vesting period, as it is very minimal.

DIRECTORS' INTERESTS IN SHARES OR DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital of the Company, as recorded in the register of directors' shareholdings, were as follows:

	Ordinary shares of S$1.00 each			
	Holdings registered in name of director or nominee		Holdings in which a director is deemed to have an interest	
	At 26/12/03	At 28/12/02 or date of appointment, if later	At 26/12/03	At 28/12/02 or date of appointment, if later
Cheng Wai Keung	50,000	50,000	–	–
Lim How Teck	781,089	469,060	–	–
Wee Chow Hou	45,000	15,000	–	–
Willie Cheng Jue Hiang	–	–	5,000	5,000

Details of the directors' interests in the share options granted under the SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 1 to 4.

The directors' interests in the share capital of the Company and of related corporations as at 16 January 2004 were the same as at 26 December 2003, except for Lim How Teck and Professor Wee, whose holdings registered in their own names were 1,581,089 shares and 75,000 shares respectively.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Directors' Report

For the Financial Year Ended 26 December 2003

AUDIT COMMITTEE

At the date of this report, the Audit Committee ("AC") comprises four members, all of whom are non-executive and possess the relevant financial management expertise or experience. They are Lock Sai Hung (Chairman), Wee Chow Hou, Willie Cheng Jue Hiang (appointed on 2 June 2003) and Gan Chee Yen (appointed on 1 January 2004). Except for Mr Gan, all members are independent.

The AC is authorised by the Board of Directors ("Board") to investigate any activity within its terms of reference. It has an unrestricted access to any information pertaining to the Group, to both the internal and external auditors, and to the management and employees of the Group. It has full discretion to invite any director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including the following:

(i) Reviewing with the external auditors the audit plan, the evaluation of the internal accounting controls, audit reports and any matters which the external auditors wish to discuss (in the absence of management, where necessary);

(ii) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems;

(iii) Calling for and reviewing any internal investigation into cases of fraud and/or significant irregularities and submitting its findings to the Board as deemed necessary;

(iv) Making recommendations to the Board on the appointment of external auditors and their audit fee;

(v) Reviewing and approving the appointment, replacement, reassignment or the dismissal of internal auditors;

(vi) Monitoring interested person transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via annual report;

(vii) Reviewing quarterly reporting to SGX-ST and year-end annual financial statements of the Group before submission to the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the audit
- major judgmental areas; and

(viii) Undertaking any other functions agreed by the AC and the Board.

The AC has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting. The AC has conducted an annual review of non-audit services to satisfy itself that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before confirming their re-nomination. Other than the normal audit, no additional external audit was conducted during the course of the financial year.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors



Cheng Wai Keung
Director



David Lim Tik En
Director

Singapore, 24 February 2004

Statement by Directors

In the opinion of the directors, the financial statements set out on pages 9 to 74 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 26 December 2003 and of the results of the business, and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors



Cheng Wai Keung
Director



David Lim Tik En
Director

Singapore, 24 February 2004

Auditors' Report

To the Members of Neptune Orient Lines Limited

We have audited the financial statements of Neptune Orient Lines Limited and the consolidated financial statements of the Group for the financial year ended 26 December 2003, set out on pages 9 to 74. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 26 December 2003 and the results, changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, and the financial statements of the subsidiaries which are not required by the law of its country of incorporation to be audited, being financial statements included in the consolidated financial statements. The names of the subsidiaries are stated in Note 41 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subjected to any material qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 24 February 2004

Income Statements

For the Financial Year Ended 26 December 2003

	Note	Group		Company	
		2003	2002	2003	2002
	Note	US$'000	US$'000	US$'000	US$'000
Revenue	3	5,522,583	4,641,818	10,202	13,564
Cost of sales		(4,407,172)	(4,103,392)	(13,934)	(18,296)
Gross profit/(loss)		1,115,411	538,426	(3,732)	(4,732)
Other operating income		47,427	7,382	9,254	17,114
Administrative expenses		(590,964)	(584,657)	(18,428)	(14,872)
Other operating expenses		(138,639)	(150,102)	(60,814)	(58,487)
Gain on disposal of a discontinued operation	4	133,902	–	199,459	–
Operating profit/(loss)	5	567,137	(188,951)	125,739	(60,977)
Finance and investment income	6	10,811	11,061	21,820	80,940
Finance costs	7	(121,487)	(140,558)	(41,445)	(41,421)
Share of results of associated companies before tax	14	159	(1,489)	–	–
Share of results of joint ventures before tax	15	103	2,127	–	–
Profit/(loss) before tax		456,723	(317,810)	106,114	(21,458)
Income tax expense	9	(22,484)	(9,885)	(3,640)	(1,955)
Profit/(loss) from ordinary activities after tax		434,239	(327,695)	102,474	(23,413)
Minority interest		(5,413)	(2,461)	–	–
Net profit/(loss)		428,826	(330,156)	102,474	(23,413)

		Group	
		2003	2002
Earnings/(loss) per share	**Note**	**US¢**	**US¢**
Basic	10	35.42	(28.07)
Diluted	10	35.29	(28.07)

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 8

Balance Sheets

As at 26 December 2003

	Note	Group 2003 US$'000	Group 2002 US$'000	Company 2003 US$'000	Company 2002 US$'000
Current Assets					
Cash and cash equivalents	11	542,517	334,530	145,925	3,109
Trade and other receivables	12	666,726	595,152	202,561	434,797
Inventories at cost		62,108	68,551	448	448
Other current assets	12	46,342	51,441	10,270	2,096
Total current assets		1,317,693	1,049,674	359,204	440,450
Non-current Assets					
Investments in subsidiaries	13	–	–	946,052	1,263,404
Investments in associated companies	14	44	10,406	64	1,349
Investments in joint ventures	15	1,503	2,975	–	–
Long term investments	16	20,432	24,294	4,467	10,332
Property, plant and equipment	17	2,299,717	3,169,440	6,401	7,640
Deferred charges	18	4,746	8,271	335	402
Intangible assets	19	44,755	58,196	198	393
Goodwill arising on consolidation	20	259,588	291,853	–	–
Deferred tax assets	9	41,024	32,464	–	–
Other non-current assets	21	74,235	121,604	42,335	44,610
Total non-current assets		2,746,044	3,719,503	999,852	1,328,130
Total Assets		4,063,737	4,769,177	1,359,056	1,768,580
Current Liabilities					
Trade and other payables	23	723,698	627,013	42,774	34,001
Current tax liabilities	9	56,245	31,369	10,540	9,724
Borrowings	24	105,193	263,736	14,096	40,653
Provisions	25	49,907	35,287	37,649	13,003
Other current liabilities	23	135,980	105,424	–	–
Total current liabilities		1,071,023	1,062,829	105,059	97,381
Non-current Liabilities					
Borrowings	24	1,147,126	2,550,275	297,275	1,131,085
Provisions	25	71,127	87,115	24,570	39,361
Deferred income	26	25,421	30,509	–	–
Deferred tax liabilities	9	256,459	284,747	10,727	10,921
Other non-current liabilities	27	177,313	166,518	44,563	35,129
Total non-current liabilities		1,677,446	3,119,164	377,135	1,216,496
Total Liabilities		2,748,469	4,181,993	482,194	1,313,877
Net Assets		1,315,268	587,184	876,862	454,703
Shareholders' Equity					
Share capital	29	798,527	654,623	798,527	654,623
Reserves		505,541	(98,570)	78,335	(199,920)
Total Shareholders' Equity		1,304,068	556,053	876,862	454,703
Minority interests		11,200	31,131	–	–
		1,315,268	587,184	876,862	454,703
Net current assets/(liabilities)		246,670	(13,155)	254,145	343,069

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 8

Statements of Changes in Equity

For the Financial Year Ended 26 December 2003

GROUP	Note	Share capital US$'000	Share premium US$'000	Foreign currency translation reserve US$'000	Accumulated losses US$'000	Total US$'000
Balance at 28 December 2002		654,623	376,754	5,517	(480,841)	556,053
Currency translation differences		–	–	(496)	–	(496)
Net loss not recognised in income statement		–	–	(496)	–	(496)
Net gain for the financial year		–	–	–	428,826	428,826
Total (losses)/gains recognised for the financial year		–	–	(496)	428,826	428,330
Issue of new ordinary shares	29	143,904	175,781	–	–	319,685
Balance at 26 December 2003		798,527	552,535	5,021	(52,015)	1,304,068
Balance at 29 December 2001		654,589	376,752	4,821	(150,685)	885,477
Currency translation differences		–	–	696	–	696
Net gain not recognised in income statement		–	–	696	–	696
Net loss for the financial year		–	–	–	(330,156)	(330,156)
Total gains/(losses) recognised for the financial year		–	–	696	(330,156)	(329,460)
Issue of new ordinary shares	29	34	2	–	–	36
Balance at 27 December 2002		654,623	376,754	5,517	(480,841)	556,053

COMPANY	Note	Share capital US$'000	Share premium US$'000	Accumulated losses US$'000	Total US$'000
Balance at 28 December 2002		654,623	376,754	(576,674)	454,703
Net gain for the financial year		–	–	102,474	102,474
Issue of new ordinary shares	29	143,904	175,781	–	319,685
Balance at 26 December 2003		798,527	552,535	(474,200)	876,862
Balance at 29 December 2001		654,589	376,752	(553,261)	478,080
Net loss for the financial year		–	–	(23,413)	(23,413)
Issue of new ordinary shares	29	34	2	–	36
Balance at 27 December 2002		654,623	376,754	(576,674)	454,703

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 8

Consolidated Cash Flow Statement

For the Financial Year Ended 26 December 2003

	2003 US$'000	2002 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit/(loss) before tax	456,723	(317,810)
Adjustments for:		
Amortisation of non-current assets and deferred income	35,365	45,768
Depreciation of property, plant and equipment	256,516	281,307
Interest expense	115,744	134,233
Interest income	(8,469)	(6,944)
Investment income	(216)	(1,256)
Net loss on disposal of intangible assets	–	967
Net (profit)/loss on disposal of property, plant and equipment	(6,768)	4,320
Write-off of property, plant and equipment	1,108	4,671
Write-off of intangible assets	4,433	7,485
Gain on disposal of a discontinued operation	(133,902)	–
Net profit on disposal of subsidiaries	(224)	(517)
Net profit on disposal of associated companies	–	(48)
Net profit on disposal of long term investments	(12,274)	(1,432)
Net profit on early extinguishment of debts	(28)	(706)
Net provision for impairment in value of intangible assets	–	5,741
Net provision for impairment in value of goodwill	–	4,185
Net provision for doubtful loans and non-trade debts to associated companies	6,308	14,129
Net (write-back of)/provision for doubtful loans receivable	(3,681)	9,330
Net provision for impairment in value of property, plant and equipment	44,201	12,504
Net provision for impairment in value of an associated company	5,118	–
Net provision for impairment in value of a joint venture company	1,575	–
Net provision for impairment in value of long term investments	1,769	682
Net provision for restructuring and termination costs	7,899	35,963
Net provision for onerous contract	4,000	–
Net provision for drydocking costs	3,360	5,054
Net (write-back of)/provision for foreseeable shipping losses	(11,480)	27,774
Net provision for associated companies	14,296	662
Share of results of associated companies	(159)	1,489
Share of results of joint ventures	(103)	(2,127)
Exchange difference	(745)	(1,786)
Operating cash flow before working capital changes	780,366	263,638
Changes in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries and a discontinued operation:		
Deferred charges	(769)	(1,871)
Deferred income	441	(812)
Receivables	(109,157)	33,830
Inventories	(5,943)	(14,190)
Payables	146,655	60,204
Net amount due from/(to) associated companies	14,098	(9,919)
Trading securities	2,317	(2,174)
Cash generated from operations	828,008	328,706
Interest paid	(113,004)	(129,889)
Interest received	8,498	6,964
Net income tax paid	(30,516)	(45,760)
Net cash inflow from operating activities	692,986	160,021

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 8

	2003 US$'000	2002 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiaries, net of cash acquired	–	(20,292)
Additional payments to seller of subsidiary acquired	–	(1,646)
Dividends paid to minority interests	(838)	–
Net proceeds from loans receivable	41,754	3,855
Investment income received	216	1,256
Additions in long term investments	(1,218)	(2,157)
Purchase of property, plant and equipment[5]	(317,686)	(286,365)
Purchase of intangible assets	(3,948)	(9,390)
Proceeds from disposal of property, plant and equipment	34,605	10,120
Proceeds from disposal of intangible assets	–	1,165
Proceeds from disposal of long term investments	26,079	9,973
Proceeds from disposal of associated companies	35	72
Proceeds from return of capital investment in an associated company	–	2,280
Proceeds (net of transaction cost) from disposal of subsidiaries and a discontinued operation[6]	532,343	316
Net cash inflow/(outflow) from investing activities	311,342	(290,813)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	–	200,272
Capital contribution by minority interests	135	–
Proceeds from issue of new ordinary shares	319,685	36
Repayment of borrowings	(1,116,161)	(185,815)
Net cash (outflow)/inflow from financing activities	(796,341)	14,493
NET CHANGE IN CASH AND CASH EQUIVALENTS	207,987	(116,299)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR (NOTE 11)	334,530	450,829
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR (NOTE 11)	542,517	334,530

[5] **Purchase of property, plant and equipment**

During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$317.7 million (2002: US$379.7 million). Cash payments of US$317.7 million (2002: US$286.4 million) were made for these property, plant and equipment.

[6] **Proceeds (net of transaction cost) from disposal of subsidiaries and a discontinued operation**

Please refer to Note 11 for the effect of disposal of subsidiaries and a discontinued operation on the Group's cash flows.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 8

Notes to the Financial Statements

For the Financial Year Ended 26 December 2003

These notes form an integral part of and should be read in conjunction with the accompanying financial statements expressed in United States Dollars.

1. GENERAL

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership, charter and operation of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:

i) investment holding and the ownership, charter and operation of shipping vessels and other related assets;

ii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air, terminal and overland operations) to customers;

iii) participation in ventures related to the activities listed under (i) and (ii) above; and

iv) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2003 started on 28 December 2002 and ended on 26 December 2003 (2002: 29 December 2001 to 27 December 2002) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date. This change had been approved by the Registry of Companies and Businesses and SGX-ST. As the effect of adopting this change is not material to the results of the Group and the Company, comparative figures have not been adjusted.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Effect of changes in Singapore Companies Legislation

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS.

Previously, the Company and the Group prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard ("SAS"). The adoption of FRS does not have any material impact on the accounting policies and figures presented in the statutory accounts for the financial year ended 27 December 2002.

(b) Basis of preparation

The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current event and actions, actual results may ultimately differ from those estimates.

In view of the international nature of the Group's operations, the Group adopted the United States Dollar as its measurement and reporting currency.

(c) Revenue recognition

Revenue comprises revenue earned from the provision of the Group's services, net of discount and fees earned in the capacity as an agent or broker on behalf of its customers.

Revenue from the liner service is recognised on a percentage-of-completion basis.

Revenue from the logistics service is recognised on a percentage-of-completion basis for shipments in transit, while handling revenue is deferred until completion of the handling activity.

Revenue from voyage or lightering charters is recognised on a percentage-of-completion method, calculated on a 'discharge-to-discharge' basis. For vessels operating on time charters, revenue is recognised over the term of the contract based on total contracted amount.

Gross dividend income is recorded in the income statements in the accounting period in which a dividend is declared payable by the investee company or its subsidiaries.

Rental income is recognised on an accrual basis in accordance with the substance of the relevant agreements. Income from interest bearing securities and fixed deposits are recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period of maturity, when it is determined such income will accrue to the Group.

(d) Group accounting

Subsidiaries

Subsidiaries are those entities in which the Group has an interest of more than one-half of the voting rights or otherwise has power to govern the financial and operating policies. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given as consideration, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Please refer to Note 2(h) for the accounting policy on goodwill.

Intercompany transactions, balances and unrealised gains on transactions between groups of companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A list of the Group's subsidiaries is shown in Note 41.

Associated companies

An associated company is defined as a company in which the Group has a long term equity interest of between 20% to 50% or over whose financial and operating policy decisions it has significant influence, but which it does not control.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recognising the Group's share of the results of associated companies in the consolidated income statement and the Group's share of post-acquisition movements in reserves in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of investment.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies with those of the Group.

The Group's investments in associated companies are stated in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill (net of accumulated amortisation) on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

A list of the Group's associated companies is shown in Note 41.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Group accounting (continued)

Joint ventures

Joint ventures are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's share of the consolidated results of the joint venture companies are included in the consolidated financial statements under the equity method on the same basis as associated companies.

A list of the Group's joint ventures is shown in Note 41.

Special Purpose Entities

Interpretations of Financial Reporting Standards ("INT FRS") 12: Consolidation – Special Purpose Entities ("SPE") requires that SPE be consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

The name of the SPE is disclosed in Note 41.

Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition for its intended use. When property, plant and equipment are sold or retired, their costs, accumulated depreciation and accumulated impairment are removed from the financial statements and any gain or loss resulting from their disposal is included in the income statement.

An element of the cost of an acquired vessel is attributed upon purchase to its service potential charges reflecting its maintenance condition. This cost is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written-off in the month of the subsequent drydocking.

No depreciation is provided on vessels under construction and freehold land. Freehold buildings are depreciated evenly over their estimated useful lives of between 15 to 50 years and leasehold land and buildings over their lease periods. These vary from 15 to 66 years.

Vessels in operation are depreciated in equal annual instalments calculated to reduce the cost of such vessels to their estimated scrap values over their estimated useful lives which are as follows:

Containerships	25 years
Tankers	20 years
Ocean vessels	5 – 13 years

Other property, plant and equipment are depreciated in equal annual instalments over their estimated useful lives which are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

(f) Vessels under construction

The interest on borrowings related to vessels under construction is included in the cost of vessels, and is, upon the completion of such assets, depreciated together with the construction costs at rates of depreciation applicable to such assets. All other borrowing costs are expensed.

(g) Deferred charges

Deferred charges relate to costs incurred in connection with long term financing which are deferred and amortised on a straight-line basis over the tenure of the related loans.

(h) Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiaries, joint ventures and associated companies over the fair value of the Group's share of identifiable net assets at the date of acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. Goodwill is amortised over a maximum period of 20 financial years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

On the acquisition of a foreign subsidiary, associated or joint venture company, the goodwill arising is translated at the exchange rate prevailing at the date of acquisition.

(i) Intangible assets

Intangible assets consist of system technology and software costs, contract and lease advantages and purchased customer base and workforce arising from acquisition of subsidiaries. These intangible assets are amortised on a straight-line basis over the estimated useful lives of between 3 to 20 years.

Software costs which are internally generated and purchased are capitalised as intangible assets and are amortised on a straight-line basis over the estimated useful lives of five years.

Software costs which are assessed as having no continuing economic value are written-off to the income statement.

(j) Investments

Investments in subsidiaries, joint ventures and associated companies are stated at cost less impairment losses in the Company's balance sheet. Where an indication of impairment exists, the carrying amount of the investment is assessed and written-down immediately to its recoverable amount, which is the higher of an asset's net selling price and its value in use.

Quoted and unquoted investments are stated at cost and an allowance for impairment is made where, in the opinion of the directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the period in which the decline is identified.

Trading securities are stated at the lower of cost and market value, determined on an aggregate portfolio basis by category of investment. Cost is derived at on the weighted average basis. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount of marketable securities are taken to the income statement.

On disposal of an investment, including subsidiaries, joint ventures and associated companies, the difference between net disposal proceeds and its carrying amount is taken to the income statement.

(k) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is assessed for evidence of impairment at each balance sheet date. An impairment loss is recognised in the income statements for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level, for which there are separately identifiable cash flows.

(l) Trade and other receivables

Trade debtors and other trade-related receivables are recognised and carried at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at year end.

Loan receivables are recognised when cash is advanced to borrowers and carried at cost, less provision made for amounts considered to be doubtful of collection.

An allowance for doubtful receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to original terms of receivables. Bad debts are written-off when identified.

(m) Borrowings

Borrowings are recognised based on the proceeds received.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Accounting for leases

Where a Group company is the lessee:

Finance leases

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Assets under finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is taken to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term in accordance with the Group's depreciation policy.

Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) are taken to the income statement on a straight-line basis over the period of the lease.

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates.

The difference between the actual lease payment and the amount taken to the income statements is capitalised as other non-current liabilities. Profits on sale and leaseback transactions which constitute operating leases are capitalised as deferred income and amortised evenly over the lease periods. When such sale and leaseback transactions are established at fair value, any profit or loss is recognised immediately in the income statement.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where a Group company is the lessor:

Operating leases

Assets leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and impairment loss.

Contingent rent is that portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates.

Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statements is capitalised as other non-current assets.

(o) Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived at on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expense. Provision for obsolescence, if any, is based on a review of the age and usage of inventories.

(p) Trade and other payables

Trade creditors and other trade-related payables are recognised on an accrual basis and carried at cost.

(q) Taxation

No provision is made for taxation on qualifying shipping income derived from the Company's and Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Approved International Shipping Enterprises Tax Incentive.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently, enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(s) Employee benefits

Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Post-employment pension plans

(i) Defined benefit plans

The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service and average monthly compensation during the five consecutive years of employment with the highest rate of pay. The Group's general policy is to fund pension costs at no less than the statutory requirement.

Certain non-qualified plans are secured through a grantor trust. The investment in this trust is included in other unquoted long term investments. The investment in the trust consists of life insurance policies and other cash instruments, which are carried at fair value.

Certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts and generally are based on the number of hours worked.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average service lives of employees.

(ii) Defined contribution plans

(a) The Group has a defined contribution pension plan covering eligible employees at retirement based on years of service and minimum salary range. The contributions paid or payable based on credited service of these employees are recognised as an expense in the income statement in the year when these services are rendered. Any variations from regular contributions are capitalised as non-current pension plan assets and amortised over the expected remaining service lives of employees in the plan.

(b) Where required by statutory regulations in the relevant jurisdiction, the Group contributes towards mandatory savings/ retirement plans. The plans are generally funded by payments from employees and by the Group at the rates specified by the regulations.

(c) Certain subsidiaries in the Group participate in a defined contribution profit sharing plan covering eligible non-union employees and starting in 2003, certain union employees. These subsidiaries match US$1.00 for each dollar contributed by the employee, for the first 3% of the employee's contributions and US$0.50 for each dollar of the next 3% of the employee's contributions.

The above contributions are recognised as expenses in the income statement in the year contributions are made.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Employee benefits (continued)

Equity compensation benefits

(i) Employee Share Option Plan

Share options are granted to directors and employees of the Group. These options are granted at the average of last three days closing market price of the shares before grant date. No compensation expense is recognised when share options are issued under the NOL Share Option Plan at the grant date. The estimated compensation expenses for the Share Option Plan and its impact on the Group's net profit was determined and disclosed in the Directors' Report. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium account.

(ii) Performance Share Plan

Performance shares are released to key executives in recognition of the attainment of certain performance targets. From the date of release of awards, 50% of the performance shares awarded in the financial year will be vested to the employees after two years, and the remaining 50% after three years.

An initial estimate would be made for the cost of compensation under the PSP based on the number of shares expected to be awarded, valued at fair value at the date of grant of the award. In order to fairly reflect the manner in which the benefits will accrue to the employee under the plan, the compensation cost is charged to the income statement on a straight-line basis over the service period, which includes the performance period and vesting period. The fair value is fixed from the measurement date, which is the release date when the actual number of shares awarded is known. Any increase or decrease in compensation cost over the previous estimate is recorded in that reporting period. The final measure of the compensation cost is based on the number of shares ultimately awarded.

(iii) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. The contributions made are recognised in the income statement as expenses when incurred. All contributions collected will be credited to a common fund which will be used to buy the shares of the Company.

(t) Foreign currencies

Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("measurement currency"). The financial statements of the Group and Company are presented in United States Dollars, which is the measurement currency of the Company.

Transactions and balances

Foreign currencies transactions are translated into United States Dollars using the exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Foreign currency monetary assets and liabilities are translated into United States Dollars at the exchange rates prevailing at the balance sheet date or at contracted rates where they are covered by forward exchange contracts. Exchange differences arising are taken to the income statement.

Group companies

(i) In respect of associated companies, joint ventures and foreign subsidiaries whose operations are not an integral part of the principal activities of the Group, the balance sheets are translated into United States Dollars at the exchange rates prevailing at the balance sheet date, and the results are translated using the average monthly exchange rates for the financial year. The exchange differences arising on translation of foreign subsidiaries, the Group's share of exchange differences arising from the translation of foreign associated companies, and borrowings and other currency instruments designated as hedges of investments in such foreign entities, are taken directly to the foreign currency translation reserve. On disposal, accumulated translation differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

(ii) In respect of joint ventures and foreign subsidiaries whose operations are integral to the principal activities of the Group, all monetary assets and liabilities are translated into United States Dollars at the exchange rates prevailing at the balance sheet date, all non-monetary assets and liabilities are recorded at the exchange rates when the relevant transactions occurred, and the results are translated using average monthly exchange rates. The exchange differences arising are taken to the consolidated income statement.

(iii) Goodwill and fair value adjustments arising on acquisition of a foreign entity are treated as non-monetary foreign currency assets and liabilities of the acquirer and recorded at the exchange rate at the date of the transaction.

(u) Derivative financial instruments

Premium/discount on derivative financial instruments are initially recognised in the financial statements at amounts paid or received, if any.

Those entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Premium/discount on foreign exchange forward contracts, except for hedges against capital commitments, are deferred in the balance sheet and recognised in the income statement on maturity.

Premium/discount on foreign exchange forward contracts that are hedges against capital commitments are deferred and subsequently capitalised in the balance sheet upon maturity.

Premium/discount on interest rate collars and swaps that are hedges against borrowings are deferred in the balance sheet and amortised in the income statement over the period in which the interest rate movements are protected by the hedges.

(v) Segment reporting

Business segments provide products and services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

(w) Cash and cash equivalents

Cash and cash equivalents are stated in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits with banks, short term highly liquid investments, and bank overdrafts. Bank overdrafts are included under borrowings in current liabilities on the balance sheets.

(x) Share capital

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the costs of acquisition.

(y) Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders for final dividends, or declared by directors for interim dividends.

(z) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

3. SIGNIFICANT CATEGORIES OF REVENUE RECOGNISED

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Revenue from services rendered	5,522,583	4,641,818	10,202	13,564
Interest income (Note 6)	8,469	6,944	2,053	2,649
Dividend income (Note 6)	216	1,256	18,318	78,291
	8,685	8,200	20,371	80,940

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 37, which presents revenue and profit information regarding business segments for the financial years ended 26 December 2003 and 27 December 2002 and certain assets and liabilities information of the business segments as at those dates.

4. GAIN ON DISPOSAL OF A DISCONTINUED OPERATION

On 29 April 2003, the Group publicly announced its intention to sell the business of providing crude oil transportation services conducted under its subsidiary, American Eagle Tankers ("AET").

AET was sold to Malaysia International Shipping Corporation Berhad ("MISC") on 22 July 2003 and is reported in these financial statements as a discontinued operation. The sales, results and cash flows of the discontinued operation were as follows:

	28 December 2002 to 22 July 2003 US$'000	12 months to 27 December 2002 US$'000
Revenue	253,983	288,423
Operating expenses	(182,999)	(267,614)
Profit from operations	70,984	20,809
Net finance costs	(4,804)	(8,224)
Profit before tax	66,180	12,585
Income tax	14	(128)
Profit after tax	66,194	12,457
Minority interest	(1,030)	34
Net Profit	65,164	12,491
Operating cash flows	86,760	65,231
Investing cash flows	(171,594)	(146,978)
Financing cash flows	97,840	82,164
Net cash inflows	13,006	417

The gain on disposal of the discontinued operation was determined as follows:

	As at 22 July 2003 US$'000	As at 27 December 2002 US$'000
Total assets	929,416	778,607
Total liabilities	(480,895)	(468,289)
Net identifiable assets disposed	448,521	310,318
Less: Minority interests	(24,102)	(23,198)
	424,419	287,120
Cash proceeds from disposal	(558,321)	
Gain on disposal	(133,902)	

Please refer to Note 11 for the effect of disposal of subsidiaries and a discontinued operation on the Group's cash flows.

5. OPERATING PROFIT/(LOSS)

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Operating profit/(loss) is arrived at after charging the following:				
Amortisation of deferred charges (Note 18)	3,585	2,222	67	76
Amortisation of goodwill arising on consolidation of subsidiaries (Note 20)	24,696	28,398	–	–
Amortisation of intangible assets (Note 19)	12,613	19,470	195	169
Auditors' remuneration paid/payable to[7]				
- auditors of the Company	600	1,204	149	143
- affiliates of auditors of the Company	1,233	1,153	–	–
- other auditors	136	551	–	4
- under/(over)provision in respect of prior years	64	(8)	–	–
Non-audit fees paid/payable to[7]				
- auditors of the Company	163	249	75	84
- affiliates of auditors of the Company	993	803	–	–
- other auditors	731	1,325	–	–
Depreciation of property, plant and equipment (Note 17)				
- vessels in operation	146,909	156,720	–	147
- freehold land and buildings	1,581	2,060	146	147
- leasehold land and buildings	7,324	7,867	–	–
- plant & machinery and operating equipment	78,988	92,868	–	172
- computers and software	15,275	15,369	264	286
- others	6,439	6,423	820	656
Net foreign exchange loss	–	–	523	541
Provision for associated companies (Note 25)	14,296	4,010	7,937	–
Provision for drydocking costs (Note 25)	3,646	5,054	–	–
Provision for foreseeable shipping losses (Note 25)	–	27,774	–	16,294
Provision for impairment in value of investment in				
- subsidiaries	–	–	28,902	34,952
- associated companies	5,118	–	381	–
- joint ventures	1,575	–	–	–
Provision for impairment in value of long term investments	2,784	1,763	–	1,155
Provision for impairment in value of				
- property, plant and equipment (Note 17)	44,201	12,763	168	–
- intangible assets (Note 19)	–	5,741	–	–
- goodwill arising on consolidation (Note 20)	–	4,185	–	–
Provision for onerous contract (Note 25)	4,000	–	–	–
Provision for restructuring costs (Note 25)	–	1,915	–	–
Provision for termination costs (Note 25)	11,306	35,192	6,507	13,000
Rental expenses – operating leases[7]				
- minimum lease payment	662,921	588,796	18,357	19,781
- contingent rental	24,857	39,643	5,506	6,648

[7] The Company's figures are stated before recoveries of US$2.4 million (2002: US$2.0 million).

5. OPERATING PROFIT/(LOSS) (continued)

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
And after crediting the following:				
Amortisation of deferred income (Note 26)	5,529	4,322	–	–
Net foreign exchange gain	7,989	7,122	–	–
Sub-lease rental income[8]				
- minimum lease payment	54,399	35,836	12,871	13,905
- contingent rental	–	–	620	1,339
Write-back of provision for associated companies (Note 25)	–	3,348	–	3,348
Write-back of provision for drydocking costs (Note 25)	286	–	–	–
Write-back of provision for foreseeable shipping losses (Note 25)	11,480	–	–	–
Write-back of provision for impairment in value of investment in				
- subsidiaries	–	–	291	95
- associated companies	–	–	362	543
Write-back of provision for impairment in value of long term investments	1,015	1,081	1,015	1,081
Write-back of provision for impairment in value of				
- property, plant and equipment (Note 17)	–	259	–	259
Write-back of provision for restructuring costs (Note 25)	151	311	–	–
Write-back of provision for termination costs (Note 25)	3,256	833	–	175

[8] Sublease rental income included in revenue from services rendered (Note 3) amounted to US$51.9 million (2002: US$33.1 million) and US$10.2 million (2002: US$12.2 million) for the Group and Company respectively.

6. FINANCE AND INVESTMENT INCOME

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Interest income				
- Deposits	6,458	4,207	115	99
- Subsidiaries	–	–	382	447
- Associated companies	1,415	1,877	1,415	1,877
- Others	596	860	141	226
Dividend income				
- Subsidiaries (unquoted)	–	–	18,206	77,229
- Associated companies (unquoted)	–	22	–	22
- Associated companies (quoted)	18	–	18	–
- Unquoted investments	29	1,040	29	1,040
- Quoted investments	169	194	65	–
Net foreign exchange gain	2,098	1,466	1,449	–
Profit on early extinguishment of debts[9]	28	1,395	–	–
	10,811	11,061	21,820	80,940

[9] The profit in 2003 and 2002 was a result of the repurchase of the 7.125% Senior Notes (Note 24(b)(iii)).

7. FINANCE COSTS

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Interest expense				
- Subsidiaries	–	–	5	7
- Finance leases	8,786	18,204	–	–
- Bank loans	106,740	115,471	40,175	39,970
- Overdrafts	1	–	–	–
- Others	217	558	–	–
Financing fees	5,743	5,636	1,265	1,264
Net foreign exchange loss	–	–	–	180
Loss on early extinguishment of debts[10]	–	689	–	–
	121,487	140,558	41,445	41,421

[10] The loss in 2002 was due to the early buy-out of finance leases.

8. STAFF COSTS

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Wages, salaries and bonus	406,513	370,930	12,802	6,342
Employer's contribution to Central Provident Fund and Pension Funds	35,993	35,499	921	4,729
Termination costs (Note 25)	8,050	34,359	6,507	12,825
Recoveries from subsidiaries	–	–	(10,862)	(17,178)
	450,556	440,788	9,368	6,718
No. of persons employed at the end of the financial year	11,322	12,218	219	219

Disclosures on employee benefits are found in Note 30.

9. INCOME TAX EXPENSE

	Group		Company	
	2003	2002	2003	2002
(a) Tax Expense	US$'000	US$'000	US$'000	US$'000
Tax expense attributable to current financial year's results is made up of:				
Current income tax				
Singapore	1,722	1,921	3,817	1,000
Foreign	54,197	32,318	17	–
	55,919	34,239	3,834	1,000
Deferred tax	(25,143)	(45,096)	(194)	–
Share of tax of associated companies (Note 14)	135	177	–	–
	30,911	(10,680)	3,640	1,000
Under/(over) provision in respect of prior financial years:				
Current income tax	409	22,276	–	2,196
Deferred tax	(8,836)	(1,711)	–	(1,241)
	22,484	9,885	3,640	1,955

9. INCOME TAX EXPENSE (continued)

(a) Tax Expense (continued)

The income tax expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Profit/(loss) before tax	456,723	(317,810)	106,114	(21,458)
Tax calculated at a tax rate of 22% (2002: 22%)	100,479	(69,918)	23,345	(4,721)
Singapore statutory stepped income exemption	(21)	(44)	–	–
Effect of different tax rates in other countries	10,922	(7,649)	–	–
Qualifying shipping income exempt from taxation	(59,566)	(7,682)	–	–
Exempt shipping losses	2,539	46,114	2,539	2,310
Income not subject to tax	(71,369)	(13,496)	(47,531)	(10,873)
Expenses not deductible for tax purposes	35,745	50,972	25,287	16,480
Tax losses/temporary differences not recognised in the accounts	4,778	13,225	–	–
Utilisation of previously unrecognised tax losses/ temporary differences	(1,023)	(172)	–	–
Effect of changes in tax rates	–	(1,465)	–	(1,241)
	22,484	9,885	3,640	1,955

(b) Movements in Current Tax Liabilities	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Balance at beginning of financial year	31,369	21,628	9,724	8,894
Income tax paid	(30,516)	(45,760)	(3,030)	(2,018)
Current financial year's tax expense	55,919	34,239	3,834	1,000
Underprovision in respect of prior financial years	409	22,276	–	2,196
Disposal of subsidiaries and a discontinued operation	(604)	(43)	–	–
Foreign currency translation	(332)	(971)	12	(348)
Balance at end of financial year	56,245	31,369	10,540	9,724

(c) Deferred Taxes

There has been no deferred tax charged/(credited) to equity during the financial year.

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses and capital allowances of US$42.6 million and US$8.3 million (2002: US$16.3 million and US$4.2 million) respectively, to carry forward and use to offset future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. These tax losses have no expiry date except for amounts of US$3.0 million and US$2.1 million, which will expire in 2009 and 2024 respectively. Unutilised capital allowances do not have expiry dates.

Movements in the Group's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year are as follows:

The Group – 2003

Deferred Tax Liabilities	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Others US$'000	Total US$'000
At 28 December 2002	235,913	14,904	127,420	378,237
Credited to income statement	(14,280)	(650)	(596)	(15,526)
Disposal of a discontinued operation	(2,261)	(582)	–	(2,843)
Foreign currency translation	(32)	3	(20)	(49)
At 26 December 2003	219,340	13,675	126,804	359,819

Deferred Tax Assets	Provisions US$'000	Unutilised tax losses US$'000	Others US$'000	Total US$'000
At 28 December 2002	(876)	(38,571)	(86,507)	(125,954)
Credited to income statement	(235)	(10,959)	(7,259)	(18,453)
Foreign currency translation	55	(32)	–	23
At 26 December 2003	(1,056)	(49,562)	(93,766)	(144,384)

The Group – 2002

Deferred Tax Liabilities	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Others US$'000	Total US$'000
At 29 December 2001	243,677	16,268	131,958	391,903
Effect of changes in tax rates	–	(1,685)	–	(1,685)
(Credited)/charged to income statement	(9,183)	150	(4,305)	(13,338)
Acquisition of subsidiaries	1,531	–	–	1,531
Foreign currency translation	(112)	171	(233)	(174)
At 27 December 2002	235,913	14,904	127,420	378,237

9. INCOME TAX EXPENSE (continued)

(c) Deferred Taxes (continued)

The Group – 2002 Deferred Tax Assets	Provisions US$'000	Unutilised tax losses US$'000	Others US$'000	Total US$'000
At 29 December 2001	(1,222)	(16,996)	(76,197)	(94,415)
Effect of changes in tax rates	–	220	–	220
Charged/(credited) to income statement	405	(21,873)	(10,536)	(32,004)
Foreign currency translation	(59)	78	226	245
At 27 December 2002	(876)	(38,571)	(86,507)	(125,954)

The Company – 2003 Deferred Tax Liabilities	Unremitted foreign sourced income US$'000
At 28 December 2002	10,921
Effect of changes in tax rates	520
Credited to income statement	(714)
At 26 December 2003	10,727

The Company – 2002 Deferred Tax Liabilities	Unremitted foreign sourced income US$'000
At 29 December 2001	12,162
Effect of changes in tax rates	(1,241)
At 27 December 2002	10,921

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Deferred tax assets	(41,024)	(32,464)	–	–
Deferred tax liabilities	256,459	284,747	10,727	10,921
	215,435	252,283	10,727	10,921

The amounts shown in the balance sheets included the following:

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Deferred tax assets to be recovered after 12 months	(38,933)	(32,275)	–	–
Deferred tax liabilities to be settled after 12 months	251,369	284,745	10,727	10,921

10. EARNINGS/(LOSS) PER SHARE

	Group	
	2003	2002
Net profit/(loss) after tax attributable to shareholders (US$'000)	428,826	(330,156)
Weighted average number of ordinary shares in issue for basic earnings/(loss) per share ('000)	1,210,627	1,176,123
Weighted average number of unissued shares under option ('000)	20,493	20,904
Weighted average number of anti-dilutive shares ('000)	(833)	(20,904)
Number of shares that would have been issued at fair value ('000)	(15,112)	–
Weighted average number of ordinary shares for diluted earnings/(loss) per share ('000)	1,215,175	1,176,123

Basic earnings/(loss) per share is calculated by dividing the net profit/(loss) after tax attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the number of shares to be issued at the exercise prices under the options and the number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings/(loss) per share. No adjustment is made to the net profit/(loss) after tax attributable to members of Neptune Orient Lines Limited.

11. CASH AND CASH EQUIVALENTS

		Group		Company	
		2003	2002	2003	2002
	Note	US$'000	US$'000	US$'000	US$'000
Short term investments	(i)	–	99,884	–	–
Fixed deposits	(ii)	446,680	160,457	130,388	2,210
Bank and cash balances		95,837	74,189	15,537	899
		542,517	334,530	145,925	3,109

(i) The Group purchased various United States Dollar denominated commercial papers that earn yields ranging from 1.24% to 1.28% (2002: 1.29% to 1.32%). There were no commercial papers held by the Group as at 26 December 2003. The weighted average effective interest rate of commercial papers as at 27 December 2002 was 1.31% per annum.

(ii) The Group placed fixed deposits primarily in United States Dollars that earn fixed interest ranging from 0.75% to 1.27% (2002: 1.15% to 1.47%). The weighted average effective interest rate of these fixed deposits as at 26 December 2003 was 1.01% (2002: 1.26%) per annum.

11. CASH AND CASH EQUIVALENTS (continued)

Summary of effect of disposal of subsidiaries and a discontinued operation on the Group's cash flows	**Group 2003 US$'000**	**Group 2002 US$'000**
Net assets disposed:		
Property, plant and equipment	858,175	91
Other non-current assets	15,609	66
Current assets	55,964	621
Current liabilities	(76,634)	(152)
Non-current liabilities	(404,253)	–
Net attributable assets disposed	448,861	626
Less: Minority interests	(23,957)	(273)
Add/(less): Foreign currency translation reserve	615	(554)
	425,519	(201)
Profit on disposal of a discontinued operation	133,902	–
Profit on disposal of subsidiaries	224	517
Net proceeds from disposal of subsidiaries and a discontinued operation	559,645	316
Less: Cash of subsidiaries and a discontinued operation disposed	(22,711)	–
Less: Amount receivable from buyer of a discontinued operation	(4,591)	–
Net cash inflow on disposal of subsidiaries and a discontinued operation, net of cash disposed	532,343	316

12. CURRENT ASSETS

	Group		**Company**	
	2003 US$'000	**2002 US$'000**	**2003 US$'000**	**2002 US$'000**
(a) Trade and Other Receivables				
Trade debtors (net of provision of US$33.8 million (2002: US$29.0 million))	623,587	530,369	37	15
Other debtors and recoverables (net of provision of US$1.8 million (2002: US$1.7 million))	40,950	22,320	6,970	4,664
Amounts due from subsidiaries (net of provision) (Note 13)	–	–	114,270	113,056
Amounts due from associated companies (net of provision) (Note 14)	470	5,229	72	3,271
Loans to subsidiaries (net of provision) (Note 13)	–	–	78,659	277,349
Loans to associated companies (net of provision) (Note 14)	644	668	644	969
Loans receivable (net of provision) (Note 22)	585	36,047	172	35,471
Dividend receivables	–	–	1,698	–
Accrued interest receivables	490	519	39	2
	666,726	595,152	202,561	434,797
(b) Other Current Assets				
Trading securities – Quoted equity investments	15	8,202	–	–
Deposits and prepaid expenses	46,327	43,239	10,270	2,096
	46,342	51,441	10,270	2,096
Market value of quoted equity investments at end of financial year	15	21,457	–	–

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2003	2002
	US$'000	US$'000
Unquoted equity shares, at cost	1,056,958	1,346,160
Provision for impairment in value	(110,906)	(82,756)
	946,052	1,263,404
Loans to subsidiaries:		
Loans receivable at end of financial year	147,426	327,509
Provision for doubtful loans	(68,767)	(49,253)
	78,659	278,256
Loans receivable within 12 months (Note 12)	(78,659)	(277,349)
Loans receivable after 12 months (Note 21)	–	(907)
	–	–
Loans from subsidiaries:		
Loans payable at end of financial year	(14,096)	(172,193)
Loans payable within 12 months (Note 24)	14,096	19,883
Loans payable after 12 months (Note 24)	–	152,310
	–	–
Amounts due from subsidiaries		
- non-trade	133,859	131,408
Provision for doubtful non-trade debts	(19,589)	(18,352)
	114,270	113,056
Amounts due from subsidiaries within 12 months (Note 12)	(114,270)	(113,056)
	–	–
Amounts due to subsidiaries		
- non-trade	(8,363)	(10,443)
Amounts due to subsidiaries within 12 months (Note 23)	8,363	10,443
	–	–
	946,052	1,263,404

The loans to/(from) subsidiaries are unsecured and repayable on demand, except for loans from subsidiaries amounting to US$nil (2002: US$152.3 million) and loans to subsidiaries amounting to US$nil (2002: US$0.9 million), which have repayment periods of more than 12 months.

The loans bear interest at rates ranging from 0.63% to 9.75% (2002: 0.81% to 8.06%), except for loans from subsidiaries of US$13.4 million (2002: US$171.5 million) and loans to subsidiaries of US$122.5 million (2002: US$302.9 million), which are interest free.

The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

Details of the subsidiaries of the Group are set out in Note 41.

14. INVESTMENTS IN ASSOCIATED COMPANIES

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Quoted equity shares, at cost	6,594	6,594	6,594	6,594
Unquoted equity shares, at cost	7,181	9,367	2,255	3,163
	13,775	15,961	8,849	9,757
Share of post-acquisition reserve				
At beginning of financial year	(6,615)	(4,646)	–	–
Share of results before tax[11]	159	(1,489)	–	–
Share of tax (Note 9(a))	(135)	(177)	–	–
Share of results after tax	24	(1,666)	–	–
Transfer of associated company to long term investments[12]	(4,348)	–	–	–
Disposal of associated companies	2,425	(303)	–	–
At end of financial year	(8,514)	(6,615)	–	–
Foreign currency translation	(99)	702	–	–
Provision for impairment in value	(5,118)	–	(8,785)	(8,766)
	44	10,048	64	991
Loans to associated companies:				
Loans receivable at end of financial year	42,239	54,047	33,123	47,214
Provision for doubtful loans	(41,595)	(53,021)	(32,479)	(45,887)
	644	1,026	644	1,327
Loans receivable within 12 months (Note 12)	(644)	(668)	(644)	(969)
	–	358	–	358
Amounts due from associated companies				
- trade	319	203	–	–
- non-trade	7,143	9,500	7,064	7,745
	7,462	9,703	7,064	7,745
Provision for doubtful non-trade debts	(6,992)	(4,474)	(6,992)	(4,474)
	470	5,229	72	3,271
Amounts due from associated companies within 12 months (Note 12)	(470)	(5,229)	(72)	(3,271)
	–	–	–	–
Amounts due to associated companies				
- trade	(253)	(204)	–	–
- non-trade	(5)	(5)	(5)	(6)
	(258)	(209)	(5)	(6)
Amounts due to associated companies within 12 months (Note 23)	258	209	5	6
	–	–	–	–
	44	10,406	64	1,349
Market value of quoted equity shares at end of financial year	548	358	548	358

[11] The share of results before tax includes US$0.2 million (2002: US$2.5 million) representing the amortisation charge of goodwill in respect of the acquisition of associated companies. Investments in associated companies at 26 December 2003 includes goodwill of US$0.2 million, net of accumulated amortisation of US$3.2 million (2002: US$0.4 million, net of accumulated amortisation of US$3.0 million).

[12] The name of the associated company transferred to long term investments is disclosed in Note 41.

The market value of quoted investment is determined by reference to quoted or observable market closing prices.

The loans to associated companies for the Group are unsecured and repayable on demand, except for loans amounting to US$2.2 million (2002: US$3.2 million) which are secured and loans of US$9.1 million (2002: US$7.4 million) which have repayment periods of more than 12 months.

The loans to associated companies for the Company are unsecured and repayable on demand, except for a loan of US$1.8 million (2002: US$1.8 million) which has a repayment period of more than 12 months.

The loans bear interest at rates ranging from 4.17% to 8.00% (2002: 4.81% to 8.00%), except for loans to associated companies for the Group of US$15.2 million (2002: US$28.0 million) and for the Company of US$6.0 million (2002: US$21.2 million), which are interest free.

The non-trade balances with associated companies are unsecured, repayable on demand and interest free.

Details of the associated companies of the Group are set out in Note 41.

15. INVESTMENTS IN JOINT VENTURES

	Group	
	2003	**2002**
	US$'000	**US$'000**
Unquoted equity shares, at cost	10,402	10,402
Share of post-acquisition reserve		
At beginning of financial year	(7,427)	(9,554)
Share of results before and after tax	103	2,127
At end of financial year	(7,324)	(7,427)
Provision for impairment in value	(1,575)	–
	1,503	2,975

The Group's share of results of joint venture companies is as follows:

	Group	
	2003	**2002**
	US$'000	**US$'000**
Revenue	9,268	8,683
Cost of sales	(2,241)	(2,497)
Other expenses	(6,924)	(4,059)
Net profit after tax	103	2,127

The Group's share of assets and liabilities of the joint venture companies comprises:

	Group	
	2003	**2002**
	US$'000	**US$'000**
Non-current assets	22,424	23,883
Current assets	3,079	4,154
Non-current liabilities	(18,766)	(22,092)
Current liabilities	(5,234)	(2,970)
Net assets	1,503	2,975

Details of the joint ventures of the Group are set out in Note 41.

The Group's share of capital commitments of the joint venture companies is set out in Note 32(a) to the financial statements.

Notes to the Financial Statements

For the Financial Year Ended 26 December 2003

16. LONG TERM INVESTMENTS

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Unquoted equity shares, at cost	11,790	7,168	7,059	6,150
Other unquoted investments, at cost	16,569	15,371	1,900	1,900
	28,359	22,539	8,959	8,050
Provision for impairment in value	(8,089)	(6,286)	(4,517)	(5,517)
Total unquoted investments	20,270	16,253	4,442	2,533
Quoted equity shares, at cost	162	28,379	25	28,137
Provision for impairment in value	–	(20,338)	–	(20,338)
Total quoted investments	162	8,041	25	7,799
Total long term investments	20,432	24,294	4,467	10,332
Market value of quoted equity shares at end of financial year	238	7,874	34	7,799

Included in other unquoted investments is an investment in a trust relating to the employee pension plans carried at fair value of US$8.2 million (2002: US$7.3 million) [see Note 2(s)].

17. PROPERTY, PLANT AND EQUIPMENT

The Group	Vessels in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[13] US$'000	Total US$'000
Cost								
At 28 December 2002	3,292,675	35,314	73,997	103,521	753,314	105,641	37,579	4,402,041
Additions	60,260	158,658	13	2,910	82,126	9,451	4,268	317,686
Disposals	(82)	–	(29,460)	(1,016)	(27,422)	(9,613)	(3,128)	(70,721)
Transfers upon completion	118,278	(118,278)	–	–	–	–	–	–
Disposal of subsidiaries and a discontinued operation	(1,028,084)	(75,694)	(1,344)	(718)	(33,334)	(118)	(2,032)	(1,141,324)
Write-offs	–	–	–	–	(9,215)	(1,210)	–	(10,425)
Reclassification	(1,052)	–	1,419	572	458	(238)	(1,159)	–
Effects of change in functional currency of subsidiaries	–	–	–	248	12	48	29	337
Foreign currency translation	59	–	(864)	690	(51)	556	(201)	189
At 26 December 2003	2,442,054	–	43,761	106,207	765,888	104,517	35,356	3,497,783
Accumulated depreciation								
At 28 December 2002	767,143	–	11,849	44,610	285,979	63,786	16,629	1,189,996
Additions	146,909	–	1,581	7,324	78,988	15,275	6,439	256,516
Disposals	(82)	–	(4,878)	(814)	(21,235)	(9,136)	(2,041)	(38,186)
Disposal of subsidiaries and a discontinued operation	(261,905)	–	(267)	(58)	(18,219)	(118)	(964)	(281,531)
Write-offs	–	–	–	–	(9,095)	(222)	–	(9,317)
Reclassification	–	–	342	–	16	–	(358)	–
Effects of change in functional currency of subsidiaries	–	–	–	82	3	21	11	117
Foreign currency translation	38	–	(327)	423	99	(421)	102	(86)
At 26 December 2003	652,103	–	8,300	51,567	316,536	69,185	19,818	1,117,509
Accumulated impairment charge								
At 28 December 2002	15,020	–	468	25,784	1,070	36	227	42,605
Impairment charge during the financial year	29,193	–	7,141	4,330	3,537	–	–	44,201
Disposals	–	–	(4,698)	–	–	–	–	(4,698)
Disposal of subsidiaries and a discontinued operation	(742)	–	–	(660)	(216)	–	–	(1,618)
Foreign currency translation	–	–	2	65	–	–	–	67
At 26 December 2003	43,471	–	2,913	29,519	4,391	36	227	80,557
Net book value								
At 26 December 2003	1,746,480	–	32,548	25,121	444,961	35,296	15,311	2,299,717
At 27 December 2002	2,510,512	35,314	61,680	33,127	466,265	41,819	20,723	3,169,440

[13] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

Notes to the Financial Statements

For the Financial Year Ended 26 December 2003

17. PROPERTY, PLANT AND EQUIPMENT (continued)

The Company	Vessels in operation US$'000	Freehold land and buildings US$'000	Computer and software US$'000	Others[14] US$'000	Total US$'000
Cost					
At 28 December 2002	–	4,727	4,208	7,675	16,610
Additions	52,785	–	–	319	53,104
Disposals	–	(394)	(2,844)	(56)	(3,294)
Transfer to a subsidiary	(52,785)	–	–	–	(52,785)
At 26 December 2003	–	4,333	1,364	7,938	13,635
Accumulated depreciation					
At 28 December 2002	–	1,902	3,477	3,123	8,502
Additions	–	146	264	820	1,230
Disposals	–	(239)	(2,840)	(55)	(3,134)
At 26 December 2003	–	1,809	901	3,888	6,598
Accumulated impairment charge					
At 28 December 2002	–	468	–	–	468
Impairment charge during the financial year	–	168	–	–	168
At 26 December 2003	–	636	–	–	636
Net book value					
At 26 December 2003	–	1,888	463	4,050	6,401
At 27 December 2002	–	2,357	731	4,552	7,640

[14] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

(a) At the balance sheet date, the net book value of vessels of the Group under finance lease agreements amounted to US$492.2 million (2002: US$517.6 million). Net book value of other property, plant and equipment under finance lease agreements amounted to US$1.7 million (2002: US$3.6 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 28 to the financial statements.

(b) At the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans amounted to US$0.7 billion (2002: US$1.4 billion). Net book value of other property, plant and equipment charged by way of legal mortgages to banks for term loans amounted to US$70.8 million (2002: US$78.7 million).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims and earnings relating to these vessels.

(c) During the financial year, no borrowing costs (2002: US$0.2 million) were capitalised as part of vessels under construction.

(d) The details of the asset impairment charges of the Group are as follows:

(i) The impairment charge in 2003 for vessels in operation, and plant & machinery and operating equipment relates to the "Others" segment. The recoverable amount was determined at the cash-generating unit level (individual vessel and related equipment) and represents the net selling price, determined by reference to market prices of equivalent assets.

(ii) The impairment charge in 2003 for freehold and leasehold land and buildings relates to the "Chartering" (US$0.3 million), "Logistics" (US$0.3 million) and "Others" segment (US$10.9 million). The recoverable amount was determined at the cash-generating unit level (individual property) and represents the net selling price, determined by reference to market prices of equivalent assets.

(e) The following shows the net book value of property, plant and equipment of the Group that are chartered/leased out to third parties under operating leases:

	Group	
	2003	2002
	US$'000	US$'000
Vessels		
Cost	360,301	452,233
Accumulated depreciation	(108,178)	(99,795)
Net book value	252,123	352,438
Non-Vessels		
Cost	27,851	57,110
Accumulated depreciation	(6,719)	(9,549)
Net book value	21,132	47,561

The depreciation charge for vessels chartered out under operating leases for the financial year is US$15.5 million (2002: US$20.3 million).

The depreciation charge for non-vessels leased out under operating leases for the financial year is US$1.2 million (2002: US$1.2 million).

18. DEFERRED CHARGES

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Balance at beginning of financial year	8,271	8,626	402	583
Disposal of a discontinued operation	(706)	–	–	–
Additions during the financial year	769	1,871	–	–
Amount amortised during the financial year (Note 5)	(3,585)	(2,222)	(67)	(76)
Transfer to subsidiaries	–	–	–	(105)
Foreign currency translation	(3)	(4)	–	–
Balance at end of financial year	4,746	8,271	335	402

19. INTANGIBLE ASSETS

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Identifiable acquired intangible assets as follows:				
- Contract and lease advantages	21,608	21,608	–	–
- Customer base and workforce advantages	13,600	13,600	–	–
- System technology and software costs	62,760	64,794	906	906
	97,968	100,002	906	906
Accumulated amortisation	(47,472)	(36,065)	(708)	(513)
Accumulated impairment charge	(5,741)	(5,741)	–	–
Net book value	44,755	58,196	198	393
Net book value at beginning of financial year	58,196	83,627	393	92
Amount amortised during the financial year (Note 5)	(12,613)	(19,470)	(195)	(169)
Impairment charge (Note 5)	–	(5,741)	–	–
Additions	3,948	9,390	–	470
Disposals	–	(2,132)	–	–
Write-offs	(4,433)	(7,485)	–	–
Foreign currency translation	(343)	7	–	–
Net book value at end of financial year	44,755	58,196	198	393

20. GOODWILL ARISING ON CONSOLIDATION

	Group	
	2003 US$'000	2002 US$'000
Balance at beginning of financial year	291,853	308,695
Acquisition of subsidiaries	–	14,916
Net change in fair value of subsidiary acquired	–	(355)
Acquisition of assets	–	1,180
Amount amortised during the financial year (Note 5)	(24,696)	(28,398)
Impairment charge (Note 5)	–	(4,185)
Disposal of a discontinued operation	(7,569)	–
Balance at end of financial year	259,588	291,853
Cost	344,130	356,083
Accumulated amortisation	(80,357)	(60,045)
Accumulated impairment charge	(4,185)	(4,185)
Net book value	259,588	291,853

21. OTHER NON-CURRENT ASSETS

		Group		Company	
		2003	2002	2003	2002
	Note	US$'000	US$'000	US$'000	US$'000
Loans receivable (net of provision) (Note 22)		3,672	4,595	689	1,634
Loans receivable from subsidiaries (net of provision) (Note 13)		–	–	–	907
Long term deposits	(i)	58,924	70,808	41,646	42,069
Defined benefit pension plan assets (Note 30)		4,239	14,832	–	–
Deferred lease receivables		–	7,792	–	–
Other non-current assets		7,400	23,577	–	–
		74,235	121,604	42,335	44,610

(i) Long term deposits relate to deposits placed for the lease of terminals, vessels and buildings.

22. LOANS RECEIVABLE

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Loans receivable	10,914	52,668	7,503	49,024
Provision for doubtful loans	(6,657)	(12,026)	(6,642)	(11,919)
	4,257	40,642	861	37,105
Amount receivable within 12 months (Note 12)	(585)	(36,047)	(172)	(35,471)
Amount receivable after 12 months (Note 21)	3,672	4,595	689	1,634

In 2002, included in the loans receivable was an amount of approximately US$45 million which the Company had actively pursued in legal proceedings filed in 1999 against a company incorporated in Thailand (Defendant). The Company was awarded on 23 May 2001, a sum of US$45.58 million, with interest at the rate of 7.5%, by the International Tribunal in Thailand. The Defendant has appealed to the Thai Supreme Court.

Pending judgment of the Thai Supreme Court, sometime in September 2003, the Defendant reached an agreement with the Company to pay the Company a cash payment of US$32.25 million, with US$8.6m payable in the form of 25-year registered leasehold interests over two floors of the U Chu Liang Building in Bangkok. The balance of US$4.15 million and another sum of US$1.5 million are payable over 10 equal annual instalments. The balance payments are partly secured by mortgage over equivalent value of land in Bangkok. The agreement was issued as a consent judgment by the Thai Supreme Court in November 2003.

On 28 November 2003, the agreed cash payment was received and the leasehold interest transferred to the Company. The mortgage for the remaining sums were further registered at the relevant Land Office.

Loans receivable includes loans given by the Company under the Group's approved housing, car and renovation loans scheme to executives who are directors as follows:

	Company	
	2003	2002
	US$'000	US$'000
Housing, car and renovation loans receivable	273	811
Less: Current portion	(52)	(101)
	221	710

The current portion of housing, car and renovation loans receivable is included in current assets as loans receivable (Note 12).

Notes to the Financial Statements
For the Financial Year Ended 26 December 2003

23. CURRENT LIABILITIES

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
(a) Trade and Other Payables				
Trade creditors	154,182	149,309	–	32
Accrued operating expenses	508,942	425,925	10,352	6,553
Accrued interest payable	20,836	18,860	7,775	9,427
Sundry creditors	38,853	32,710	16,279	7,540
Amounts due to subsidiaries (Note 13)	–	–	8,363	10,443
Amounts due to associated companies (Note 14)	258	209	5	6
Dividend payable	627	–	–	–
	723,698	627,013	42,774	34,001
(b) Other Current Liabilities				
Unearned revenue	135,980	105,424	–	–

24. BORROWINGS

		Group		Company	
		2003	2002	2003	2002
	Note	US$'000	US$'000	US$'000	US$'000
(a) Current					
Secured:					
Secured loans	(i)	70,729	96,827	–	–
Unsecured:					
Loans from subsidiaries (Note 13)		–	–	14,096	19,883
Unsecured loans	(ii)	–	45,492	–	20,770
Senior Notes due 2003	(iii)	–	88,379	–	–
Finance lease liabilities (Note 28)		34,464	33,038	–	–
		34,464	166,909	14,096	40,653
		105,193	263,736	14,096	40,653
(b) Non-current					
Secured:					
Secured loans	(i)	431,891	987,801	–	–
Unsecured:					
Loans from subsidiaries (Note 13)		–	–	–	152,310
Unsecured loans	(ii)	133	812,445	–	681,500
Senior Debentures due 2024	(iv)	91,714	91,335	–	–
Medium Term Note due 2008	(v)	297,275	297,275	297,275	297,275
Finance lease liabilities (Note 28)		319,618	354,924	–	–
Others		6,495	6,495	–	–
		715,235	1,562,474	297,275	1,131,085
		1,147,126	2,550,275	297,275	1,131,085

Note:

(i) *Secured loans*

The loans are secured either on vessels or containers (Note 17) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured loans*

These loan balances are repayable in instalments pursuant to their respective loan agreements.

(iii) *Senior Notes due 2003*

The Group issued 7.125% Senior Notes in 1993. The Senior Notes had an effective interest rate of 8.65% and an unamortised discount of US$1.1 million at 27 December 2002. The Senior Notes had matured in November 2003.

(iv) *Senior Debentures due 2024*

The Group issued 8% Senior Debentures in 1994. Coupon payments are due semiannually. The Senior Debentures had an effective interest rate of 10.60% and an unamortised discount of US$24.8 million at 26 December 2003 (2002: US$25.1 million). The agreement on the Senior Debentures contain, among other restrictions, a covenant that limits the Group's ability to allow liens on assets.

(v) *Medium Term Note due 2008*

The Company issued a 7-year Medium Term Note of S$540 million at a fixed rate of 4.09% in 2001. The purpose of the issue was to support the expansion of the Group's businesses and to refinance existing borrowings. Coupon payments are due semiannually.

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the fixed rate S$ liability to a US$ floating rate liability (US$297 million).

(c) Carrying amounts and fair values information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which the directors expect would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group and Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings as disclosed below.

The carrying amounts and fair values of non-current borrowings (where applicable) are as follows:

The Group	**Carrying amounts**		**Fair values**	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Senior Debentures due 2024	91,714	91,335	103,663	71,050
Medium Term Note due 2008	297,275	297,275	254,077	252,818

The Company	**Carrying amounts**		**Fair values**	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Medium Term Note due 2008	297,275	297,275	254,077	252,818

24. BORROWINGS (continued)

(d) Maturity profile of non-current borrowings

The maturity profile of non-current borrowings is as follows:

The Group

As at 26 December 2003	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2005	60,479	–	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	–	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	431,891	395,617	319,618	1,147,126

As at 27 December 2002	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2004	119,245	6,000	34,822	160,067
2005	225,330	307,945	36,304	569,579
2006	266,707	221,000	38,384	526,091
2007	133,000	1,000	39,716	173,716
Thereafter	243,519	671,605	205,698	1,120,822
	987,801	1,207,550	354,924	2,550,275

The Company

As at 26 December 2003	**Unsecured bank loans US$'000**	**Loans from subsidiaries US$'000**	**Total US$'000**
Amount repayable in:			
2005	–	–	–
2006	–	–	–
2007	–	–	–
2008	297,275	–	297,275
Thereafter	–	–	–
	297,275	–	297,275

As at 27 December 2002	**Unsecured bank loans US$'000**	**Loans from subsidiaries US$'000**	**Total US$'000**
Amount repayable in:			
2004	5,000	–	5,000
2005	256,500	–	256,500
2006	145,000	–	145,000
2007	–	152,310	152,310
Thereafter	572,275	–	572,275
	978,775	152,310	1,131,085

(e) Effective interest rates

The effective interest rates as at the balance sheet date before taking into account the effects of hedging are as follows:

	Group		Company	
	2003	2002	2003	2002
	%	%	%	%
Secured loans (USD)	1.65 – 2.44	1.89 – 3.09	–	–
Senior Debentures due 2024	10.60	10.60	–	–
Medium Term Note due 2008	4.09	4.09	4.09	4.09
Finance lease liabilities	1.92 – 1.96	2.18 – 2.40	–	–
Others	1.38	1.80	–	–

The above effective interest rates relate to 99.74% (2002: 99.71%) and 100% (2002: 100%) of the total debts of the Group and Company respectively.

The exposure of borrowings of the Group and Company to interest rate changes and the periods in which the borrowings "reprice" are as follows:

As at 26 December 2003	2004 US$'000	2005 to 2008 US$'000	2009 and thereafter US$'000	Total US$'000
The Group				
Total borrowings (before interest rate swaps)	861,424	299,181	91,714	1,252,319
Effect of interest rate swaps	272,476	(272,476)	–	–
Total borrowings (after interest rate swaps)	1,133,900	26,705	91,714	1,252,319
The Company				
Total borrowings (before interest rate swaps)	14,096	297,275	–	311,371
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	311,371	–	–	311,371

As at 27 December 2002	2003 US$'000	2004 to 2007 US$'000	2008 and thereafter US$'000	Total US$'000
The Group				
Total borrowings (before interest rate swaps)	2,420,252	4,362	389,397	2,814,011
Effect of interest rate swaps	265,441	31,834	(297,275)	–
Total borrowings (after interest rate swaps)	2,685,693	36,196	92,122	2,814,011
The Company				
Total borrowings (before interest rate swaps)	722,153	152,310	297,275	1,171,738
Effect of interest rate swaps	297,275	–	(297,275)	–
Total borrowings (after interest rate swaps)	1,019,428	152,310	–	1,171,738

24. BORROWINGS (continued)

(f) Derivative financial instruments related to borrowings

To hedge the risks arising from fluctuations in currency exchange rates and interest rates, the Group enters into the following derivative financial instruments:

(i) Interest rate swaps

In 1995, the Group entered into an interest rate swap agreement on a vessel mortgage note to exchange the floating interest rate obligations on the note for fixed interest rate obligations for a period of 10 years. The floating interest rate as at 26 December 2003 for the vessel mortgage note is 2.20% per annum. As a result of the swap, the effective interest rate is 7.66% per annum for the remaining term of the swap. Net payments or receipts under the agreement are included in interest expense. The Group is exposed to credit losses in the event of counter-party non-performance, but does not currently anticipate any such losses.

(ii) Cross currency interest rate swaps

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the fixed rate S$ liability to a US$ floating rate liability (US$297 million).

(iii) Interest rate collars

Between 1999 to 2001, the Group entered into interest rate collar contracts with a notional amount of US$1.4 billion. The floor rate ranges from 4.5% - 5.5% and the cap rate is 7%. The collar agreements terminate at various times between 2004 to 2006.

As at 26 December 2003, the Company's interest rate collars with a notional amount of US$356 million were not assigned to any borrowings and not considered in determining the effective interest rates disclosed below.

The effective interest rates as at the balance sheet date after taking into account the effects of hedging are as follows:

	Group	
	2003	**2002**
	%	%
Secured loans (USD)	2.05 – 7.66	1.94 – 7.66
Medium Term Note due 2008	5.43 – 5.93	5.94
Finance lease liabilities	5.34 – 6.26	5.17 – 6.49

(g) Net fair values of derivative financial instruments related to borrowings

The net fair values of the Group's interest rate swaps and interest rate collars at the balance sheet date are as follows:

	Group	
	2003	**2002**
	US$'000	**US$'000**
Unfavourable interest rate swaps	2,598	3,977
Unfavourable interest rate collars[15]	80,692	111,977

[15] The interest rate collars are mainly entered into by the Company and are used to hedge against the Group's total loan portfolio. The net fair value of the Company's interest rate collars at the balance sheet date, after allocation to the respective subsidiaries, amounted to US$40.36 million (2002: US$53.23 million).

The above net fair values are for information purposes only and are not recognised in the financial statements.

The fair values of other derivative financial instruments are set out in Note 34.

25. PROVISIONS

	Note	Group 2003 US$'000	Group 2002 US$'000	Company 2003 US$'000	Company 2002 US$'000
(a) Current					
Provision for restructuring and termination costs	(i)	22,986	32,034	14,921	13,003
Provision for drydocking costs	(ii)	193	3,253	–	–
Provision for foreseeable shipping losses	(iii)	22,728	–	22,728	–
Provision for onerous contract	(iv)	4,000	–	–	–
		49,907	35,287	37,649	13,003
(b) Non-Current					
Provision for drydocking costs	(ii)	1,914	1,801	–	–
Provision for foreseeable shipping losses	(iii)	15,664	49,872	15,664	38,392
Provision for employee benefits (Note 30)		28,691	25,385	–	–
Provision for associated companies	(v)	24,858	10,057	8,906	969
		71,127	87,115	24,570	39,361

(i) Movements in provision for restructuring and termination costs are as follows:	Group 2003 US$'000	Group 2002 US$'000	Company 2003 US$'000	Company 2002 US$'000
Balance at beginning of financial year	32,034	5,758	13,003	268
Provision during the financial year				
- restructuring costs (Note 5)	–	1,915	–	–
- termination costs (Notes 5 and 8)	11,306	35,192	6,507	13,000
Utilised during the financial year	(16,067)	(9,695)	(4,586)	(92)
Write-back of provision during the financial year				
- restructuring costs (Note 5)	(151)	(311)	–	–
- termination costs (Notes 5 and 8)	(3,256)	(833)	–	(175)
Disposal of a discontinued operation	(877)	–	–	–
Foreign currency translation	(3)	8	(3)	2
Balance at end of financial year	22,986	32,034	14,921	13,003

Restructuring and termination provisions mainly comprise of lease termination penalties and employee termination payments. During the year, the restructuring and termination costs relate to certain organisational changes and the re-alignment of business functions, including costs incurred to vacate certain office space and for the elimination of certain positions. The costs related to restructuring activities were determined based on formal plans approved by management using the best available information. The amounts ultimately incurred may change as the initiative to integrate the business and re-align the organisation is executed.

(ii) Movements in provision for drydocking costs are as follows:	Group 2003 US$'000	Group 2002 US$'000	Company 2003 US$'000	Company 2002 US$'000
Balance at beginning of financial year	5,054	–	–	–
Provision during the financial year (Note 5)	3,646	5,054	–	–
Utilised during the financial year	(3,697)	–	–	–
Write-back of provision during the financial year (Note 5)	(286)	–	–	–
Disposal of a discontinued operation	(2,610)	–	–	–
Balance at end of financial year	2,107	5,054	–	–

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at balance sheet date where there is a legal/contractual obligation to send these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

25. PROVISIONS (continued)

(iii) Movements in provision for foreseeable shipping losses are as follows:	Group		Company	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Balance at beginning of financial year	49,872	22,098	38,392	22,098
Provision during the financial year (Note 5)	–	27,774	–	16,294
Write-back of provision during the financial year (Note 5)	(11,480)	–	–	–
Balance at end of financial year	38,392	49,872	38,392	38,392

The provisions are made for onerous contracts in respect of leased vessels under non-cancellable leases. These provisions are calculated based on the estimated net cost of exiting from the lease contracts.

(iv) Movements in provision for onerous contract are as follows:	Group		Company	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Balance at beginning of financial year	–	–	–	–
Provision during the financial year (Note 5)	4,000	–	–	–
Balance at end of financial year	4,000	–	–	–

The provision is made for onerous contracts in respect of leased premises under non-cancellable lease. This provision is calculated based on the estimated net cost of exiting from the lease contract.

(v) Movements in provision for associated companies are as follows:	Group		Company	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Balance at beginning of financial year	10,057	9,443	969	4,317
Provision during the financial year (Note 5)	14,296	4,010	7,937	–
Write-back of provision during the financial year (Note 5)	–	(3,348)	–	(3,348)
Disposal of associated companies	–	(48)	–	–
Foreign currency translation	505	–	–	–
Balance at end of financial year	24,858	10,057	8,906	969

Provisions for associated companies relate to additional losses provided for to the extent that the Group has incurred obligations or made payments on behalf of the associated companies, to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

26. DEFERRED INCOME

	Group	
	2003	**2002**
	US$'000	**US$'000**
Balance at beginning of financial year	30,509	35,643
Amount deferred during the financial year	441	2,472
Release on consolidation of SPE	–	(3,284)
Amount amortised during the financial year (Note 5)	(5,529)	(4,322)
Balance at end of financial year	25,421	30,509

27. OTHER NON-CURRENT LIABILITIES

		Group		Company	
		2003	2002	2003	2002
	Note	US$'000	US$'000	US$'000	US$'000
Insurance accruals	(i)	49,221	46,103	–	–
Deferred lease payables		107,077	99,109	44,563	35,129
Other non-current liabilities		21,015	21,306	–	–
Balance at end of financial year		177,313	166,518	44,563	35,129

(i) The Group is self-insured for a significant portion of its cargo, vessels and personal injury exposures. Insurance accruals are determined using actuarial estimates. These estimates are based on historical information along with certain assumptions about future events.

28. FINANCE LEASE LIABILITIES

Finance lease liabilities relate to vessels and other property, plant and equipment acquired under finance leases.

The Group

As at 26 December 2003

Future Lease Payments	Vessels US$'000	Others[16] US$'000	Total US$'000
Amount repayable in one year or less	40,961	1,093	42,054
Amount repayable in:			
2005	46,593	521	47,114
2006	50,816	360	51,176
2007	52,717	168	52,885
2008	42,287	2	42,289
Thereafter	204,096	–	204,096
Minimum lease payments	437,470	2,144	439,614
Less: Future finance charges	(85,317)	(215)	(85,532)
Provided for in the financial statements	352,153	1,929	354,082
Representing lease liabilities:			
Current (Note 24)	33,448	1,016	34,464
Non-current (Note 24)	318,705	913	319,618
Total finance lease liabilities	352,153	1,929	354,082

[16] Others relate mainly to computer equipment, software, furniture, fixtures, motor vehicles and other equipment.

28. FINANCE LEASE LIABILITIES (continued)

As at 27 December 2002

Future Lease Payments	Vessels US$'000	Others[17] US$'000	Total US$'000
Amount repayable in one year or less	39,826	1,874	41,700
Amount repayable in:			
2004	43,202	1,544	44,746
2005	45,484	906	46,390
2006	47,779	564	48,343
2007	48,615	164	48,779
Thereafter	234,897	–	234,897
Minimum lease payments	459,803	5,052	464,855
Less: Future finance charges	(76,247)	(646)	(76,893)
Provided for in the financial statements	383,556	4,406	387,962
Representing lease liabilities:			
Current (Note 24)	31,403	1,635	33,038
Non-current (Note 24)	352,153	2,771	354,924
Total finance lease liabilities	383,556	4,406	387,962

[17] Others relate mainly to computer equipment, software, furniture, fixtures, motor vehicles and other equipment.

These leases terminate at various dates and the lease agreements provide options to purchase at specified values.

29. SHARE CAPITAL

	Group		Company	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
(a) Authorised ordinary share capital				
- 3,000,000,000 (2002: 3,000,000,000) ordinary shares of S$1 each	1,801,802	1,801,802	1,801,802	1,801,802
- 5,000,000 non-voting participative redeemable non-convertible preference shares (RNPS) of US$0.01 each	50	50	50	50
(b) Issued and fully paid ordinary share capital				
- 1,426,468,029 (2002: 1,176,133,887) ordinary shares of S$1 each				
Balance at beginning of financial year	654,623	654,589	654,623	654,589
Issued during the financial year	143,904	34	143,904	34
Balance at end of financial year	798,527	654,623	798,527	654,623

During the financial year, the Company issued:

(a) 236,000,000 (2002: nil) ordinary shares of par value S$1.00 each, for cash at S$2.32 per share.

(b) 13,884,142 (2002: 61,103) ordinary shares of par value S$1.00 each, fully paid to participants of the NOL Group SOP who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.05 (2002: S$1.00 to S$1.13) per share.

(c) 450,000 (2002: nil) ordinary shares of par value S$1.00 each, to participants of the NOL Group PSP whose performance shares were vested on 26 December 2003 (Note 30(a)(ii)).

30. EMPLOYEE BENEFITS

(a) Equity Compensation Benefits

(i) Employee Share Options Plan

Share options are granted to directors and employees. As at the beginning of the financial year, there were 51,975,543 (2002: 37,262,564) outstanding options to subscribe for unissued ordinary shares of S$1 each exercisable at any time during the exercise periods. During the financial year, 12,875,000 (2002: 17,615,000) share options were granted, 13,918,642 (2002: 61,603) were exercised to take up unissued shares of the Company and 6,184,744 (2002: 2,840,418) were cancelled. As at 26 December 2003, there were 34,500 options exercised but for which shares have yet to be allotted.

The table below shows the outstanding share options and their respective exercise periods as at 26 December 2003:

		Exercise period		Number of
Date option granted	**Exercise price**	**From**	**To**	**outstanding options**
13/04/99	S$1.00	13/04/00	12/04/04	421,157
01/10/99	S$2.05	01/10/00	30/09/04	832,500
03/05/00	S$1.52	03/05/01	02/05/10	1,625,000
19/10/00	S$1.37	19/10/01	18/10/10	6,722,000
26/03/01	S$1.30	26/03/02	25/03/11	93,000
19/10/01	S$1.00	19/10/02	18/10/06	270,000
19/10/01	S$1.00	19/10/02	18/10/11	8,075,500
18/10/02	S$1.00	18/10/03	17/10/12	10,268,000
19/12/02	S$1.00	19/12/03	18/12/07	320,000
07/11/02	S$1.00	07/11/03	06/11/12	3,245,000
17/11/03	S$2.14	17/11/04	16/11/08	430,000
17/11/03	S$2.14	17/11/04	16/11/13	12,445,000
			Total	44,747,157

The total number of share options vested are as follows:

	2003	2002
At beginning of financial year	34,380,543	18,758,564
At end of financial year	31,872,157	34,380,543

The table below shows the share options exercised during the financial year ended 26 December 2003:

	Exercise period		Number of
Exercise price	**From**	**To**	**options exercised**
S$1.00	13/04/99	12/04/03	116,013
S$1.00	08/10/99	07/10/03	779,352
S$1.00	13/04/00	12/04/04	736,777
S$2.05	01/10/00	30/09/04	195,000
S$1.52	03/05/01	02/05/10	605,000
S$1.37	19/10/01	18/10/10	3,052,000
S$1.30	26/03/02	25/03/11	285,000
S$1.00	19/10/02	18/10/11	5,815,500
S$1.00	19/10/02	18/10/06	30,000
S$1.00	18/10/03	17/10/12	1,899,000
S$1.00	07/11/03	06/11/12	405,000
		Total	13,918,642

The table below shows the share options exercised during the last financial year ended 27 December 2002:

	Exercise period		Number of
Exercise price	**From**	**To**	**options exercised**
S$1.13	20/03/98	19/03/02	12,755
S$1.09	23/09/98	22/09/02	12,755
S$1.00	08/10/99	07/10/03	36,093
		Total	61,603

30. EMPLOYEE BENEFITS (continued)

(a) Equity Compensation Benefits (continued)

(ii) Performance Share Plan

Performance shares are awarded to key executives for the financial years. From the date of release of awards, 50% of the performance shares will be vested after two years, and the remaining 50% after three years. Details of performance shares released to directors and employees are as follows:

Performance Shares	(a)	(b)	(c)	Total
Financial years				
From	30/12/00	29/12/01	28/12/02	
To	28/12/01	27/12/02	26/12/03	
Number of shares outstanding at beginning of financial year 2003	1,700,000	–	–	1,700,000
During financial year 2003				
- Shares awarded	–	–	–	–
- Shares vested	(450,000)[18]	–	–	(450,000)
- Shares cancelled	(800,000)	–	–	(800,000)
Outstanding balance at end of financial year 2003	450,000[18]	–	–	450,000

[18] 50% of the performance shares were vested on 26 December 2003 and 50% will be vested on 31 December 2004.

(b) Post-employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Current service cost	10,145	8,979	735	367
Interest cost on benefit obligation	12,967	12,822	1,494	868
Expected return on plan assets	(11,020)	(12,931)	–	–
Net actuarial loss/(gain) recognised	3,587	592	50	(283)
Past service gain/(cost)	–	–	323	(35)
Net benefit expense	15,679	9,462	2,602	917
Actual (return)/loss on plan assets	(22,720)	10,858	–	–

The amounts recognised in the balance sheet are as follows:

Net Benefit Liability/(Asset)

	Defined benefit pension plans		Post-retirement benefits	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Present value of funded benefits obligation	213,998	200,389	25,466	21,106
Fair value of plan assets	(153,385)	(145,548)	–	–
	60,613	54,841	25,466	21,106
Unrecognised net actuarial losses	(48,922)	(55,922)	(6,009)	(2,832)
Unrecognised past service cost	(3,384)	(2,920)	(3,312)	(3,720)
Net benefit liability/(asset)	8,307	(4,001)	16,145	14,554
Represented by:				
Non-current asset (Note 21)	(4,239)	(14,832)	–	–
Non-current liability (Note 25)	12,546	10,831	16,145	14,554
Net benefit liability/(asset)	8,307	(4,001)	16,145	14,554

Movements in the net benefit liability/(asset) during the financial year are as follows:

Movements in Net Benefit Liability/(Asset)

	Defined benefit pension plans		Post-retirement benefits	
	2003	**2002**	**2003**	**2002**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Benefit (asset)/liability, beginning of the financial year	(4,001)	(6,967)	14,554	14,538
Net benefit expense recognised in the income statement as shown on the previous page	15,679	9,462	2,602	917
Contributions	(3,063)	(6,514)	(1,011)	(901)
Foreign exchange impact	(308)	18	–	–
Benefit liability/(asset), end of the financial year	8,307	(4,001)	16,145	14,554

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	**2003**	**2002**
Weighted average discount rate	5.9%	6.5%
Rate of increase in compensation levels	4.2%	4.1%
Expected long term rate of return on plan assets	7.9%	7.9%

Post-retirement Benefits	**2003**	**2002**
Weighted average discount rate	6.3%	7.0%
Rate of increase in cost of post-retirement benefits	12.0%	13.5%

31. CONTINGENT LIABILITIES

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged by the Company to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs, either the United Kingdom P&I Club or the Britannia P&I Club, mutual protection and indemnity associations which are members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Legal Proceedings

In September 1988, the European Commission ("the Commission") imposed a fine of Euro 13.75 million (US$17.05 million at the exchange rate of US$1.00 = Euro 0.8064 as at 26 December 2003) on the Company as a member of the Trans-Atlantic Conference Association ("TACA") for alleged infringements of Article 86 of the European Commission Treaty. The Company, together with the other TACA members, appealed to the European Court of First Instance ("CFI") against the Commission's decision.

Subsequent to a trial held in Luxembourg in early 2003, the CFI delivered its judgment in September 2003, annulling the fines imposed by the Commission against the Company and all the TACA members. The Company banker's guarantee for the amount of fine was returned for cancellation.

Despite the right to appeal against the judgment of the CFI to the European Court of Justice, the Commission had notified that it would not be making an appeal. The TACA members had also agreed not to cross appeal, thereby putting an end to the matter as at end December 2003.

Litigation and Claims

In connection with the Group's capacity as an agent for trans-oceanic shipments of its customers' goods, the Group may become contingently liable for claims made by its customers' vendors in certain non-US jurisdictions. This is particularly the case when the customer is in financial distress or in bankruptcy. Other than provisions made in the consolidated financial statements, management believes that the Group is not liable to any vendor under such claims and that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgments against the Group.

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on information provided by plan administrators, the estimated share of these unfunded vested benefits attributable to operations of the Group was US$14.6 million (2002: US$12.6 million).

The Group ceased contributing to several multi-employer plans in November 1997. One of those plans had unfunded vested benefits; however, because the Group met certain legal requirements through transactions with a vessel charterer, the Group did not incur any withdrawal liability. However, under certain vessel charter agreements with the vessel charterer, the Group may be required to compensate the vessel charterer for withdrawal liability incurred upon termination of the agreements. Based on information provided by plan administrators, the Group's potential secondary liability was approximately US$23.3 million (2002: US$7.3 million).

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than for cause or disability. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of the respective legal entities. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$14.9 million as at 26 December 2003 (2002: US$19.7 million).

Guarantees

In addition to the above, the Company and the Group have contingent liabilities in respect of:

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Unsecured guarantees for bank loans received by:				
- Subsidiaries	–	–	1,481,018	2,089,035
- Associated companies	22,370	26,230	22,370	26,230
- Others	22,204	604	22,204	604
	44,574	26,834	1,525,592	2,115,869

Excluded from the above figures are estimated maximum guarantees of US$142.1 million (2002: US$164.0 million) provided by the Company to a lessor for default payments on chassis and containers leasing. The guarantee amounts will reduce accordingly upon lease payments made by the subsidiary.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in light of legal and other defenses and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

32. COMMITMENTS

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Group	
	2003	2002
	US$'000	US$'000
Capital commitments in respect of		
– Property, plant and equipment	35,912	129,613
– Intangible assets	2,508	3,483
Share of capital commitments of joint venture companies	–	2,727
	38,420	135,823

32. COMMITMENTS (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[19] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in:						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

As at 27 December 2002	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[19] US$'000	Total US$'000
Amount repayable in one year or less	296,759	85,513	81,574	25,706	70,123	559,675
Amount repayable in:						
2004	258,582	58,044	80,857	25,425	57,737	480,645
2005	226,804	41,246	80,758	25,425	45,885	420,118
2006	155,697	25,254	81,237	25,280	37,701	325,169
2007	120,337	17,861	72,015	22,660	24,733	257,606
Thereafter	645,876	4,134	1,339,595	27,158	64,131	2,080,894
	1,704,055	232,052	1,736,036	151,654	300,310	4,124,107

[19] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Group

As at 26 December 2003	Vessels US$'000	Terminals US$'000	Total US$'000
Amount repayable in one year or less	3,694	14,820	18,514
Amount repayable in:			
2005	4,186	14,820	19,006
2006	4,422	14,820	19,242
2007	4,281	14,820	19,101
2008	3,844	14,820	18,664
Thereafter	7,195	291,455	298,650
	27,622	365,555	393,177

As at 27 December 2002	Vessels US$'000	Containers US$'000	Terminals US$'000	Total US$'000
Amount repayable in one year or less	9,371	773	14,820	24,964
Amount repayable in:				
2004	9,839	292	14,820	24,951
2005	10,165	–	15,159	25,324
2006	10,081	–	15,507	25,588
2007	9,612	–	15,484	25,096
Thereafter	31,590	–	631,614	663,204
	80,658	1,065	707,404	789,127

The main operating lease arrangements for the Group are long term lease agreements. These leases terminate at various dates. Some of the leases have contingent rent clauses and renewal and purchase options.

The present value for the aggregated operating lease commitments as at 26 December 2003 is US$2.17 billion (2002: US$2.65 billion). The present values are computed based on the Group's weighted average cost of capital ("WACC") of 6.8% for financial year 2003. The same WACC is used for 2002 comparatives.

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Company

As at 26 December 2003	Vessels US$'000	Others[20] US$'000	Total US$'000
Amount repayable in one year or less	7,600	10,775	18,375
Amount repayable in:			
2005	8,617	11,436	20,053
2006	9,522	11,436	20,958
2007	10,097	11,436	21,533
2008	10,582	11,436	22,018
Thereafter	34,354	1,905	36,259
	80,772	58,424	139,196

As at 27 December 2002	Vessels US$'000	Others[20] US$'000	Total US$'000
Amount repayable in one year or less	5,190	7,515	12,705
Amount repayable in:			
2004	11,607	10,602	22,209
2005	13,280	11,253	24,533
2006	13,716	11,253	24,969
2007	14,066	11,253	25,319
Thereafter	68,463	13,128	81,591
	126,322	65,004	191,326

[20] Others relate mainly to office space.

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Company

As at 26 December 2003	Vessels US$'000
Amount repayable in one year or less	1,687
Amount repayable in:	
2005	2,388
2006	2,846
2007	2,943
2008	2,816
Thereafter	5,747
	18,427

As at 27 December 2002	Vessels US$'000
Amount repayable in one year or less	2,349
Amount repayable in:	
2004	2,581
2005	2,712
2006	2,702
2007	2,573
Thereafter	7,190
	20,107

The main operating lease arrangements for the Company are long term lease agreements. These leases terminate at various dates. Some of the leases have contingent rent clauses and renewal and purchase options.

32. COMMITMENTS (continued)

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) For Leased-in Assets

The future minimum lease payments to be received under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement are as follows:

The Group

As at 26 December 2003	Vessels US$'000	Others[21] US$'000	Total US$'000
Amount receivable in one year or less	11,069	1,516	12,585
Amount receivable in:			
2005	3,952	1,487	5,439
2006	3,645	1,248	4,893
2007	57	–	57
2008	–	–	–
Thereafter	–	–	–
	18,723	4,251	22,974

[21] Others relate mainly to office space.

As at 27 December 2002	Vessels US$'000
Amount receivable in one year or less	29,465
Amount receivable in:	
2004	8,442
2005	3,786
2006	3,650
2007	63
Thereafter	–
	45,406

The Company

As at 26 December 2003	Vessels US$'000
Amount receivable in one year or less	7,845
Amount receivable in:	
2005	3,952
2006	3,645
2007	57
2008	–
Thereafter	–
	15,499

As at 27 December 2002	Vessels US$'000
Amount receivable in one year or less	7,971
Amount receivable in:	
2004	5,913
2005	3,786
2006	3,650
2007	63
Thereafter	–
	21,383

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement for the Group and Company for 2003 and 2002.

(ii) For Owned Assets

The future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets are as follows:

The Group

As at 26 December 2003	Vessels US$'000	Others[22] US$'000	Total US$'000
Amount receivable in one year or less	4,883	854	5,737
Amount receivable in:			
2005	–	655	655
2006	–	282	282
2007	–	282	282
2008	–	–	–
Thereafter	–	–	–
	4,883	2,073	6,956

As at 27 December 2002	Vessels US$'000	Others[22] US$'000	Total US$'000
Amount receivable in one year or less	45,021	1,117	46,138
Amount receivable in:			
2004	35,535	854	36,389
2005	35,296	655	35,951
2006	35,295	282	35,577
2007	35,296	282	35,578
Thereafter	28,439	–	28,439
	214,882	3,190	218,072

[22] Others relate mainly to office space, land and buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group for 2003 and 2002.

The Company has no future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets for 2003 and 2002.

33. FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Group is exposed to market risks from foreign currency fluctuations, changes in interest rates and bunker fuel prices. To manage these risks, it enters into hedging arrangements to hedge some or all of its anticipated exposures. Hedging instruments are not used for either trading or speculative purposes.

(i) Foreign exchange risk

The Group's revenue is denominated primarily in United States Dollars, the measurement and reporting currency. There is some exposure through local operating costs in other currencies, the most significant of which are the Euro, Japanese Yen and Singapore Dollar.

The Group uses foreign currency forward contracts to hedge its future foreign exchange exposure.

(ii) Interest rate risk

The Group's interest rate risk management objective is to limit the impact of adverse interest rate changes on earnings and cash flows and to lower its overall borrowing costs.

The Group's policy is to manage its interest cost using a mix of fixed and floating rate debt. To manage this mix in a cost-efficient manner, the Group enters into interest rate swaps, cross currency interest rate swaps and interest rate collars.

The interest rate swaps allow the Group to raise long term borrowings at floating rate and swap them into fixed rate, and are entered into for hedging purposes.

The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate. All the interest rate collars entered by the Group are transacted with minimal or no premium payable.

Cross currency interest rate swaps involve the exchange of principal and interest payments in one specified currency, for principal and interest payments in another specified currency for a specified period. In line with the Group's policy of covering currency and interest rate risks, cross currency interest rate swaps are entered into for hedging purposes.

Settlement amount, if any, to be received or paid in respect of the financial year on an outstanding interest rate collar agreement is accrued for in the balance sheets and recognised as a component of interest expense in the income statements. Interest amount to be received or paid in respect of the financial year on an outstanding interest rate swap is accrued for in the balance sheets and recognised as a component of interest expense in the income statements.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has implemented policies to ensure that credit sales of products and services are made to customers with an appropriate credit standing. Furthermore, the concentration of credit risk with respect to amounts receivable from customers is limited due to the large number of customers making up the debtor balance, and who are also internationally reputed.

(iv) Liquidity risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents and committed credit facilities deemed adequate to support the Group's businesses and mitigate the effects of fluctuations in cash flows.

(v) Bunker price risk

The Group's earnings are affected by changes in bunker fuel prices. However, the Group is generally able to recover from customers a portion of any fuel price increase via fuel surcharges. To manage bunker price risk, the Group uses swap contracts.

Settlement amount, if any, to be received or paid in respect of the financial year on an outstanding bunker swap is accrued for in the balance sheets and recognised as a component of bunker expense in the income statements.

(vi) Counter-party risk

Surplus funds are invested in interest bearing bank deposits and other high quality short term liquid investments. Counter-party risks are managed by limiting aggregated exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

34. OTHER DERIVATIVE FINANCIAL INSTRUMENTS

To manage the risks arising from fluctuations in currency exchange rates and bunker prices, the Group enters into a variety of derivative financial instruments.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are agreements to buy or sell fixed amounts of currency at agreed exchange rates to be settled in the future. The Group enters into various foreign exchange forward contracts to reduce its exposure on anticipated transactions and firm commitments, primarily for payables denominated in currencies other than the Group's functional currency. These anticipated transactions are primarily denominated in Euro, Japanese Yen and Singapore Dollar. Consistent with the Group's policy on covering transactional exposures, the purpose of the hedges is to eliminate the impact of movements in foreign currency exchange rates on identified transactions. These foreign exchange forward contracts generally have maturity dates of less than one year.

At 26 December 2003, the settlement dates on open forward contracts ranged between 1 to 12 months, details of which are set out below:

	Group		Company	
	2003	2002	2003	2002
Contracts to Deliver United States Dollar and Receive:	US$'000	US$'000	US$'000	US$'000
Euro				
at rates averaging US$1= Euro 0.8777	92,800	–	–	–
Japanese Yen				
at rates averaging US$1 = JPY 108.93				
(2002: US$1 = JPY 124.86)	80,972	10,011	–	–
Singapore Dollar				
at rates averaging US$1 = S$1.756	47,941	–	12,000	–
	221,713	10,011	12,000	–

Bunker Swaps

Bunker swap contracts are agreements to change the underlying bunker exposure from floating to fixed price (or vice versa) with reference to a fixed price index, for example, PLATTS. The Group enters into bunker swap agreements with the objective of hedging a portion of its bunker purchases to reduce its risk to price volatility. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price. As at 26 December 2003, the notional amount of the outstanding bunker swap agreements is US$22.33 million (2002: US$22.77 million), with maturity dates of less than one year.

Net Fair Values

The net fair values of the foreign exchange forward contracts and bunker swaps at the balance sheet date are as follows:

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Favourable foreign exchange forward contracts	11,323	416	271	–
Favourable bunker swaps	3,098	3,759	–	–

The above net fair values are for information purposes only and are not recognised in the financial statements.

35. FAIR VALUE OF FINANCIAL INSTUMENTS

Financial instruments comprise financial assets, financial liabilities and also derivative financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented in the financial statements represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Group and the Company whose fair values are required to be disclosed in accordance with the FRS comprise all its assets and liabilities with the exception of inventories, investments in subsidiaries, investments in associated companies, investments in joint ventures, property, plant and equipment, deferred charges, intangible assets, goodwill, provision for current and deferred taxation, deposits and prepaid expenses, certain provisions, unearned revenue and deferred income. The estimated fair values of those on-balance sheet financial assets and financial liabilities approximate their carrying amounts as shown in the balance sheets except for certain borrowings as disclosed in Note 24.

The fair values of off-balance sheet derivative financial instruments are shown in Notes 24 and 34.

The fair values of guarantees (Note 31), unquoted equity shares (Note 16) and other unquoted investments (Note 16) are not readily ascertainable. There is no active market, published price quotations or other sources available to determine reliable fair values for these instruments. Therefore, no disclosure of their estimated fair values is made because of significant variability in the range of reasonable fair value estimates of these instruments to the extent that the usefulness of disclosing a reasonable range or a single estimate of fair value is negated.

Where available, quoted and observable market prices are used as the measure of fair values, such as for quoted investments (Note 16).

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions, the principal ones being as follows:

- The fair values of cash and cash equivalents, and trade and other receivables are considered to approximate their carrying values because most of these are (a) of negligible credit risk after allowance for provision and (b) either short term in nature or repriced frequently.
- The fair values of trade and other payables are considered to approximate their carrying values given that these are mostly short term in nature.
- The basis on which the fair values are arrived at for borrowings is disclosed in Note 24.
- For off-balance sheet derivative financial instruments, estimated amounts of fair values are obtained from a number of reputable financial institutions.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates and other factors, changes in uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, the fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS 32, which requires fair values information to be disclosed. These include property, plant and equipment, long term relationships with customers and other intangibles which are integral to the full assessment of the Group's and the Company's values.

36. RELATED PARTY TRANSACTIONS

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transaction between the Group, the Company and related parties took place during the financial year at terms agreed between the parties:

	Group		Company	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Interest income received from associated companies	(1,415)	(1,877)	(1,415)	(1,877)

(b) Share Options Granted to Directors

The aggregate number of share options granted to the directors of the Company during the financial year was 1,330,000 (2002: 720,000). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to non-executive directors, which have exercise periods of five years (Note 30). The outstanding number of share options granted to the directors of the Company at the end of the financial year was 3,457,343 (2002: 3,894,058).

(c) Directors' Remuneration

The remuneration for executive directors includes salaries, bonuses, severance payments and other emoluments, while that for non-executive directors includes directors' fees and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group and the Company.

The total directors' remuneration is as follows:

	Group	
	2003	2002
	US$'000	US$'000
Directors of the Company	2,442	4,088[23]
Directors of subsidiaries	7	247
	2,449	4,335

[23] Severance payments for Mr Jacobs upon the cessation of his employment on 6 January 2003 had been included in the directors' remuneration for 2002.

(d) Key Management Personnel

The employment benefits for key management personnel include salaries, bonuses, severance payments and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group.

	Group	
	2003	2002
Employment Benefits	US$'000	US$'000
Salaries, bonuses and other emoluments (including benefits-in-kind)	3,531	2,470
Employer's contribution to Central Provident Fund and Pension Funds	84	48
Termination costs	–	2,738
	3,615	5,256

Notes:

(i) Key management personnel includes Executive Directors (2003: David Lim and Lim How Teck; 2002: Mr Jacobs and Lim How Teck).
(ii) In 2002, Mr Jacobs served dual functions, both as Chief Executive Officer of the Group and APL.
(iii) The employment benefits for Gordon Simpson are not included as he joined the Group in January 2004.
(iv) Termination costs pertain to severance payments for Mr Jacobs and Anne Benbow upon the cessation of their employment on 6 January 2003 and 8 February 2003 respectively.

37. FINANCIAL INFORMATION BY INDUSTRY AND GEOGRAPHICAL SEGMENTS

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner – Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.
2. Logistics – Integrated management of all activities related to the supply chain. It comprises all of the supply chain processes that plan, implement and control the effective flow and storage of goods, services and information from the origin to the point of consumption.
3. Chartering – Chartering of tankers, containerships and bulk carriers. The tanker business being the main chartering operation, concentrates mainly in the Aframax and Very Large Crude Carriers ("VLCCs") markets. The Aframax fleet provides petroleum transportation services in the Atlantic and lightering services in the US Gulf, while the VLCC fleet offers point-to-point services for the transportation of crude oil. The Aframax and VLCC fleet under AET has been sold on 22 July 2003 (Note 4).

The terms of inter-segment sales are established by negotiation between the various business units.

Primary Segment Reporting By Business Segments – Financial Year Ended 26 December 2003

	Liner US$'000	Logistics US$'000	Chartering[24] US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues						
External sales	4,164,848	975,348	311,672	70,715	–	5,522,583
Inter-segment sales	14,987	91	5,756	89,920	(110,754)	–
Total revenue	4,179,835	975,439	317,428	160,635	(110,754)	5,522,583
Segment result	416,102	4,022	217,859	(74,247)	–	563,736
Interest expense						(115,744)
Interest income						8,469
Share of results of associated companies	32	–	–	127	–	159
Share of results of joint ventures	–	–	–	103	–	103
Profit before tax						456,723
Tax						(22,484)
Group profit after tax						434,239
Minority interest	(1,640)	(2,590)	(1,099)	(84)	–	(5,413)
Group profit for the year						428,826
Segment assets	3,036,572	398,341	104,124	298,629	(263,180)	3,574,486
Associated companies	20	–	–	24	–	44
Joint ventures	–	–	–	1,503	–	1,503
Unallocated assets						487,704
Consolidated total assets						4,063,737
Segment liabilities	848,117	363,258	112,017	123,234	(263,180)	1,183,446
Unallocated liabilities						1,565,023
Consolidated total liabilities						2,748,469
Capital expenditures						
– property, plant and equipment	133,196	6,231	174,082	4,177	–	317,686
– intangible assets	2,338	1,557	–	53	–	3,948
Depreciation	192,923	12,147	36,054	15,392	–	256,516
Amortisation	8,469	16,338	2,342	8,216	–	35,365
Net provision for impairment	–	265	263	52,135	–	52,663
Other non-cash expenses	12,580	7,892	(7,690)	21,936	–	34,718

[24] AET was sold on 22 July 2003.

Primary Segment Reporting By Business Segments – Financial Year Ended 27 December 2002

	Liner US$'000	Logistics US$'000	Chartering US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues						
External sales	3,425,129	812,785	342,709	61,195	–	4,641,818
Inter-segment sales	17,973	86	6,374	101,593	(126,026)	–
Total revenue	3,443,102	812,871	349,083	162,788	(126,026)	4,641,818
Segment result	(98,558)	(52,680)	(10,628)	(29,293)	–	(191,159)
Interest expense						(134,233)
Interest income						6,944
Share of results of associated companies	–	–	–	(1,489)	–	(1,489)
Share of results of joint ventures	–	–	–	2,127	–	2,127
Loss before tax						(317,810)
Tax						(9,885)
Group loss after tax						(327,695)
Minority interest	(433)	(1,475)	–	(553)	–	(2,461)
Group loss for the year						(330,156)
Segment assets	2,926,022	398,785	883,126	462,669	(207,611)	4,462,991
Associated companies	24	–	–	10,382	–	10,406
Joint ventures	–	–	–	2,975	–	2,975
Unallocated assets						292,805
Consolidated total assets						4,769,177
Segment liabilities	705,522	227,154	230,123	96,678	(207,611)	1,051,866
Unallocated liabilities						3,130,127
Consolidated total liabilities						4,181,993
Capital expenditures						
– property, plant and equipment	217,918	10,823	131,336	19,592	–	379,669
– intangible assets	2,631	6,221	–	538	–	9,390
Depreciation	196,114	15,284	56,620	13,289	–	281,307
Amortisation	11,022	21,885	2,640	10,221	–	45,768
Net provision for impairment	–	9,926	3,195	9,991	–	23,112
Other non-cash expenses	30,111	13,812	36,766	30,424	–	111,113

Notes to the Financial Statements

For the Financial Year Ended 26 December 2003

37. FINANCIAL INFORMATION BY INDUSTRY AND GEOGRAPHICAL SEGMENTS (continued)

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were billed and significantly performed.

In respect of chartering and other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales		Total Assets	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Asia/Middle East	927,866	840,632	898,199	1,175,665
Europe	1,213,924	840,754	150,421	31,864
Americas	3,380,793	2,960,432	983,095	728,269
Sub total	5,522,583	4,641,818	2,031,715	1,935,798
Vessels	–	–	1,746,480	2,545,826
Containers[27]	–	–	252,981	246,961
Drydocking costs[27]	–	–	32,561	40,592
Total	5,522,583	4,641,818	4,063,737	4,769,177

	Capital expenditure – fixed assets[26]		Capital expenditure – intangible assets	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Asia/Middle East	4,804	8,270	53	2,332
Europe	488	3,131	148	653
Americas	21,591	41,955	3,747	6,405
Sub total	26,883	53,356	3,948	9,390
Vessels[25]	218,918	180,285	–	–
Containers[27]	41,606	118,244	–	–
Drydocking costs[27]	30,279	27,784	–	–
Total	317,686	379,669	3,948	9,390

[25] Breakdown of vessels as follows:

	2003	2002
	US$ million	US$ million
i) Containerships	56	51
ii) Tankers	163	116
iii) Others	–	13
	219	180

[26] The capital expenditure incurred on IT equipment and software for 2003 was US$9 million (2002: US$20 million).

[27] Containers and drydocking costs are included in the plant & machinery and operating equipment category under property, plant and equipment.

38. DIVIDEND

The directors recommended a final dividend of 3.85 Singapore cents per share, less tax of 22%, in respect of the financial year ended 26 December 2003 for approval by shareholders at the next Annual General Meeting to be convened on 20 April 2004.

The recommended final dividend has not been provided for in these financial statements. This dividend will be accounted for in the shareholders' equity as an appropriation of 2003 profits after tax in the financial statements for the year ending 31 December 2004.

39. EVENTS OCCURRING AFTER BALANCE SHEET DATE

On 17 February 2004, the Company announced it had reached a conditional agreement ("the Agreement") to sell its product tanker and bunkering business Neptune Associated Shipping Pte Ltd ("NAS") to a wholly-owned subsidiary of Hong Kong-listed oil services company Titan (Holdings) Limited, Titan Orient Lines Pte Ltd ("Titan").

Under the terms of the Agreement, Titan will pay a purchase price of US$55.1 million for the entire issued and paid-up capital of NAS and the settlement of the inter-company debt as at the closing date of the sale. The purchase price is net of the interim dividends of US$6.4 million declared by NAS for 2003, which was settled on 23 December 2003. The purchase price is subject to adjustment by reference to the provisions of the Agreement. The sale will result in a profit of approximately US$8 million (net of transaction cost), which will be reflected in the Group's results in first quarter 2004.

40. AUTHORISATION OF FINANCIAL STATEMENTS

These financial statements were authorised for issue in accordance with a resolution of the directors on 24 February 2004.

41. SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES

Details of subsidiaries, joint ventures and associated companies of the Group are as follows:

	Effective group equity interest		Cost of investment		Country of incorporation/ Place of operation	
Subsidiaries	**2003 %**	**2002 %**	**2003 US$'000**	**2002 US$'000**		**Principal activities**
Direct Interest:						
APL (Bermuda), Ltd	100	100	761,866	761,866	Bermuda	Shipping
APL Logistics Ltd	100	100	215,352	215,352	Singapore	Logistics services
American Eagle Tankers Inc. Limited[++]	–	100	–	286,850	Bermuda	Shipowning/ Commercial operations
Automar (Bermuda) Ltd[+]	100	100	10,000	10,000	Bermuda	Investment holding
Globe King Company Limited[29]	100	100	*	*	Hong Kong SAR	Property investment
Golden Sol Investment Pte Ltd	100	100	26	26	Singapore	Property investment
Milky Way Shipping Inc[+++]	100	100	2	2	Panama	Shipowning
Mitorient Enterprise Pte Ltd	75	75	3,802	3,802	Singapore	Investment holding
Mitorient Holding Pte Ltd	51	51	3,030	3,030	Singapore	Investment holding
NOL Infotech (Australia) Pty Ltd[28]	100	100	7	7	Australia	Computer services
NOL (Japan) Ltd[30]	100	100	1,854	1,854	Japan	Shipping agency
NOL (Netherlands) Rederij B.V.[++]	–	100	–	760	Netherlands	Liquidated
NOL Singapore Agency (Pte) Ltd	100	100	235	235	Singapore	Shipping agency
NOL (Taiwan) Shipping Agencies Ltd[++]	–	84.17	–	1,592	Taiwan	Liquidated
NOL (United Kingdom) Ltd[+]	100	100	1,716	1,716	United Kingdom	Under liquidation
Neptune Associated Shipping Pte Ltd	100	100	32,341	32,341	Singapore	Shipowning and chartering
Neptune Beta Lines Ltd	100	100	235	235	Singapore	Investment holding
Neptune Delta Lines Pte Ltd	100	100	*	*	Singapore	Dormant
Neptune Realty Management Pte Ltd	100	100	23	23	Singapore	Property management
Neptune Securities Pte Ltd	100	100	65	65	Singapore	Securities trading
Neptune Shipmanagement Services (Pte) Ltd	100	100	235	235	Singapore	Ship management
Neptune Sigma Pte Ltd	100	100	*	*	Singapore/ United Kingdom	Property investment
OCWS Logistics Pte Ltd	100	100	10,318	10,318	Singapore	Engineering and marine logistics
Orient Marine Pte Ltd	72.5	72.5	937	937	Singapore	Ship chandelling
Pescara Pte Ltd	100	100	1,132	1,132	Singapore	Shipowning
P.T. Intidaya Neptune Properindo[+++]	99.8	99.8	53	53	Indonesia	Property investment
P.T. Inti Trident Properindo[+++]	99.75	99.75	2,963	2,963	Indonesia	Property investment
South Dragon Shipping Pte Ltd	100	100	1,055	1,055	Singapore	Dormant
Titan Company Pte Ltd[+++]	100	100	*	*	Cayman Islands	Investment holding
Trident Districentre Pte Ltd	75	75	6,910	6,910	Singapore	Warehousing and distribution
Trident Towers Realty Pte Ltd	100	100	1,784	1,784	Singapore	Property investment
Trek Travel Ltd. (Formerly Trident Travels Ltd)[++]	75	75	1,017	1,017	Singapore	Dormant
Total (Note 13)			1,056,958	1,346,160		

* Denotes cost of investment of less than US$500.

41. SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES (continued)

Subsidiaries	Effective group equity interest 2003 %	2002 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL Agencia Maritima LTDA[+]	100	100	Brazil	Shipping agency
APL Agencies India Private Ltd.[31]	91	91	India	Stevedoring
APL (Austria) GmbH Reederei[+++]	100	100	Austria	Shipping agency
APL Baltic SIA (formerly APL Latvia)[+++]	100	100	Latvia	Shipping agency
APL (Bangladesh) Pvt. Ltd.[+]	99.99	99.99	Bangladesh	Shipping agency
APL Business Logistics Services, Ltd.[+++]	100	100	United States of America	Logistics services
APL Cambodia Co., Ltd[+]	60	60	Cambodia	Shipping agency
APL Co. Pte Ltd	100	100	Singapore	Shipping
APL de Mexico, S.A. de C.V.[+]	100	100	Mexico	Agency services
APL de Panama, S.A.[+]	100	100	Panama	Shipping agency
APL (India) Private Limited[31]	100	100	India	Shipping agency
APL Information Services, Ltd[+++]	100	100	United States of America	Internal information services
APL Italia Agencies S.r.l.[+++]	60	60	Italy	Shipping agency
APL Limited[+]	100	100	United States of America	Shipping
APL Liner Agencies Espana s.l.[+++]	100	–	Spain	Shipping agency
APL Liner Agencies GmbH, Bremen[+++]	100	100	Germany	Shipping agency
APL Logistics Air, Ltd.[+]	100	100	Hong Kong SAR	Logistics services
APL Logistics Americas, Ltd.[+]	100	100	United States of America	Logistics services
APL Logistics (Cambodia) Pte Ltd[+]	100	100	Cambodia	Logistics services
APL Logistics Chile, S.A.[+]	100	100	Chile	Logistics services
APL Logistics China, Ltd[+]	100	100	China	Logistics services
APL Logistics Customs Services, Ltd.[+++]	100	100	United States of America	Logistics services
APL Logistics (DWC), Inc.[++]	–	100	United States of America	Liquidated
APL Logistics de Argentina S.A.[+]	100	100	Argentina	Logistics services
APL Logistics de Costa Rica, SRL[+]	100	100	Costa Rica	Investment holding
APL Logistics de Guatemala S.A.[+++]	100	100	Guatemala	Logistics services
APL Logistics de Honduras, S. de S.A.[+]	100	100	Honduras	Logistics services
APL Logistics Deutschland Verwaltungs GmbH[+]	51	51	Germany	Logistics services
APL Logistics Deutschland GmbH & Co. KG[+]	51	51	Germany	Logistics services
APL Logistics Europe B.V.[+]	100	100	Netherlands	Logistics services
APL Logistics Freight Systems, Inc.[+++]	100	100	United States of America	Logistics services
APL Logistics Government Services, Ltd.[+++]	100	100	United States of America	Logistics services
APL Logistics Holdings de Argentina, S.A.[++]	100	100	Argentina	Under liquidation
APL Logistics Hong Kong, Ltd.[+]	100	100	Hong Kong SAR	Logistics services
APL Logistics (India) Pvt Ltd.[+]	100	99.96	India	Logistics services
APL Logistics Korea, Ltd.[+++]	100	100	Korea	Logistics services
APL Logistics of Canada, Ltd.[+++]	100	100	Canada	Logistics services
APL Logistics of Puerto Rico, Inc.[+]	100	100	United States of America	Logistics services
APL Logistics Philippines, Inc.[+]	99.9	99.9	Philippines	Logistics services
APL Logistics Properties, Inc.[+++]	100	100	United States of America	Logistics services

Subsidiaries	Effective group equity interest 2003 %	Effective group equity interest 2002 %	Country of incorporation/ Place of operation	Principal activities
APL Logistics (Shanghai), Ltd.[+]	100	100	China	Logistics services
APL Logistics Taiwan, Ltd.[+++]	100	100	Taiwan	Logistics services
APL Logistics Transportation Management Services, Ltd.[+++]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.[+]	100	100	Mexico	Logistics services
APL Logistics Warehouse Management Services, Inc.[+++]	100	100	United States of America	Logistics services
APL Logistics & Warehouse Management Services (Hong Kong), Ltd.[+]	100	100	Hong Kong SAR	Logistics services
APL M.V. Japan Ltd[+++]	100	100	United States of America	Shipowning
APL M.V. Korea Ltd[+++]	100	100	United States of America	Shipowning
APL M.V. Singapore Ltd[+++]	100	100	United States of America	Shipowning
APL M.V. Thailand Ltd[+++]	100	100	United States of America	Shipowning
APL Newbuildings, Ltd[+++]	100	100	United States of America	Shipowning
APL Pakistan (Private) Limited[+]	100	99.16	Pakistan	Shipping agency
APL RAC (Shanghai) Co. Ltd.[+]	100	100	China	Regional administration centre
APL Scandinavia A/S[32]	60	60	Denmark	Shipping & transportation
APL Sweden AB[33]	60	60	Sweden	Shipping agency
American Automar, Inc.[+]	100	100	United States of America	Investment holding
American Eagle Tankers Agencies, Inc.[++]	–	100	United States of America	Lightering services
American Eagle Tankers UK Limited[++]	–	100	United Kingdom	Commercial operations
American Marine and Offshore Services Ltd[++]	–	100	Cayman Islands	Brokerage services
American President Lines (China) Co., Ltd.[+]	100	100	China	Cargo brokerage
American President Lines (Costa Rica), S.A.[+]	100	100	Costa Rica	Shipping agency
American President Line (APL) de Puerto Rico Inc.[+]	100	100	Puerto Rico	Shipping agency
American President Lines, Ltd[+]	100	100	United States of America	Ocean carrier
American President Line Norway AS[33]	60	60	Norway	Shipping and transportation
Centenary Shipping Pte Ltd	60	60	Singapore	Ship operating
Centro de Distribucion, S.A.[+++]	50	50	Costa Rica	Logistics services
Controladora APC Mexicana, S.A. de C.V.[+++]	100	100	Mexico	Dormant
Cormorant Shipholding Corporation[+]	100	100	United States of America	Shipowning and chartering
Crystal Shipowning Co Pte Ltd[++]	–	65	Singapore	Shipowning
Distribuidora y Marketing Directo S.A.[+++]	100	100	Chile	Investment holding
Eagle Intermodal Ltd[+++]	100	100	United States of America	Investment holding
Eagle Marine Services, Ltd[+++]	100	100	United States of America	Stevedoring
Eagle Shipmanagement Pte Ltd[++]	–	100	Singapore	Ship management
Factors Alpha Shipping (S) Pte Ltd[++]	–	100	Singapore	Liquidated
Far East Bunkering Services Pte Ltd	55.6	55.6	Singapore	Bunkering operator

41. SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES (continued)

Subsidiaries	Effective group equity interest 2003 %	Effective group equity interest 2002 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest (continued):				
GATX Logistics Holdings de Chile, S.A.[+++]	100	100	Chile	Investment holding
Gibson Shipholding Corporation[+]	100	100	United States of America	Shipowning and chartering
Global Port and Terminal Services Limited[++]	–	99	Hong Kong SAR	Liquidated
Grupo SLTC S.A. de C.V.[+]	70	70	Mexico	Maintenance & repair
HKT Transportation Company Limited[++]	–	100	Hong Kong SAR	Liquidated
Harlink, Inc.[++]	–	100	United States of America	Lightering services
International Intermodal Express, Ltd[+]	100	100	Bermuda	Non-vessel operating common carriers
Merlin Shipholding Corporation[+]	100	100	United States of America	Shipowning and chartering
MTL Petrolink Corporation[++]	–	100	United States of America	Lightering services
NAS Management Pte Ltd	100	100	Singapore	Ship management
NOL (Belgium) NV[++]	–	100	Belgium	Liquidated
NOL Properties (India) Private Limited[31]	100	100	India	Property investment
NOL Properties (USA), Inc.[34]	100	100	United States of America	Real estate investment
NOL Realty Inc[+++]	100	100	United States of America	Real estate development
Natomas Real Estate Company[+++]	100	100	United States of America	Real estate development
Nautical Express, Ltd[+++]	100	100	United States of America	Dormant
Neptra Shipping Pte Ltd[++]	–	100	Singapore	Under liquidation
Neptune Travel Services Pte Ltd[++]	75	75	Singapore	Dormant
Neulink, Inc.[++]	–	100	United States of America	Lightering services
New Logistics Holdings Corp.[+++]	100	100	United States of America	Investment holding
OMIP, Inc.[++]	–	100	United States of America	Lightering services
Offshore Marine Services, Inc.[++]	–	100	United States of America	Lightering services
Orient Container Transportation Private Limited	100	100	Singapore	Dormant
Osprey Ship Management, Inc[+]	100	100	United States of America	Ship management
Oy APL Shipping Finland AB[33]	60	60	Finland	Shipping and transportation
P.T. APL Indonesia[+]	95	95	Indonesia	Shipping agency
P.T. APL Logistics[+]	95	95	Indonesia	Logistics services
P.T. Inti Trident Infotech[+++]	95	95	Indonesia	Dormant
Pelican Offshore Services Company Inc.[++]	–	100	United States of America	Lightering services
Phil Delta Holdings, Inc.[35]	100	100	Philippines	Property investment
Phil Eta Holdings, Inc.[35]	100	100	Philippines	Property investment
Phil Sigma Holdings, Inc.[35]	100	100	Philippines	Property investment
Phil Theta Holdings, Inc.[35]	100	100	Philippines	Property investment
Pioneer Intermodal Container Services Co., Ltd[++]	100	100	Thailand	Under liquidation
Specargo Forwarding (S) Pte Ltd[++]	100	100	Singapore	Dormant
Tarago Shipholding Corporation[+]	100	100	United States of America	Ship operating

Subsidiaries	Effective group equity interest 2003 %	Effective group equity interest 2002 %	Country of incorporation/ Place of operation	Principal activities
Tern Shipping Corporation+	100	100	United States of America	Shipowning and chartering
Titus Shipholding Corporation+	100	100	United States of America	Shipowning and chartering
Trident Towers Realty (HK) Limited[29]	100	100	Hong Kong SAR	Property investment
Trilith Shipping Pte Ltd++	–	65	Singapore	Shipowning
Trilithon Shipping Pte Ltd++	–	65	Singapore	Shipowning
Tsui Ching Limited[29]	100	100	Hong Kong SAR	Ship operating
Vascor Mexico, S.A. de C.V.+++	49.5	49.5	Mexico	Logistics services
Vascor, Ltd+	50	50	United States of America	Logistics services

Consolidation of Special Purpose Entities

At 26 December 2003, NOL Group consolidated an entity in substance although this entity is not legally owned by NOL Group.

The rationale for consolidation of the following special purpose entities under Interpretations of Financial Reporting Standards ("INT FRS") 12: Consolidation – Special Purpose Entities ("SPE") together with the share of net assets/(liabilities) at 26 December 2003 are set out as follows :

Name of entity	Country of entity	Reason for consolidation	Share of net liabilities US$'000
Container Leasing (2001) Inc.+++	British Virgin Islands	In substance, NOL Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	2,384

41. SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES (continued)

Joint Ventures	Effective group equity interest 2003 %	Effective group equity interest 2002 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL Logistics Hersan de Venezuela C.A.+	51	51	Venezuela	Logistics services
APL Logistics – Improsa S.A.+++	50	50	Costa Rica	Logistics services
First Logistics Development (JV) Company[36]	47	47	Vietnam	Construction, development and operation of a container port

Notes:

Except as otherwise disclosed, the country of incorporation and the place of operation of the subsidiaries and joint ventures are the same.

All subsidiaries and joint ventures are audited by PricewaterhouseCoopers, Singapore except for the following:

+ Audited by PricewaterhouseCoopers firms outside Singapore.

++ Not meaningful as company is disposed, liquidated or under liquidation during the financial year.

+++ Not required to be audited by law in country of incorporation but their unaudited financial statements are reviewed as part of the Group audit.

[28] Audited by RSM Bird Cameron Partners

[29] Audited by Morison Heng

[30] Audited by Eiji Sakai

[31] Audited by M.A. Parikh & Co.

[32] Audited by Deloitte & Touche

[33] Audited by Ernst & Young

[34] Audited by Irving Klein, Howard Klein & Company

[35] Audited by R.S. Bernaldo & Associates

[36] Audited by KPMG, Vietnam

Associated Companies	Effective group equity interest 2003 %	2002 %	Cost of investment 2003 US$'000	2002 US$'000	Country of incorporation/ Place of operation	Principal activities
Direct Interest:						
Adelaida Manor Realty Corporation	40	40	10	10	Philippines	Property investment
Bara International Shipping Lines Company Ltd	30	30	29	29	Thailand	Shipowning
Bara Shipping Agencies Company Ltd	49	49	36	36	Thailand	Shipping agency
Chao Phraya Port Services Co Ltd	30	30	299	299	Thailand	Under liquidation
Corporate Executive Orient Suites Corporation	40	40	6	6	Philippines	Property investment
ECICS Property Ltd[37]	–	18.9	–	908	Singapore	Property investment
Guava Holdings Corporation	40	40	15	15	Philippines	Property investment
Lorenzo Shipping Corporation	31.6	31.6	6,593	6,593	Philippines	Shipowning
MAR-NOL Realty Corporation	40	40	10	10	Philippines	Property investment
MLC-NOL Realty Corporation	40	40	10	10	Philippines	Property investment
Madrigal Holdings Corporation	40	40	15	15	Philippines	Property investment
NBC Container Depot Co Ltd	49	49	987	987	Thailand	Container depot
NOL Madrigal Realty & Development Corporation	40	40	25	25	Philippines	Property investment
NOL Properties (Taiwan) Ltd	50	50	20	20	Taiwan	Under liquidation
N.O.L. Properties Thailand Co., Ltd	49	49	*	*	Thailand	Management services
NOL Resources Corporation	40	40	18	18	Philippines	Property investment
Neptune Phil Alpha Inc	30	30	37	37	Philippines	Dormant
NewCo Holdings Incorporated	40	40	21	21	Philippines	Property investment
Phil-Trident Land Inc.	40	40	5	5	Philippines	Property investment
Thai International Shipbreakers Co Ltd	45.5	45.5	438	438	Thailand	Ship breaking
Timor Marine Sdn Bhd	49	49	170	170	Malaysia	Investment holding
116 Kanlaon Realty & Holdings Inc.	40	40	15	15	Philippines	Property investment
137 Lauan Realty & Holdings Corporation	40	40	15	15	Philippines	Property investment
205 San Enrique Realty & Holdings Inc.	40	40	15	15	Philippines	Property investment
206 Makiling Holdings Corporation	40	40	15	15	Philippines	Property investment
210 Makiling Holdings Corporation	40	40	15	15	Philippines	Property investment
226 Makiling Holdings Corporation	40	40	15	15	Philippines	Property investment
405 Ambuklao Holdings Corporation	40	40	15	15	Philippines	Property investment
Total (Note 14)			8,849	9,757		

* Denotes cost of investment of less than US$500.

[37] Transferred to long term investments due to the removal of significant influence.

41. SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES (continued)

Associated Companies	Effective group equity interest 2003 %	Effective group equity interest 2002 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL (Emirates) Limited Liability Company	49	49	United Arab Emirates	Stevedoring agency
APL Lanka (Private) Limited	40	40	Sri Lanka	Shipping agency
APL-NOL Malaysia Sdn. Bhd.	30	30	Malaysia	Shipping agency and logistics services
APL Logistics Svcs (Thailand) Ltd.	49	49	Thailand	Logistics services
APL Vietnam Limited	49	–	Vietnam	Shipping and Logistic agency
Better Asset Management Company LLC	50	50	United States of America	Container asset management
Eagle Marine Services (India), Ltd	40	40	United States of America	Investment holding
Global Alliance K, B.V.	25	25	Netherlands	Vessel management
Grupo Optimus, S.A. de C.V.	43	43	Mexico	Dormant
Multi Modal Transport International (Pvt) Ltd	–	33.3	Pakistan	Liquidated
NewTrident Holdings Incorporated Co	40	40	Philippines	Investment holding
Osprey Shipholding Corporation, LLC	50	50	United States of America	Dormant
P.T. PUL International Lines	49	49	Indonesia	Shipping
Pisces, LLC	43	43	United States of America	Software development
Siam Intermodal Services Ltd.	49	49	Thailand	Cargo transportation
Song-dor Holdings Limited	–	50	Hong Kong SAR	Liquidated

Value Added Statement

For the Financial Year Ended 26 December 2003

	2003 US$'000	2002 US$'000
Revenue	5,522,583	4,641,818
Less: cost of sales and operating expenses	(4,426,369)	(4,110,581)
Value added from business unit operations	1,096,214	531,237
Gain on disposal of a discontinued operation	133,902	–
Share of results of associated companies before tax	159	(1,489)
Share of results of joint ventures before tax	103	2,127
Other operating and finance income	58,238	18,444
Value added available for distribution	1,288,616	550,319
Distribution :		
To employees in staff cost	450,556	440,788
To providers of capital in interest on borrowings	115,744	134,233
To government in income and freight taxes	36,974	24,147
Retained for reinvestment and future growth :		
(a) depreciation	256,516	281,307
(b) retained earnings	428,826	(330,156)
	1,288,616	550,319

	2003 US$	2002 US$
Value added per employee	109,483	45,023
Value added per US$ employment cost	2.86	1.25
Value added per US$ investment in property, plant and equipment (before depreciation)	0.37	0.13
Value added per US$ sales	0.23	0.12

	2003	2002
Additional Information:		
Average number of employees[38]	11,770	12,223
Cost of property, plant and equipment (before depreciation) in US$'000	3,497,783	4,402,041

[38] The decrease in the Group's average number of of employees is mainly due to the sale of American Eagle Tankers Group ("AET") on 22 July 2003.

Simplified Group Financial Position

As at 26 December 2003

What We Owned	2003 US$'000	2002 US$'000
	4,063,737	4,769,177

	US$'000	%
Property, plant and equipment	2,299,717	56.6
Trade receivables	623,587	15.3
Inventories at cost	62,108	1.5
Other assets	1,078,325	26.6

What We Owed	2003 US$'000	2002 US$'000
	4,063,737	4,769,177

	US$'000	%
Share capital	798,527	19.7
Reserves	505,541	12.4
Borrowings	1,147,126	28.2
Current liabilities	1,071,023	26.4
Deferred income and other non current liabilities	541,520	13.3

Five Year Group Financial Statistics

	2003 US$'000	2002 US$'000	2001 US$'000	2000 US$'000	1999 US$'000
Income					
Revenue	5,522,583	4,641,818	4,729,950	4,608,985	4,216,808
Profit/(loss) before tax and minority interest	456,723	(317,810)	(34,835)	207,574	178,722
Profit/(loss) after tax and minority interest	428,826	(330,156)	(56,366)	175,839	88,711
Dividends paid (tax exempt)					
– Ordinary shares	–	–	–	–	–
– Preference shares	–	–	–	–	–
Dividend cover after extraordinary items (times)	n.m.	n.m.	n.m.	n.m.	n.m.
Selected Balance Sheet Data					
Current Assets	1,317,693	1,049,674	1,187,751	1,338,058	1,038,149
Investment in associated companies	44	10,406	15,234	36,516	64,203
Investment in joint ventures	1,503	2,975	848	2,830	5,351
Long term investments	20,432	24,294	37,165	39,517	49,685
Property, plant and equipment	2,299,717	3,169,440	3,091,336	2,472,066	2,607,224
Deferred charges	4,746	8,271	8,626	8,772	14,982
Intangible assets	44,755	58,196	83,627	27,385	17,081
Goodwill arising on consolidation	259,588	291,853	308,695	142,940	151,136
Deferred tax assets	41,024	32,464	10,011	1,973	2,039
Other non-current assets	74,235	121,604	174,846	272,402	210,020
Total assets	4,063,737	4,769,177	4,918,139	4,342,459	4,159,870
Current liabilities	1,071,023	1,062,829	833,456	965,954	909,691
Borrowings	1,147,126	2,550,275	2,613,527	1,829,014	2,080,068
Deferred income	25,421	30,509	35,643	8,196	986
Deferred tax liabilities	256,459	284,747	307,499	395,732	223,064
Provisions and other non-current liabilities	248,440	253,633	212,089	177,839	161,569
Total liabilities	2,748,469	4,181,993	4,002,214	3,376,735	3,375,378
Total net assets	1,315,268	587,184	915,925	965,724	784,492
Share capital and reserves	1,304,068	556,053	885,477	939,549	765,591
Minority interests	11,200	31,131	30,448	26,175	18,901
	1,315,268	587,184	915,925	965,724	784,492

Selected Ratios	2003 US$'000	2002 US$'000	2001 US$'000	2000 US$'000	1999 US$'000
Return on ordinary share capital and reserves					
– after extraordinary items	32.88%	-59.37%	-6.37%	18.72%	11.59%
Return on total assets					
– after extraordinary items	10.55%	-6.92%	-1.15%	4.05%	2.13%
Net tangible assets per S$1 share (in US$)	0.79	0.27	0.50	0.71	0.56
Current assets % to current liabilities	123.03%	98.76%	142.51%	138.52%	114.12%
Share capital and reserves % to total assets	32.09%	11.66%	18.00%	21.64%	18.40%

n.m. = not meaningful

Five Year Group Financial Statistics

Revenue
(US$ billion)



Year	Revenue
1999	**4.22**
2000	**4.61**
2001	**4.73**
2002	**4.64**
2003	**5.52**

Profit/(Loss)
(US$ million)


Profit Before Tax & Minority Interest
Profit After Tax & Minority Interest

Year	Profit Before Tax & Minority Interest	Profit After Tax & Minority Interest
1999	**178.7**	**88.7**
2000	**207.6**	**175.8**
2001	**(34.8)**	**(56.4)**
2002	**(317.8)**	**(330.2)**
2003	**456.7**	**428.8**

Total Assets
(US$ million)



Year	Total Assets
1999	**4,159.9**
2000	**4,342.5**
2001	**4,918.1**
2002	**4,769.2**
2003	**4,063.7**

Share Capital & Reserves
(US$ million)



Year	Share Capital & Reserves
1999	**765.6**
2000	**939.5**
2001	**885.5**
2002	**556.1**
2003	**1,304.1**

Debt to Equity Ratio
(Times)



Year	Debt to Equity Ratio
1999	**2.97**
2000	**2.22**
2001	**3.11**
2002	**5.06**
2003	**0.96**

Cost of Debt (interest expense/ average borrowings)



Year	Cost of Debt
1999	**5.8**
2000	**5.9**
2001	**5.2**
2002	**4.8**
2003	**5.7**


Earnings/(loss)
per Share
(US cents)
1999 9.75
2000 14.96
2001 (4.79)
2002 (28.07)
2003 35.42


Net Tangible Asset
per S$1 Share
(US$)
1999 0.56
2000 0.71
2001 0.50
2002 0.27
2003 0.79


Price/Earning
Ratio
(Times)
1999 8.9
2000 6.1
2001 n.m
2002 n.m
2003 2.5
n.m = not meaningful due to loss


NOL Share Price
(S$)
Year High (closing)
Year Low (closing)
Year Average (closing)
1999 2.73 0.495 1.56
2000 2.33 1.04 1.589
2001 1.73 0.68 1.18
2002 1.29 0.595 0.947
2003 2.44 0.845 1.532


NOL Month-end Share Price (S$)
Jan'99
Jan'00
Jan'01
Jan'02
Jan'03

[illegible]
[illegible]
[illegible]
[illegible]